    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 30, 2000
                                                  REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM F-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                        PRECISE SOFTWARE SOLUTIONS LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 NOT APPLICABLE
                  (EXACT NAME OF REGISTRANT'S NAME IN ENGLISH)

              ISRAEL                              7372                          NOT APPLICABLE
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                                           1 HASHIKMA STREET
                                    P.O. BOX 88 SAVYON 56518, ISRAEL
                                            972 (3) 635-2566

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                        PRECISE SOFTWARE SOLUTIONS, INC.
                         ATTN: CHIEF EXECUTIVE OFFICER
                               690 CANTON STREET
                         WESTWOOD, MASSACHUSETTS 02090
                                 (781) 461-0700
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

    WILLIAM B. ASHER, ESQ.           DR. EDDO DINSTEIN, ADV.        JEFFREY S. MARCUS, ESQ.      AMIR HALEVY, ADV.
    KENNETH J. GORDON, ESQ.           VOLOVELSKY, DINSTEIN,         MICHELLE A. LOPEZ, ESQ     KLEINHENDLER & HALEVY
TESTA, HURWITZ & THIBEAULT, LLP             SNEH & CO               MORRISON & FOERSTER LLP     30 KALISHER STREET
        125 HIGH STREET                   NOLTON HOUSE            1290 AVENUE OF THE AMERICAS     TEL AVIV 65257
       BOSTON, MA 02110                 14 SHENKAR STREET              NEW YORK, NY 1010              ISRAEL
        (617) 248-7000               HERZLIYA PITUACH 46725             (212) 468-8000           972 (3) 510-7575
                                             ISRAEL
                                        972 (3) 566-4565

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                                                      PROPOSED MAXIMUM    PROPOSED MAXIMUM
             TITLE OF EACH CLASS OF                 AMOUNT TO BE     AGGREGATE OFFERING  AGGREGATE OFFERING       AMOUNT OF
          SECURITIES TO BE REGISTERED               REGISTERED(1)    PRICE PER SHARE(2)         PRICE        REGISTRATION FEE(3)
--------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares, par value NIS 0.03 per share...      5,002,500            $25.28           $126,463,700           $33,387
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

(1) Includes 652,500 shares which the underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the high and low sales prices of the Registrant's ordinary shares on October 27, 2000, as reported on the Nasdaq National Market.
(3) Calculated pursuant to Rule 457(a) based on an estimate of the maximum offering price.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED OCTOBER 30, 2000

PROSPECTUS
                                4,350,000 SHARES

                            [PRECISE SOFTWARE LOGO]

                        PRECISE SOFTWARE SOLUTIONS LTD.
                                ORDINARY SHARES
                            ------------------------

     Precise Software Solutions Ltd. is selling 2,594,085 shares and Precise shareholders are selling 1,755,915 shares.

     The shares are quoted on the Nasdaq National Market under the symbol "PRSE." On October 26, 2000, the last sale price of the shares as reported on the Nasdaq National Market was $27.00 per share.

     INVESTING IN OUR ORDINARY SHARES INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

                            ------------------------

                                                              PER SHARE         TOTAL
                                                              ---------         -----
     Public offering price..................................     $                $
     Underwriting discount..................................     $                $
     Proceeds, before expenses, to Precise..................     $                $
     Proceeds to the selling shareholders...................     $                $

     The underwriters may also purchase up to an additional 652,500 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares will be ready for delivery in New York, New York on or about
            , 2000.

                            ------------------------

MERRILL LYNCH & CO.
                CIBC WORLD MARKETS
                                 DAIN RAUSCHER WESSELS
                                             WIT SOUNDVIEW
                                                         FAC/EQUITIES
                            ------------------------
                The date of this prospectus is          , 2000.

[INSIDE FRONT COVER]
PRECISE SOFTWARE SOLUTIONS
[Precise Logo]
Precise Product Suite...
Precise/SQL
Precise/Pulse
Precise/Interpoint
Precise/Swift-e
Precise/Presto for EMC
Precise/Insight
accelerating e-business performance

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................    4
Forward-Looking Statements..................................   16
Use of Proceeds.............................................   17
Dividend Policy.............................................   17
Price Range of Our Ordinary Shares..........................   18
Capitalization..............................................   19
Dilution....................................................   20
Selected Consolidated Financial Data........................   21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   22
Business....................................................   31
Management..................................................   44
Principal and Selling Shareholders..........................   51
Description of Share Capital................................   55
Related Party Transactions..................................   58
Shares Eligible for Future Sale.............................   59
United States Federal Income Tax Considerations.............   61
Israeli Taxation and Investment Programs....................   65
Conditions in Israel........................................   70
Enforceability of Civil Liabilities.........................   72
Underwriting................................................   73
Legal Matters...............................................   75
Experts.....................................................   75
Where You Can Find More Information.........................   76
Index to Consolidated Financial Statements..................  F-1

                      [This Page Intentionally Left Blank]

                                    SUMMARY

     This summary does not contain all of the information that may be important to you. You should read the entire prospectus before making an investment decision.

                        PRECISE SOFTWARE SOLUTIONS LTD.

     We are a provider of Information Technology infrastructure performance management software. This infrastructure consists of networks, operating systems, servers, applications, databases and storage devices that must proactively support traditional and electronic business activities. Our software optimizes the performance of an organization's infrastructure, which is fundamental to its ability to generate revenues, attract and retain customers and maintain its competitive position. For example, an online merchant must ensure that a user shopping on its Web site is experiencing quality performance or else the merchant risks losing that customer to a competitor. Using our software, an organization can easily and rapidly detect performance slowdowns, isolate the root cause, determine the impact on its business and suggest remedial action before users are impacted.

     Global competitive pressures are driving organizations to continuously seek new and improved ways to better serve their customers. To enhance their competitiveness, organizations are implementing e-business initiatives that rely on the Internet. For example, enterprise resource planning, or ERP, applications, the means through which an organization controls, manages and expands its business operations, are now being extended over the Internet to include external users to effect data exchange and e-commerce transactions. In addition, there are new categories of companies that are emerging to take advantage of the Internet, including application service providers and management service providers. To enable and support e-business initiatives, a complex, layered infrastructure of technologies and services has evolved. The complexity is driven by a number of factors, including heterogeneous technologies with rapidly changing standards and protocols, an increase in the number of internal and external users and a vast increase in the volume of transactions and amount of data supported. What is vital about this Information Technology infrastructure is the level of performance it delivers to internal users, customers, partners and vendors. Poor performance or downtime can have a significant negative impact on an organization's productivity, revenues, customer satisfaction and earnings.

     Efficient management of the infrastructure involves addressing the needs and problems of all constituencies across the extended enterprise. Each class of user has different performance requirements and defines, and refers to, its own performance metrics and problems differently. Technology support personnel must reconcile these disparate needs and manage the infrastructure without employing techniques or technologies that consume additional database and system resources. In addition, infrastructure performance must align with business priorities so that, for example, critical revenue-generating applications, such as completing an online sale, are processed prior to non-revenue generating applications, such as posting data to an organization's accounting system. Because of these challenges, organizations are investing heavily in software to manage and optimize the Information Technology infrastructure. Dataquest estimates that organizations spent $2.4 billion in 1999 and expect to spend $4.7 billion in 2003 on availability and performance management software. Existing software solutions can assist in locating certain problems, but are often costly and time-consuming to deploy, unable to pinpoint the source of the problem and consume database resources in the process. As a result, we believe there is a need for rapidly deployable software that proactively monitors an organization's Information Technology infrastructure to optimize performance without utilizing additional database and system resources. We believe we fill this need.

     We sell our software directly through a sales force of over 40 professionals and indirectly through resellers and one original equipment manufacturer, or OEM. Our OEM relationship is with EMC Corporation, or EMC, a leading provider of enterprise storage systems, software and services. EMC integrates our products with similar EMC software used for improving storage system performance and sells the bundled product to its customers. Amdocs, a provider of information systems solutions to telecommunications companies and our leading reseller, offers our software as an add-on product to their current offering. Our current customers include Boeing, Carnival Cruise Lines, Chevron, Cox Communications, Deutsche Telekom, Excite@Home, Ford Motor Company, Mannesmann AG, One 2 One, Qwest Communications, Southwestern Bell, Staples and The Hartford. Revenues from these customers accounted for 13.7% and 7.9%, respectively, of our total revenues in 1999 and the nine months ended September 30, 2000.

     We were incorporated in Israel in 1990. Our offices in Israel are located at 1 Hashikma Street, Savyon, Israel 56518, and our telephone number is 972 (3) 635-2566. Our U.S. subsidiary is located at 690 Canton Street, Westwood, Massachusetts 02090, and our telephone number is (781) 461-0700. Our Web site is located at www.precise.com, and information contained on it does not constitute part of this prospectus.

                               RECENT DEVELOPMENT

     On October 27, 2000, we entered into an agreement to acquire Savant Corporation for $20 million in a combination of cash and ordinary shares. Savant creates and markets a suite of real-time diagnostic and proactive management solutions. Savant's Diagnostic Center product provides users with an unattended, real-time illustrated view of database and application activity as well as the ability to predict and manage performance and availability issues. We expect to integrate Savant's software products into our own product offerings in order to provide a more comprehensive solution for our customers.

     In connection with the Savant transaction, we will exchange approximately 512,445 of our ordinary shares for all Savant's outstanding shares of capital stock, vested stock options and warrants. We will also pay $2.5 million in cash. If revenue from Savant's products and services exceed certain thresholds in the year ending December 31, 2001, we will issue additional ordinary shares. We intend to account for the transaction as a purchase. Completion of the acquisition is subject to regulatory approval and customary closing conditions and is expected to close in the fourth quarter of 2000.

                                  THE OFFERING

Ordinary shares offered by
Precise........................... 2,594,085 shares

Ordinary shares offered by selling
shareholders...................... 1,755,915 shares

Ordinary shares outstanding after
this offering..................... 24,520,463 shares

Use of proceeds................... We intend to use the net proceeds of this offering to expand our sales and distribution channels, to invest in research and development activities and for working capital and general corporate purposes, including possible acquisitions of complementary technologies, products or businesses.

Risk Factors...................... See "Risk Factors" for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

Nasdaq National Market symbol..... "PRSE"

                            ------------------------

     The number of ordinary shares that will be outstanding after this offering is based on the number of ordinary shares outstanding as of September 30, 2000. This information excludes:

     - 5,447,260 ordinary shares issuable upon exercise of options outstanding as of September 30, 2000, with a weighted average exercise price of $5.29 per share;

     - an additional 1,885,740 ordinary shares reserved for issuance pursuant to options issuable under our share option and incentive plans;

     - 667,000 ordinary shares reserved for issuance under our 2000 employee share purchase plan; and

     - 512,445 ordinary shares which will be issued upon the consummation of our acquisition of Savant Corporation and additional ordinary shares which may be issued based on achievement of certain post acquisition performance targets.

     Unless otherwise indicated, the information in this prospectus:

     - reflects a two-for-three reverse share split completed in April 2000;

     - reflects the conversion of all of our outstanding preferred shares into ordinary shares in July 2000 upon the closing of our initial public offering; and

     - assumes the underwriters will not exercise their over-allotment option.

     All references in this prospectus to "dollars" or "$" are to U.S. dollars and all references to "NIS" are to New Israeli Shekels.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The following table summarizes our consolidated statement of operations data for the periods presented. You should read this information in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes appearing elsewhere in this prospectus. Precise has prepared its consolidated financial statements in U.S. dollars and in accordance with U.S. generally accepted accounting principles. The pro forma basic and diluted net loss per share reflects the automatic conversion of our preferred shares into ordinary shares.

                                                                                                  NINE MONTHS
                                                                                                     ENDED
                                                         YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                             -----------------------------------------------   -----------------
                                              1995      1996      1997      1998      1999      1999      2000
                                             -------   -------   -------   -------   -------   -------   -------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)           (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  Software licenses........................  $   984   $   954   $ 2,382   $ 5,331   $ 9,770   $ 6,598   $14,875
  Services.................................      163       272       406       858     1,844     1,170     3,051
                                             -------   -------   -------   -------   -------   -------   -------
         Total revenues....................    1,147     1,226     2,788     6,189    11,614     7,768    17,926
Cost of revenues:
  Software licenses........................       61       130       349       522       741       525       484
  Services.................................       33        54        86       198       906       422     1,174
                                             -------   -------   -------   -------   -------   -------   -------
         Total cost of revenues............       94       184       435       720     1,647       947     1,658
                                             -------   -------   -------   -------   -------   -------   -------
Gross profit...............................    1,053     1,042     2,353     5,469     9,967     6,821    16,268
Operating expenses:
  Research and development, net............      499       602     1,737     2,214     2,891     2,113     3,437
  Sales and marketing, net.................    1,203     2,498     3,278     5,739     7,913     5,117    13,787
  General and administrative...............      978     1,264     1,341     1,272     1,598     1,129     2,640
  Amortization of deferred stock
    compensation...........................       --        --        --       300       234        95     4,953
                                             -------   -------   -------   -------   -------   -------   -------
         Total operating expenses..........    2,680     4,364     6,356     9,525    12,636     8,454    24,817
                                             -------   -------   -------   -------   -------   -------   -------
  Operating loss...........................   (1,627)   (3,322)   (4,003)   (4,056)   (2,669)   (1,633)   (8,549)
  Net loss.................................  $(1,950)  $(1,593)  $(4,215)  $(4,022)  $(2,598)  $(1,654)  $(7,177)
                                             =======   =======   =======   =======   =======   =======   =======
  Basic and diluted net loss per share.....  $ (1.31)  $ (0.89)  $ (2.35)  $ (1.31)  $ (0.79)  $ (0.50)  $ (0.76)
                                             =======   =======   =======   =======   =======   =======   =======
  Weighted average number of shares used in
    computing basic and diluted net loss
    per share..............................    1,486     1,783     1,785     3,077     3,299     3,299     9,451
                                             =======   =======   =======   =======   =======   =======   =======
  Pro forma basic and diluted net loss per
    share (unaudited)......................                                          $ (0.22)            $ (0.41)
                                                                                     =======             =======
  Weighted average number of shares used in
    computing pro forma basic and diluted
    net loss per share (unaudited).........                                           11,637              17,403
                                                                                     =======             =======

     The following table indicates a summary of our balance sheet at September 30, 2000:

     - on an actual basis; and

     - on an as adjusted basis to give effect to the issuance and sale of the 2,594,085 ordinary shares offered by us in this offering, at an estimated public offering price of $27.00 per share after deducting the estimated underwriting discount and offering expenses, and our anticipated application of the net proceeds.

                                                                SEPTEMBER 30, 2000
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $25,447     $ 90,485
Marketable securities.......................................   29,149       29,149
Working capital.............................................   54,034      119,072
Total assets................................................   90,554      155,592
Total shareholders' equity..................................   82,479      147,517

                                  RISK FACTORS

     Investing in our ordinary shares will provide you with an equity ownership interest in Precise. As a Precise shareholder, you will be subject to risks inherent in our business. The performance of your shares will reflect the performance of our business relative to, among other things, our competition, industry conditions and general economic and market conditions. The value of your investment may decline and could result in a total loss. You should carefully consider the following factors, as well as the other information in this prospectus, before deciding to invest in our ordinary shares.

RISKS RELATED TO OUR BUSINESS

BECAUSE OF THE SIGNIFICANT PURCHASE PRICE OF OUR SOFTWARE PRODUCTS AND THE CORRESPONDING CARE THAT OUR POTENTIAL CUSTOMERS EXERCISE IN MAKING A PURCHASE DECISION, WE EXPECT THAT OUR QUARTERLY OPERATING RESULTS WILL CONTINUE TO FLUCTUATE AND THIS COULD CAUSE THE TRADING PRICE OF OUR SHARES TO FLUCTUATE OR DECLINE

     Like many software and technology related companies, our quarterly operating results have varied significantly in the past. Because of the significant purchase price of our software products, our customers exercise care in making a purchase decision. We believe that this caution, in combination with the other factors listed below, exposes us to larger variability in quarterly operating results relative to other software or technology companies. Since our operating results are likely to vary significantly in the future, we believe that period-to-period comparisons of our operating results are not meaningful and you should not rely upon our results in any one quarter as an indicator of our future performance. If our quarterly revenues and operating results fail to meet or exceed the expectations of securities analysts or investors, the market price of our ordinary shares could fall substantially. Our operating results vary depending on a number of factors, many of which are outside our control, including:

     - varying budgeting cycles and available funds of our customers and potential customers;

     - the length and variability of our sales cycle;

     - varying size, timing and contractual terms of enterprise-wide orders for our software;

     - changes in demand for Oracle databases, with which our software operates, and related enterprise application software;

     - seasonality in our revenues, which have been lower historically in the first and third quarters;

     - changes in gross margins resulting from the mix of domestic and international sales;

     - software defects and other product quality problems that may not become known until customer trials or after installation; and

     - changes in gross margins depending on whether our software is sold directly or through indirect sales channels.

In addition, a significant portion of our software license revenues in any quarter is often derived from orders booked and shipped in the last weeks or days of that quarter. A delay in an order, even from just one customer, could negatively impact our quarterly revenues and operating results.

     A substantial portion of our expenses, including most software development and sales and marketing expenses, must be incurred in advance of generating revenues. In addition, our operating expenses are largely based on anticipated organizational growth and revenue trends and a high percentage of our expenses are, and will continue to be, fixed. As a result, if our projected revenues do not meet our expectations, for the reasons above or for any other reasons, then we will still incur these fixed expenses and are likely to experience an even larger shortfall in our quarterly operating results relative to expectations.

WE HAVE A HISTORY OF LOSSES, AND WE ANTICIPATE OUR EXPENSES WILL INCREASE IN THE FORESEEABLE FUTURE AS A RESULT OF PLANNED EXPANSION OF OUR SALES AND MARKETING CHANNELS AND RESEARCH AND DEVELOPMENT ACTIVITIES, WHICH MAY DELAY OR PREVENT US FROM ATTAINING PROFITABILITY

     We incurred net losses of approximately $4.2 million for the year ended December 31, 1997, $4.0 million for the year ended December 31, 1998, $2.6 million for the year ended December 31, 1999 and $7.2 million for the nine months ended September 30, 2000. As of September 30, 2000, we had an accumulated deficit of approximately $23.6 million. We cannot predict the extent of our future losses and when, or if, we may become profitable. We anticipate that our expenses will increase substantially in the foreseeable future as we seek to expand our distribution channels, to increase our sales and marketing activities, and to continue to develop our technology and introduce new software. These efforts may prove more costly than we currently anticipate and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. If we fail to increase our revenues at a greater rate than our expenses, we will not be able to achieve and maintain profitability.

OUR INABILITY TO DEDICATE APPROPRIATE FINANCIAL AND MANAGERIAL RESOURCES COULD IMPAIR OUR ABILITY TO GROW OUR REVENUES AT THE SAME RATE IN THE FUTURE AS THEY HAVE IN THE PAST AND, FOR THE SAME REASON, THEY COULD DECLINE

     Although our revenues have grown at substantial rates in recent years, we do not expect our revenues to grow as rapidly in the future, and our revenues could decline. Our total revenues have grown from $2.8 million for the year ended December 31, 1997 to $6.2 million for the year ended December 31, 1998 to $11.6 million for the year ended December 31, 1999. Our total revenues for the nine months ended September 30, 2000 were $17.9 million. As our business develops and the market for our software products matures, it is unlikely that our revenues will continue to grow at the same rapid pace. We may not be able to dedicate the significant managerial time and effort required to develop additional strategic relationships, and we may not be able to hire sufficient numbers of sales personnel to expand our sales channels and increase penetration of our existing markets. In addition, we may not have the financial liquidity required to develop and introduce, on a timely basis, new products that achieve broad market acceptance.

OUR FAILURE TO DEDICATE APPROPRIATE RESOURCES TO OUR BUSINESS COULD STRAIN OUR EXISTING SYSTEMS OR MANAGEMENT CAPABILITIES, LIMIT OUR GROWTH AND HARM OUR BUSINESS AND FINANCIAL PERFORMANCE

     We currently have employees based in Israel, the United Kingdom and throughout the United States. We increased our employee base significantly during 1999 and 2000. In particular, we have recently increased, and expect to continue to increase, the size of our sales force and have recently integrated the operations of our U.K. distributor, Knight Fisk Software Ltd., which we acquired in February 2000. Furthermore, we have recently established and expect to continue to establish additional distribution channels through third-party relationships. Our growth, coupled with rapid changes in our market, has placed, and is likely to continue to place, significant strains on our administrative, operational and financial resources and places significant demands on our internal systems, procedures and controls. In order to manage growth effectively, we must implement and improve our operational systems and controls. The failure to invest in and establish systems with sufficient capacity to handle expanded operations or failure to dedicate appropriate managerial resources could restrain our potential future growth and may harm the efficiency of our operations. Furthermore, if we fail to manage our growth effectively, the quality of our products and services and our operating results could be seriously harmed.

WE WILL NEED TO RECRUIT AND RETAIN ADDITIONAL QUALIFIED PERSONNEL TO SUCCESSFULLY GROW OUR BUSINESS

     Our future success will depend in large part on our ability to attract and retain experienced sales, marketing, research and development, customer support and management personnel. If we do not attract and retain such personnel, we may not be able to expand our sales coverage or develop and introduce new or enhanced products on the scale and schedule that we intend. Competition for qualified personnel in the computer software industry is intense, especially for technical personnel in Israel, where our research and development organization is located. We have experienced difficulty in the past recruiting qualified personnel, especially technical and sales personnel. Moreover, we intend to expand the scope of our international operations and these plans will require us to hire experienced management, service, marketing, sales and customer support personnel abroad. We expect competition for qualified personnel to remain intense and we may not succeed in attracting or retaining these personnel.

     In addition, new employees generally require substantial training in the use of our products, which in turn requires significant resources and management attention. There is a risk that even if we invest significant resources in attempting to attract, train and retain qualified personnel, we will not be successful in our efforts. Our costs of doing business would increase without the expected increase in revenues. Our inability to recruit, hire, train and retain qualified employees could cause our business to suffer.

ANY ACQUISITIONS OR ATTEMPTED ACQUISITIONS WILL DIVERT MANAGEMENT ATTENTION AND FINANCIAL RESOURCES AND MAY HARM OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     As part of our growth strategy, we intend to consider acquiring complementary technologies, products and businesses. Attempted acquisitions, such as that of Savant Corporation, may divert management, operational and financial resources from the conduct of our core business. For example, we do not have specific personnel dedicated to the identification and integration of potential acquisitions. As a result, if we pursue this growth strategy, the efforts of management will be diverted from their other operational responsibilities, and we may not complete any attempted acquisition. Moreover, to pay for an acquisition, we might use capital stock, or cash, including the proceeds from this offering, or a combination of both. We may alternatively borrow money from a bank or other lender. If we use capital stock, our shareholders will experience dilution. If we use cash or debt financing, our financial liquidity will be reduced, the holders of our debt would have claims on our assets ahead of holders of our ordinary shares and our business operations may be restricted by the terms of our debt, including our ability to pay dividends on our ordinary shares. In addition, an acquisition may involve nonrecurring charges or amortization of significant amounts of goodwill and other intangible assets, which would adversely affect our ability to achieve and maintain profitability. In February 2000, we acquired all of the capital stock of Knight Fisk Software Ltd., our U.K. distributor. As part of this transaction, which was accounted for as a purchase, approximately $0.7 million of goodwill was recorded as an asset on our balance sheet and will be amortized over the next ten years. In October 2000, we agreed to acquire Savant Corporation in a transaction to be accounted for as a purchase. We expect to pay the stockholders of Savant $2.5 million in cash and 512,445 of our ordinary shares. If certain performance targets are met, we would be obligated to issue additional ordinary shares.

FUTURE ACQUISITIONS MAY NOT PRODUCE THE REVENUES, EARNINGS OR BUSINESS SYNERGIES THAT WE ANTICIPATED AND MAY CAUSE OUR REVENUES TO DECLINE

     We have agreed to acquire Savant Corporation, however, the consummation of the acquisition is subject to regulatory approval and certain other customary closing conditions and may not occur. Even if consummated, the acquisition of Savant and any other future acquisitions may not produce the revenues, earnings or business synergies that we anticipated, and acquired businesses or technologies may not perform as expected for a variety of reasons, including:

     - difficulties in the integration of the operations, technologies, products and personnel of the acquired company;

     - risks of entering markets in which we have no or limited prior experience;

     - potential loss of key employees of the acquired entity; and

     - expenses of any undisclosed or potential legal liabilities of the acquired company.

     In addition, management's attention and resources may be diverted during any attempted integration. Any one or a combination of these factors may cause our revenues or earnings to decline.

WE DEPEND UPON KEY PERSONNEL, THE LOSS OF WHOM WOULD HARM OUR OPERATIONS

     Our success depends, to a significant extent, upon the continued performance and services of our executive officers and other key sales, marketing, engineering and support personnel. The loss of the services of any of our executive officers or key personnel, including Shimon Alon, our President and Chief Executive Officer, would be disruptive to our operations. It would be difficult and time consuming to replace them. We do not maintain key person life insurance policies on any of our officers. Any of these individuals may voluntarily terminate his employment with Precise. Our inability to retain these employees could harm the growth and success of our business.

WE COMPETE WITH ORACLE, A COMPANY WITH LONG-STANDING RELATIONSHIPS WITH OUR CUSTOMERS; EFFORTS BY ORACLE TO IMPROVE THEIR COMPETITIVE POSITION COULD REDUCE OUR REVENUES OR GROSS MARGINS

     We face both current and potential competition from Oracle. Our Precise/SQL software presently competes with a product sold by Oracle in the market for Information Technology infrastructure performance management software. As part of its competitive strategy, Oracle could attempt to increase its presence in this market by focusing its efforts on selling its own performance management software to our present and potential customers. In addition, Oracle could bundle its own performance management software, or performance management software offered by a third party, with its database software, which could discourage potential customers from purchasing our software. Even if the performance management software sold by Oracle or bundled with Oracle's database software was more limited in functionality than our software, a significant number of customers or potential customers might elect to accept more limited functionality instead of purchasing additional software from us. Although to date we have not experienced pressure to reduce prices or margins as a result of Oracle bundling performance management software with their database software, this bundling practice could lead to future price reductions for our software, reducing our gross margins. Oracle has a longer operating history, a larger installed base of customers and substantially greater financial, distribution, marketing and technical resources than we do. If any of those events occurred, our ability to compete effectively could be impaired, and we would lose market share.

OUR RELATIONSHIP WITH ORACLE IS IMPORTANT TO OUR SOFTWARE DEVELOPMENT EFFORTS AND ANY DETERIORATION IN THIS RELATIONSHIP COULD IMPAIR OUR ABILITY TO DEVELOP OUR SOFTWARE

     We rely on our participation in Oracle's testing and feedback programs to develop our technology and enhance the features and functionality of our software on a timely basis to coincide with the release of new software or software enhancements from Oracle. Any deterioration of our relationship with Oracle could delay development or introduction of our new or enhanced software. This would adversely affect our competitive position. We do not have any agreements to ensure that our existing relationship with Oracle will continue. Traditionally, Oracle has not prohibited companies who develop software that supports Oracle products from participating in these programs. However, if Oracle were to prohibit us from participating in these programs in the future for competitive or other reasons, our inability to respond to any changes in Oracle products could result in shipment delays or lost revenues.

IF THE MARKETS FOR ORACLE DATABASES AND RELATED APPLICATIONS SOFTWARE DO NOT CONTINUE TO EXPAND, OUR ABILITY TO GROW OUR BUSINESS WILL BE ADVERSELY AFFECTED

     To date, substantially all of the Precise software has been designed to support Oracle-based Information Technology infrastructures and we expect our software to be dependent on the Oracle market for the foreseeable future. If the market for Oracle databases and related applications software declines or expands more slowly than we currently anticipate, our ability to grow our business, sell our software and achieve and maintain profitability would be impaired. Although the market for Oracle databases and related applications has grown rapidly, this growth may not continue at the same rate, or at all.

THE PERFORMANCE MANAGEMENT SOFTWARE MARKET IS EXPECTED TO RAPIDLY EVOLVE, AND IF WE ARE NOT ABLE TO ACCURATELY PREDICT AND RESPOND TO MARKET DEVELOPMENTS OR CUSTOMER NEEDS, OUR COMPETITIVE POSITION WILL BE IMPAIRED

     The market for Information Technology infrastructure performance management software is relatively new and is expected to evolve rapidly. However, estimates of our market's expected growth are inherently uncertain and are subject to many risks and assumptions. In formulating its estimate of the size of the availability and performance software market discussed on pages 1 and 32, Dataquest has assumed enterprise and service provider infrastructure buildouts, the growth of electronic commerce, the need for management applications to streamline complex business processes, the use of third-party management vendor support, the stability of the global economy, the continued use of traditional software models and limited public sector intervention in the software market. Moreover, many of our customers operate in markets characterized by rapidly changing technologies and business plans. These customers look to our software products to monitor performance in this environment. Rapid changes in the needs of these customers and changing technologies make it difficult for us to predict their demands. We are particularly susceptible to those changes since our software is used in a wide array of operating environments, which are constantly evolving. As a result, we may not be able to develop, on a timely basis or at all, software that meets our customers' needs or desires. In addition, various sectors of our market are served by competitors who may respond more effectively to market developments and customer needs. We cannot assure you that the market for our software will grow or that we will be able to respond to changes in the market, evolving customer needs or our competition. If the market for our software does not develop as we expect or if we fail to respond to market and competitive developments, our business prospects and competitive position will be impaired.

THE FAILURE OF OUR NEW SOFTWARE TO ACHIEVE MARKET ACCEPTANCE OR DELAYS IN OUR CURRENT OR FUTURE SOFTWARE DEVELOPMENT EFFORTS COULD ERODE OUR COMPETITIVE POSITION

     The failure to successfully develop, enhance or modify our software, or the failure to do so on a timely basis, could limit our revenue growth and competitive position. We recently introduced new software for performance management in e-business environments. In addition, we are expanding our product line to allow the monitoring of an organization's Information Technology infrastructure performance and continuing to develop new releases of our core products that incorporate additional features. We may need to rapidly develop and introduce additional software and enhancements to our existing software to satisfy our current customers and maintain our competitive position in the marketplace. We may also need to modify our software so that it can operate with new or enhanced software introduced by other software vendors. The failure to introduce new, enhanced or modified software on a timely basis could prevent our software from achieving market acceptance. We have in the past, and may in the future, experience delays in the timing of new software introductions. To support our software development, enhancement or modification, we may find it necessary to license or acquire new technologies, which may not be available to us on acceptable terms, if at all.

THE INABILITY OF OUR SOFTWARE TO OPERATE WITH THE SOFTWARE USED BY OUR CUSTOMERS WOULD CAUSE OUR REVENUES TO DECLINE

     Our software currently utilizes various protocols to interact with our customers' existing software in order to monitor the performance of their Information Technology infrastructure. If other software developers discontinued the use of, or failed to maintain or enhance the protocols with which our software operates, our software could become incompatible with theirs, our customers or potential customers could decide not to purchase our software, and our revenues would decline. In addition, our core software is designed to be used with Oracle databases and related enterprise resource planning applications. If Oracle promotes technologies and standards that are not compatible with our technology or redesigns its database software to reduce or eliminate the need for our software, our business would be seriously harmed.

NEW COMPETITORS COULD EMERGE OR OUR CUSTOMERS COULD INTERNALLY DEVELOP ALTERNATIVES TO OUR PRODUCTS, AND EITHER EVENT COULD IMPAIR OUR ABILITY TO SELL OUR PRODUCTS

     We may face competition from established companies who have not previously entered the market for performance management software, as well as from emerging companies. Established companies may not only develop their own Information Technology infrastructure performance management software, but they may also acquire or establish cooperative relationships with our current competitors. Moreover, our large corporate customers and potential customers could develop infrastructure performance management software internally. New competitors or alliances among competitors may emerge and rapidly acquire significant market share. Many of our existing and potential competitors have greater name recognition, a larger installed customer base and significantly greater financial, technical, marketing and other resources and experience than we do. If these competitors are successful, we would lose market share and our revenues would likely decline.

OUR FAILURE TO ESTABLISH AND EFFECTIVELY MANAGE INDIRECT DISTRIBUTION CHANNELS COULD CAUSE OUR REVENUES TO DECLINE

     Our ability to sell our software in new markets and to increase our share of existing markets will be impaired if we fail to expand significantly our indirect distribution channels. Our sales strategy involves the establishment of multiple distribution channels domestically and internationally through value-added resellers, systems integrators and original equipment manufacturers. We have recently entered into agreements with EMC to bundle a version of our software with their products, and with Amdocs to sell our software along with their product. Although these relationships have been successful to date, we cannot predict the extent to which these companies will continue to be successful in marketing or selling our software. These agreements could be terminated on short notice and they do not prevent either EMC or Amdocs from selling the software of other companies, including our competitors. EMC, Amdocs or any new OEM or reseller could give higher priority to other companies' software or to their own software than they give to ours.

OUR INABILITY TO DEVELOP AND EXPAND OUR DIRECT SALES FORCE WOULD LIMIT OUR REVENUE GROWTH

     We intend to expand the size of our direct sales force domestically and internationally. If we do not expand and retain our direct sales force, revenue growth could be seriously harmed. Competition for qualified sales personnel is intense and we may not be able to hire and retain as many qualified individuals as we may require in the future. To the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information. In addition, sale of our software requires sales personnel, experienced in our market, who target and gain access to the senior management of our prospective customers. Newly hired sales personnel require extensive training and may take six months or longer to achieve full productivity. This training period, along with the difficulty in attracting and retaining qualified individuals, makes it difficult to grow the size of our sales force rapidly and utilize them effectively.

A DECLINE IN THE PRICE OF OR DEMAND FOR OUR PRECISE/SQL SOFTWARE, WHICH ACCOUNTS FOR A SUBSTANTIAL PORTION OF OUR SOFTWARE LICENSE REVENUES, WOULD CAUSE A SIGNIFICANT DECLINE IN OUR REVENUES

     Our success depends on continued market acceptance of our Precise/SQL software. Revenues from licensing Precise/SQL accounted for approximately 86% of our software license revenues for the year ended December 31, 1999 and 72% of our software license revenues for the nine months ended September 30, 2000. We expect software license revenues from Precise/SQL to continue to account for a substantial portion of our future revenues. If Precise/SQL does not continue to achieve market acceptance, or if our competitors release new products that have more advanced features, offer better performance or are more price competitive than Precise/SQL, our revenues may not grow and may even decline.

IF EXISTING CUSTOMERS DO NOT MAKE SUBSEQUENT PURCHASES FROM US OR IF OUR RELATIONSHIPS WITH OUR LARGEST CUSTOMERS ARE IMPAIRED, OUR REVENUE GROWTH COULD DECLINE

     In 1998, 1999 and the nine months ended September 30, 2000, customers that purchased additional licenses for previously purchased Precise software, or purchased licenses for new or enhanced products, generated 25%, 39% and 31%, respectively, of our total software license revenues. Our revenue growth could decline if our current customers do not purchase additional licenses from us. Most of our current customers initially license only a single software product from us or license a software product for a limited use. In addition, as we deploy new versions of our existing software or introduce new software, our current customers may not require the functionality of this new software and may not license it.

     We also depend on our installed customer base for future service revenue from maintenance renewal fees. The terms of our standard license arrangements provide for a one-time license fee and a prepayment of one year of software maintenance. Our maintenance agreements are renewable annually at the option of our customers but there are no obligations to renew. If customers choose not to continue their maintenance service, our revenues may decline.

     In addition, a substantial percentage of our revenues is derived from two of our customers, Amdocs and EMC. In 1999, Amdocs accounted for 15.3% of our total revenues and, in the nine months ended September 30, 2000, EMC accounted for 26.2% of our total revenues. If our relationship with either of these customers were impaired, our revenue growth would decline.

DEFECTS IN OUR SOFTWARE WOULD HARM OUR BUSINESS AND DIVERT RESOURCES

     Because our software is complex, it may contain errors that can be detected at any point in its life cycle. Any errors or defects in our software could result in:

     - delayed or lost revenue;

     - failure to attract new customers or achieve market acceptance;

     - claims against us;

     - diversion of development resources;

     - increased service, warranty and insurance costs; and

     - negative publicity resulting in damage to our reputation.

     While we continually test our software for errors and work with customers to identify and correct them, errors in our software may be found in the future. Testing for errors is complicated because it is difficult to simulate the breadth of operating systems, user applications and computing environments that our customers use and because our software is becoming increasingly complex itself. The costs we may incur in addressing software errors could be substantial.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS THAT COULD RESULT IN SIGNIFICANT COSTS TO US

     Because our customers rely on our software to monitor and improve the performance of their critical software applications, they are sensitive to potential disruptions that may be caused by the use of, or any defects in, our software. As a result, we may be subject to claims for damages related to software errors in the future. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Regardless of whether we prevail, diversion of key employees' time and attention from the business, incurrence of substantial expenses and potential damage to our reputation might result. Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. Limitation of liability provisions like those in our license agreements, however, may not be effective under the laws of some jurisdictions. In addition, although we maintain general liability insurance, we cannot assure you that this coverage will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim.

OUR FAILURE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY COULD HARM OUR COMPETITIVE MARKET POSITION

     Our success and ability to compete are substantially dependent upon our internally developed technology, consisting primarily of computer programs and instructions stored on digital media that can be easily reproduced. If we are unable to protect that technology, our market position will be harmed. Other than our trademarks, most of our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection. Unauthorized third parties may attempt to copy or otherwise obtain and use the technology protected by those rights. Furthermore, policing unauthorized use of our software is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the U.S. If competitors or potential customers are able to use our technology, our ability to compete effectively would be harmed.

     We have placed, and in the future may place, source code for our software in escrow. The source code may, under certain circumstances, be made available to certain of our customers. This may increase the likelihood of misappropriation or other misuse of our software.

CLAIMS THAT OUR SOFTWARE INFRINGES THE PROPRIETARY RIGHTS OF OTHERS COULD HARM OUR BUSINESS AND CAUSE US TO INCUR SIGNIFICANT COSTS

     Software products are increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps. As a result, third parties may claim that our software infringes on their proprietary rights. The application of patent law to the software industry is particularly uncertain as the U.S. Patent and Trademark Office has only recently begun to issue software patents in large numbers. Any potential intellectual property claims against us, with or without merit, could:

     - be expensive and time consuming to defend;

     - cause us to cease making, licensing or using software that incorporates the challenged intellectual property;

     - cause software shipment and installation delays;

     - require us to redesign our software, if feasible;

     - divert management's attention and resources; or

     - require us to enter into royalty or licensing agreements in order to obtain the right to use a necessary product or component.

     Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. A successful claim of software infringement against us and our failure or inability to license the infringed or similar technology could prevent us from distributing our software or cause us to incur great expense and delay in developing non-infringing software.

WE RELY ON SOFTWARE LICENSED FROM THIRD PARTIES, THE LOSS OF WHICH COULD INCREASE OUR COSTS AND DELAY SOFTWARE SHIPMENTS

     We integrate various third-party software products as components of our software. Our business would be disrupted if this software, or functional equivalents of this software, were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to either redesign our software to function with alternate third-party software or develop these components ourselves, which would result in increased costs and could result in delays in our software shipments. Furthermore, we might be forced to limit the features available in our current or future software offerings.

WE ARE SUBJECT TO RISKS OF OPERATING WORLDWIDE THAT COULD IMPAIR OUR ABILITY TO GROW OUR REVENUES ABROAD

     We market and sell our software in North America, South America, Europe and Asia and we plan to establish additional facilities in these and other parts of the world. Therefore, we are subject to risks associated with having worldwide operations. Sales to customers located outside of North America accounted for approximately 23% of our total revenues in the year ended December 31, 1998, approximately 30% of our total revenues in the year ended December 31, 1999 and approximately 29% of our total revenues during the nine months ended September 30, 2000. In addition, our principal research and development facilities and operations are located in Israel. The expansion of our existing operations and entry into additional worldwide markets will require significant management attention and financial resources. We are also subject to a number of risks customary for worldwide operations, including:

     - economic or political instability in worldwide markets;

     - greater difficulty in accounts receivable collection and longer collection periods;

     - unexpected changes in regulatory requirements;

     - difficulties and costs of staffing and managing foreign operations;

     - import and export controls;

     - the uncertainty of protection for intellectual property rights in some countries;

     - multiple and possibly overlapping tax structures; and

     - foreign currency exchange rate fluctuations.

     To date, a substantial portion of our sales have been denominated in U.S. dollars, and we have not used risk management techniques or "hedged" the risks associated with fluctuations in foreign currency exchange rates. In the future, if we do not engage in hedging transactions, our results of operations will be subject to losses from fluctuations in foreign currency exchange rates.

OUR SHARE PRICE HAS BEEN VOLATILE AND COULD DROP UNEXPECTEDLY

     The price at which our ordinary shares trade has been and is likely to continue to be volatile. The stock market from time to time experiences significant price and volume fluctuations that affect the market prices of securities, particularly securities of technology and computer software companies. As a result, investors may experience a significant decline in the market price of our ordinary shares, regardless of our operating performance. Price declines in our stock could result from many factors outside of our control, including:

     - announcements by our competitors of financial results, acquisitions, new products or technological innovations;

     - disputes concerning patents or other proprietary rights;

     - conditions in Israel; and

     - general market conditions.

     In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type, regardless of its merit, is often extremely expensive and diverts management's attention and resources.

WE ARE CONTROLLED BY A SMALL GROUP OF OUR EXISTING SHAREHOLDERS, WHO MAY MAKE DECISIONS WITH WHICH YOU MAY DISAGREE

     We anticipate that our directors and officers, along with Jerusalem Venture Partners and Gemini Israel Fund, will, in the aggregate, beneficially own approximately 27.2% of our outstanding ordinary shares following the completion of this offering. The interests of these shareholders may differ from your interests. These shareholders, if acting together, will be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. In addition, this concentration of ownership may delay, prevent or deter a change in control and could deprive you of a possible premium for your ordinary shares as part of a sale of Precise.

OUR MANAGEMENT WILL HAVE BROAD DISCRETION AS TO THE USE OF THE PROCEEDS OF THIS OFFERING, WHICH THEY MAY NOT USE EFFECTIVELY

     Management will have significant flexibility in allocating the net proceeds of this offering, including uses with which shareholders may disagree. The failure of management to spend these funds effectively could harm our financial condition and result in lost business opportunities. For more information on how we intend to use the proceeds of this offering, please read the "Use of Proceeds" section on page 17.

RISKS RELATED TO OUR OPERATIONS IN ISRAEL

     For more detailed information on operating in Israel, please read the section entitled "Conditions in Israel" beginning on page 70.

POTENTIAL POLITICAL, ECONOMIC AND MILITARY INSTABILITY IN ISRAEL MAY HARM OUR RESULTS OF OPERATIONS

     Our principal research and development facilities are located in Israel and a small portion of our sales are currently being made to customers in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors as well as many incidents of civil unrest. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. Despite the efforts towards peace between Israel and its Arab neighbors and the Palestinians, there can be no assurance that ongoing or revived hostilities or other factors related to Israel will not harm our business. Furthermore, several countries still restrict business with Israel and Israeli companies. These restrictive laws and policies may seriously limit our ability to operate in Israel or sell our software in these countries and would harm our results of operations.

OUR OPERATIONS MAY BE NEGATIVELY AFFECTED BY THE OBLIGATIONS OF OUR PERSONNEL TO PERFORM MILITARY SERVICE

     Many of our employees in Israel are obligated to perform military reserve duty. In addition, in the event of a war, military or other conflict, individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of time of one or more of our key employees or a significant number of our other employees due to military service. Any such disruption in our operations could harm our operations.

BECAUSE MOST OF OUR REVENUES ARE GENERATED IN NON-ISRAELI CURRENCIES, BUT A PORTION OF OUR EXPENSES ARE INCURRED IN NEW ISRAELI SHEKELS, INFLATION AND CURRENCY FLUCTUATIONS COULD SERIOUSLY HARM OUR RESULTS OF OPERATIONS

     We generate most of our revenues in U.S. dollars but a portion of our costs associated with our Israeli operations are in New Israeli Shekels, or NIS. We also pay some of our international-based sales and support staff in local currencies, such as the British pound sterling. As a result, we are exposed to risks to the extent that the rate of inflation in Israel or in the U.K. exceeds the rate of devaluation of the NIS or the British pound sterling in relation to the U.S. dollar or if the timing of such devaluations lag behind inflation in Israel or in the U.K. In that event, the cost of our operations in Israel and the U.K. measured in terms of U.S. dollars will increase and our U.S. dollar-measured results of operations will suffer. Historically, Israel has experienced periods of high inflation. Our results of operations also could be harmed if we are unable to guard against currency fluctuations in Israel, the U.K. or other countries in which we may employ sales or support staff in the future.

YOU MAY HAVE DIFFICULTIES IN ENFORCING A U.S. JUDGMENT AGAINST US, OUR EXECUTIVE OFFICERS AND DIRECTORS OR IN ASSERTING U.S. SECURITIES LAWS CLAIMS IN ISRAEL

     Because a significant portion of our assets and the assets of our directors and executive officers are located outside the United States, a judgment obtained in the United States against us or any of them may not be collectible in the United States and may not be enforced by an Israeli court. Further, if a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency. We have appointed Precise Software Solutions, Inc., our U.S. subsidiary, as our agent to receive service of process in any action against us arising out of this offering. However, we have not given our consent for our agent to accept service of process in connection with any other claim. For more information regarding the enforceability of civil liabilities against us, our directors and executive officers, please read the "Enforceability of Civil Liabilities" section on page 72.

WE INTEND TO RELY UPON TAX BENEFITS FROM THE STATE OF ISRAEL IF AND WHEN WE BECOME PROFITABLE, BUT THOSE TAX BENEFITS MAY NOT BE AVAILABLE TO US AT THAT TIME

     We are eligible for certain tax benefits for the first several years in which we generate taxable income pursuant to Israel's Law for the Encouragement of Capital Investments, 1959. Although, we have not historically generated taxable income for purposes of this law, we may utilize these tax benefits beginning in 2000. Our financial condition could suffer if these tax benefits were subsequently reduced or not available to us.

     In May 2000, the Government of Israel approved in principle a tax reform proposal that would reduce or eliminate some of these benefits in the future. Legislation will be required to implement these changes, and the enactment of that legislation is uncertain. The termination or reduction of these tax benefits and programs could harm our business, financial condition and results of operations.

     In order to receive tax benefits, we must comply with two material conditions. We must have a certain amount of investments in fixed assets and must finance a portion of these investments with proceeds of equity capital raised by Precise. We believe we have complied with these conditions, but we have not received confirmation from the Investment Center with respect to our compliance. If we fail to comply in whole or in part with these conditions, the tax benefits that we expect to receive could be partially or fully canceled. In that event, we could be forced to refund the amount of the benefits we have received, adjusted for inflation and interest. From time to time, the Government of Israel has discussed reducing or eliminating the benefits available under the Approved Enterprise program. Thus, these tax benefits may not be continued in the future at their current levels or at all. For further information regarding the tax benefits available in the State of Israel, see "Israeli Taxation and Investment Programs" on page 65.

     Additionally, in the event that we increase our activities outside the State of Israel due to, for example, future acquisitions, our increased activities generally will not be eligible for inclusion in Israeli tax benefit programs. Accordingly, our effective corporate tax rate could increase significantly in the future as the revenues generated by the new activities will not qualify for Approved Enterprise treatment.

THE TRANSFER AND USE OF PORTIONS OF OUR TECHNOLOGY ARE LIMITED BECAUSE OF RESEARCH AND DEVELOPMENT GRANTS WE RECEIVED FROM THE ISRAELI GOVERNMENT

     Our research and development efforts associated with the development of our Precise/SQL software have been partially financed through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Commerce. We have developed software through Chief Scientist grants that subject us to royalty payments and restrictions, which could limit or prevent our growth and profitability. The software developed with this funding may not be manufactured, nor may this technology embodied in our software be transferred, outside of Israel without appropriate governmental approvals. These restrictions do not apply to the sale or export from Israel of our software developed with this know-how. These restrictions will continue to apply to us after we pay the full amount of royalties payable in respect of the grants. Further, if the Chief Scientist consents to the manufacture of our software outside Israel, the regulations prescribe the payment of increased royalties, ranging from 120% to 300% of the amount of the Chief Scientist grant, depending on the percentage of foreign manufacture. For further information regarding the terms and conditions of grants from the Office of the Chief Scientist, see "Israeli Taxation and Investment Programs -- Law for the Encouragement of Industrial Research and Development, 1984" on page 68.

PROVISIONS OF ISRAELI LAW MAY DELAY, PREVENT OR MAKE DIFFICULT AN ACQUISITION OF PRECISE, WHICH COULD PREVENT A CHANGE OF CONTROL AND THEREFORE DEPRESS THE PRICE OF OUR SHARES

     Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or other acquisition of Precise. The new Israeli Companies Law generally requires that a merger must be approved by the holders of a majority of the shares present and voting on the proposed merger, excluding shares held by the potential acquiror, at a shareholders meeting that has been called on at least 21 days' advance notice. Any creditor of a merger party may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be consummated until at least 70 days have passed from the time that the merger proposal has been filed with the Israeli Registrar of Companies. Other potential means of acquiring a public Israeli company such as Precise might involve significant obstacles, such as a requirement of court approval of the acquisition or business combination under certain circumstances.

     Israeli tax law treats some acquisitions, particularly stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than United States tax law. Israeli tax law will, for instance, subject a shareholder who exchanges his or her Precise shares for shares in another corporation to immediate Israeli taxation.

U.S. INVESTORS IN OUR COMPANY COULD SUFFER ADVERSE TAX CONSEQUENCES IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY

     If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see the section of this prospectus beginning on page 63 entitled "United States Federal Income Tax Considerations -- Tax Consequences if We Are a Passive Foreign Investment Company."

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements. We use words like "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify these forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Precise, the market for our products and the competition, including, among other things:

     - our inability to achieve or maintain profitability since we expect to incur significant expenses in the near future to grow our business, particularly our direct sales force and indirect sales channels;

     - the size, timing and recognition of revenue from major customers;

     - market acceptance of new product offerings and our ability to predict and respond to market developments;

     - our ability to attract and retain key personnel;

     - the development and expansion of our direct sales force;

     - risks associated with management of growth;

     - political, economic and business fluctuations in Israel and our international markets; and

     - risks of downturns in economic conditions generally, and in the information technology and software industries specifically.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                USE OF PROCEEDS

     We estimate that the net proceeds we will receive from the sale of the 2,594,085 ordinary shares to be sold by us in this offering to be approximately $65.0 million based on an estimated public offering price of $27.00 per share and after deducting the estimated underwriting discount and offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that the net proceeds to us will be approximately $81.8 million. We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders.

     We intend to use the net proceeds of this offering to expand our direct sales and distribution channels, to invest in research and development activities, and for working capital and general corporate purposes. In addition, we may use a portion of the net proceeds to acquire complementary technologies, products or businesses. We currently have no specific commitments or agreements and are not involved in any negotiations concerning any such transactions, other than our agreement to acquire Savant.

     Pending their use, we intend to invest the net proceeds in interest-bearing investments, or bank deposits with interest and principal linked to a non-Israeli currency or consumer price index, or deposited in non-Israeli currency or non-Israeli currency linked bank accounts in Israel or outside of Israel.

                                DIVIDEND POLICY

     We have never paid cash, stock or any other non-cash dividends to our shareholders and we currently do not intend to pay dividends in the foreseeable future. We currently intend to reinvest any future earnings in the development and expansion of our business. We have decided to reinvest the amount of tax exempt income derived from our "Approved Enterprise" status and not to distribute that income as dividends.

     Under our articles of association, dividends may be recommended by the board of directors and declared by the shareholders at any general meeting, but only in an amount equal to or less than the amount recommended by the board of directors. The board of directors may also declare and pay interim dividends to the extent that the board of directors decides that this distribution is justified in light of our profits. We may only pay dividends in any fiscal year out of "profits," as defined by the Israeli Companies Law and, provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. In addition, we may pay dividends in the form of bonus shares, debentures or other assets. Dividends paid by an Israeli company are generally subject to withholding tax. In addition to being subject to withholding tax, dividends in respect of earnings from our Approved Enterprise status may subject us to additional corporate tax payable on the amount of the dividend at a rate between 10% and 25%. This rate would be higher under a recently proposed Israeli tax reform.

     In the event dividends are declared by Precise in the future, dividends in respect of ordinary shares could be paid in NIS or U.S. dollars. Under current Israeli regulations, any dividends or other distributions paid in respect of ordinary shares may be freely repatriated in non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on (or withheld from) these payments. Since exchange rates between NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to the risk of currency fluctuation between the date when the dividends are declared and the date the dividends are paid by Precise in NIS.

                       PRICE RANGE OF OUR ORDINARY SHARES

     Since our initial public offering commenced on June 29, 2000, our ordinary shares have traded on the Nasdaq National Market under the symbol "PRSE." The following table sets forth the range of high and low sales prices of our ordinary shares for the periods indicated:

                                                               HIGH     LOW
                                                              ------   ------
June 2000 (from June 29, 2000)..............................  $28.69   $18.75
July 2000...................................................  $32.88   $18.44
August 2000.................................................  $29.00   $18.50
September 2000..............................................  $44.40   $23.63
October 2000 (through October 27)...........................  $41.50   $25.00

     On October 27, 2000, the last reported sale price for our ordinary shares on the Nasdaq National Market was $25.00 per share.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 2000:

     - on an actual basis; and

     - on an as adjusted basis to give effect to the issuance and sale of the 2,594,085 ordinary shares offered by us in this offering, at an estimated public offering price of $27.00 per share, after deducting the estimated underwriting discount and offering expenses payable by us in connection with this offering and our anticipated application of the net proceeds.

                                                              AS OF SEPTEMBER 30, 2000
                                                              -------------------------
                                                               ACTUAL      AS ADJUSTED
                                                              ---------    ------------
                                                                   (IN THOUSANDS)
Shareholders' equity:
  Ordinary shares, NIS 0.03 par value:
     70,000,000 shares authorized -- actual and as adjusted;
      21,926,378 shares issued and outstanding -- actual;
      24,520,463 shares issued and outstanding -- as
      adjusted..............................................  $    177       $    196
     Additional paid-in capital.............................   109,877        174,896
     Deferred compensation..................................    (3,915)        (3,915)
     Accumulated other comprehensive loss...................       (41)           (41)
     Accumulated deficit....................................   (23,619)       (23,619)
                                                              --------       --------
          Total shareholders' equity........................    82,479        147,517
                                                              --------       --------
          Total capitalization..............................  $ 82,479       $147,517
                                                              ========       ========

     This information excludes:

     - 5,447,260 ordinary shares issuable upon exercise of options outstanding as of September 30, 2000 with a weighted average exercise price of $5.29 per share;

     - an additional 1,885,740 ordinary shares reserved for issuance pursuant to options issuable under our share option and incentive plans;

     - 667,000 ordinary shares that we reserved for issuance under our 2000 employee share purchase plan; and

     - 512,445 ordinary shares which will be issued upon the consummation of our acquisition of Savant Corporation and additional ordinary shares which may be issued based on achievement of certain post-acquisition performance targets.

                                    DILUTION

     Our net tangible book value as of September 30, 2000 was approximately $81.7 million, or $3.73 per ordinary share. Net tangible book value per share represents the amount of our total consolidated tangible assets less our total consolidated liabilities, divided by the number of ordinary shares outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of ordinary shares in this offering and the net tangible book value per ordinary share immediately after the consummation of this offering. After giving effect to the sale of the 2,594,085 ordinary shares offered by us in this offering, at an estimated public offering price of $27.00 per share and after deducting the estimated underwriting discount and offering expenses payable by us, our pro forma net tangible book value at September 30, 2000 would have been $146.7 million, or approximately $5.98 per ordinary share. This represents an immediate increase in net tangible book value of $2.25 per ordinary share to existing shareholders and an immediate dilution of $21.02 per ordinary share to new investors in this offering. The following table illustrates this dilution on a per ordinary share basis:

Estimated public offering price per ordinary share..........          $27.00
  Net tangible book value per ordinary share as of September
     30, 2000...............................................  $3.73
     Increase per ordinary share attributable to new
      investors.............................................   2.25
                                                              -----
Pro forma net tangible book value per ordinary share after
  the offering..............................................            5.98
                                                                      ------
Dilution per ordinary share to new investors................          $21.02
                                                                      ======

     The following table summarizes, as of September 30, 2000, the number of ordinary shares purchased from us, the total cash consideration paid to us and the average price per ordinary share paid by the existing shareholders and by the new investors purchasing ordinary shares in this offering, before deducting the estimated underwriting discount and offering expenses payable by us:

                                      SHARES PURCHASED      TOTAL CONSIDERATION
                                    --------------------   ----------------------   AVERAGE PRICE
                                      NUMBER     PERCENT      AMOUNT      PERCENT     PER SHARE
                                    ----------   -------   ------------   -------   -------------
Existing shareholders.............  21,926,378     90.6%   $107,948,000     60.6%      $ 4.92
New investors.....................   2,594,084      9.4      70,040,000     39.4        27.00
                                    ----------    -----    ------------    -----       ------
  Total...........................  24,520,463    100.0%   $177,988,000    100.0%
                                    ==========    =====    ============    =====

     This information excludes:

     - 5,447,260 ordinary shares issuable upon exercise of options outstanding as of September 30, 2000, with a weighted average exercise price of $5.29 per share;

     - an additional 1,885,740 ordinary shares reserved for issuance pursuant to options issuable under our share option and incentive plans;

     - 667,000 ordinary shares that we reserved for issuance under our 2000 employee share purchase plan; and

     - 512,445 ordinary shares which will be issued upon the consummation of our acquisition of Savant Corporation and additional ordinary shares which may be issued based on achievement of certain post-acquisition performance targets.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     You should read the following selected consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes included elsewhere in this prospectus.

     The selected consolidated statement of operations data set forth below for the years ended December 31, 1997, 1998 and 1999, and the selected consolidated balance sheet data as of December 31, 1998 and 1999, are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The selected consolidated statement of operations data for the years ended December 31, 1995 and 1996 and the selected consolidated balance sheet data as of December 31, 1995, 1996 and 1997 are derived from audited consolidated financial statements that are not included in this prospectus. The selected consolidated financial data for the nine months ended September 30, 1999 and 2000 and the selected consolidated balance sheet data as of September 30, 1999 and 2000 are derived from the unaudited consolidated financial statements, which, in the opinion of management, have been prepared on the same basis as the audited financial statements, and contain all adjustments needed to present fairly the information included in those statements, and that the adjustments made consist only of normal recurring adjustments. The results for the nine months ended September 30, 2000 may not be indicative of the financial results which will be attained for the year ending December 31, 2000 or any other period.

                                                                                                                   NINE MONTHS
                                                                                                                 ENDED SEPTEMBER
                                                                          YEAR ENDED DECEMBER 31,                      30,
                                                              -----------------------------------------------   -----------------
                                                               1995      1996      1997      1998      1999      1999      2000
                                                              -------   -------   -------   -------   -------   -------   -------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  Software licenses.........................................  $   984   $   954   $ 2,382   $ 5,331   $ 9,770   $ 6,598   $14,875
  Services..................................................      163       272       406       858     1,844     1,170     3,051
                                                              -------   -------   -------   -------   -------   -------   -------
        Total revenues......................................    1,147     1,226     2,788     6,189    11,614     7,768    17,926
Cost of revenues:
  Software licenses.........................................       61       130       349       522       741       525       484
  Services..................................................       33        54        86       198       906       422     1,174
                                                              -------   -------   -------   -------   -------   -------   -------
        Total cost of revenues..............................       94       184       435       720     1,647       947     1,658
                                                              -------   -------   -------   -------   -------   -------   -------
Gross profit................................................    1,053     1,042     2,353     5,469     9,967     6,821    16,268
                                                              -------   -------   -------   -------   -------   -------   -------
Operating expenses:
  Research and development, net.............................      499       602     1,737     2,214     2,891     2,113     3,437
  Sales and marketing, net..................................    1,203     2,498     3,278     5,739     7,913     5,117    13,787
  General and administrative................................      978     1,264     1,341     1,272     1,598     1,129     2,640
Amortization of deferred stock compensation.................       --        --        --       300       234        95     4,953
                                                              -------   -------   -------   -------   -------   -------   -------
        Total operating expenses............................    2,680     4,364     6,356     9,525    12,636     8,454    24,817
                                                              -------   -------   -------   -------   -------   -------   -------
Operating loss..............................................   (1,627)   (3,322)   (4,003)   (4,056)   (2,669)   (1,633)   (8,549)
Other expenses..............................................       --       (75)       --        --        --        --
Interest income (expenses), net.............................       14       135      (202)       34        71       (21)    1,372
                                                              -------   -------   -------   -------   -------   -------   -------
Loss from continuing operations.............................   (1,613)   (3,262)   (4,205)   (4,022)   (2,598)   (1,654)   (7,177)
Income (loss) from discontinued operations..................     (337)    1,669      (192)       --        --        --        --
Gain from disposal of business segment......................       --        --       182        --        --        --        --
                                                              -------   -------   -------   -------   -------   -------   -------
Net loss....................................................  $(1,950)  $(1,593)  $(4,215)  $(4,022)  $(2,598)  $(1,654)  $(7,177)
                                                              =======   =======   =======   =======   =======   =======   =======
Net earnings (loss) per share:
  Continuing operations.....................................  $ (1.09)  $ (1.83)  $ (2.35)  $ (1.31)  $ (0.79)  $ (0.50)  $ (0.76)
  Discontinued operations...................................    (0.22)     0.94        --        --        --        --        --
                                                              -------   -------   -------   -------   -------   -------   -------
Basic and diluted net loss per share........................  $ (1.31)  $ (0.89)  $ (2.35)  $ (1.31)  $ (0.79)  $ (0.50)  $ (0.76)
                                                              =======   =======   =======   =======   =======   =======   =======
Weighted average number of shares used in computing basic
  and diluted net loss per share............................    1,486     1,783     1,785     3,077     3,299     3,299     9,451
                                                              =======   =======   =======   =======   =======   =======   =======
Pro forma basic and diluted net loss per share
  (unaudited)...............................................                                          $ (0.22)            $ (0.41)
                                                                                                      =======             =======
Weighted average number of shares used in computing pro
  forma basic and diluted net loss per share (unaudited)....                                           11,637              17,403
                                                                                                      =======             =======

                                                                               DECEMBER 31,                       SEPTEMBER 30,
                                                              -----------------------------------------------   -----------------
                                                               1995      1996      1997      1998      1999      1999      2000
                                                              -------   -------   -------   -------   -------   -------   -------
                                                                                             (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $   176   $ 1,561   $   301   $   844   $ 6,693   $ 2,631   $25,447
Working capital (deficit)...................................     (296)      587    (3,656)      242     7,709     2,377    54,034
Total assets................................................    2,076     4,301     2,673     4,333    12,986     7,144    90,554
Shareholders' equity (deficiency)...........................     (157)   (1,124)   (3,079)      742     8,293     2,914    82,479

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read together with the consolidated financial statements and the related notes included elsewhere in this prospectus.

OVERVIEW

     Precise is a provider of software that assists organizations in monitoring and optimizing the performance of their complex Information Technology infrastructure. We were incorporated in Israel in November 1990. Initially, we focused on developing and marketing performance management software for mainframe computer systems. In 1995, we shifted our focus from performance management software for mainframe systems to Information Technology infrastructure performance management software for Oracle database environments. In 1996, we released the initial version of our Precise/SQL software for database monitoring. In 1998, we released several new products, including our Precise/Pulse! software for proactive monitoring, Precise/Presto for EMC software for monitoring database along with EMC storage systems and Precise/Interpoint software for monitoring ERP applications. In 1999, we introduced our Precise/Swift-e software for IT infrastructure performance management in e-business environments and in April 2000, we introduced Precise/Insight.

     In February 2000, we completed the acquisition of all of the capital stock of Knight Fisk Software Ltd., or Knight Fisk, our U.K.-based distributor, for cash and options to purchase our ordinary shares. The business combination has been accounted for using the purchase method and, accordingly, the purchase price has been allocated to the fair value of the tangible assets acquired and the liabilities assumed. Of the total purchase price, approximately $0.7 million was allocated to goodwill, representing the excess of the aggregate purchase price over the fair value of the net liabilities assumed. Prior to the Knight Fisk acquisition, we sold our products to Knight Fisk at discounts of up to 45% off our list price and we recognized revenues based on our sales to Knight Fisk at these discounted prices. Knight Fisk, in turn, would resell these products to third party end users and recognize revenues based on these sales. Since Knight Fisk is now our U.K. subsidiary, we recognize revenues on Knight Fisk sales to third party end users based on the actual price of the products sold by Knight Fisk rather than based on our sales to Knight Fisk at a discounted price. As a result, our total revenues from the U.K. have increased. Our operating expenses in the U.K. have increased due to the Knight Fisk acquisition.

     In October 2000, we entered into an agreement to acquire Savant Corporation for $20 million in a combination of cash and ordinary shares. We expect to issue 512,445 ordinary shares and pay $2.5 million in cash in the acquisition. In addition, if revenue from Savant's products and services exceed certain thresholds in the next year, we will pay up to an additional $22.5 million in our ordinary shares. We intend to account for the transaction as a purchase. Completion of the acquisition is subject to regulatory approval and customary closing conditions.

     We derive our revenues from the sale of software licenses and from services, consisting primarily of annual maintenance fees, and, to a lesser extent, professional services. Our software is sold through a combination of our direct sales force and indirect sales channels, including an original equipment manufacturer or OEM, and resellers. Our service revenues consist primarily of fees derived from annual maintenance agreements.

     On January 1, 1998, we adopted American Institute of Certified Public Accountants Statement of Position 97-2, or SOP 97-2, related to revenue recognition for software products and on March 15, 1999 we adopted SOP 98-9, related to software arrangements involving multiple elements. Revenues from our OEM, EMC Corporation, are recognized when we receive reports of royalties due upon the sublicensing of our products by EMC. We recognize product license revenues on sales to resellers and end users when:

     - persuasive evidence of an agreement exists;

     - the product has been delivered;

     - all license payments are due within one year;

     - vendor-specific objective evidence exists;

     - the license fee is fixed or determinable; and

     - collection of the fee is probable.

Maintenance-related service revenues are recognized ratably over the term of the maintenance agreement, which is typically one year. In 1999, 242 of our 254 customers purchased maintenance services from us when licensing our software. In addition, 162 of our 203 1998 customers renewed their annual maintenance agreements. Consulting and training revenues are recognized at the time the services are rendered.

     Where software arrangements involve multiple elements, revenue is allocated to each element based on vender specific objective evidence, or VSOE, of the relative fair values of each element in the arrangement. Our VSOE used to allocate the sales price to training and maintenance is based on the price charged when these elements are sold separately. License revenues are recorded based on the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements other than those accounted for using long term contract accounting and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied.

     Our consolidated financial statements, which are included elsewhere in this prospectus, are prepared in accordance with U.S. generally accepted accounting principles. The functional currency of our operations is the U.S. dollar, which is the primary currency in the economic environment in which we conduct our business. The functional currency of our operation in the U.K. is the British pound sterling. A portion of our costs are associated with our Israeli operations, including personnel and facilities-related expenses, and are incurred in NIS. Consequently, our results of operations are subject to fluctuations in the dollar-New Israeli Shekel and dollar-British pound sterling exchange rates, which is influenced by various global economic factors, including inflation in Israel and the U.K. Currently, we do not engage in any currency or exchange rate hedging activities to mitigate our exposure to these fluctuations. We may, however, engage in these types of transactions in the future.

RESULTS OF OPERATIONS

  NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999

     Revenues

     We derive our revenues from the sale of software licenses and from services consisting primarily of maintenance fees, and, to a lesser extent, professional services. Total revenues were $17.9 million for the nine months ended September 30, 2000 and $7.8 million for the nine months ended September 30, 1999, representing an increase of $10.1 million, or 130%.

     Revenues from sales of software licenses were $14.9 million for the nine months ended September 30, 2000 and $6.6 million for the nine months ended September 30, 1999, representing an increase of $8.3 million, or 125%. The increase in software license revenues during this period is attributable to the expansion of our direct sales force and indirect sales channels, and recurring sales to our installed base.

     Revenues from services were $3.0 million for the nine months ended September 30, 2000 and $1.2 million for the nine months ended September 30, 1999, representing an increase of $1.8 million, or 150%. The increase in service revenues during this period is attributable to sales from our recently established professional services offering, additional maintenance agreements resulting from new sales of software licenses and renewals of annual maintenance agreements with existing customers.

     Cost of revenues

     Cost of revenues consists of costs associated with generating software license and service revenues. Cost of revenues was $1.7 million for the nine months ended September 30, 2000 and $0.9 million for the nine months ended September 30, 1999, representing an increase of $0.8 million, or 89%. Cost of revenues as a percentage of total revenues was 10% for the nine months ended September 30, 2000 and 12% for the nine months ended September 30, 1999.

     Cost of software license revenues consists primarily of royalties to the government of Israel as consideration for royalty-bearing marketing and research and development grants received in previous years and, to a lesser extent, production costs. Cost of software license revenues was $484,000 for the nine months ended September 30, 2000 and $525,000 for the nine months ended September 30, 1999, representing a decrease of $41,000, or 8%. The decrease is due to a decrease in royalties accrued in connection with royalty-bearing marketing grants, as these royalties were fully expensed. We anticipate that royalty expenses relating to research and development royalty bearing grants received will decline commencing the first quarter of 2001. Cost of software license revenues as a percentage of total software license revenues was 3% for the nine months ended September 30, 2000 and 8% for the nine months ended September 30, 1999.

     Cost of service revenues consists primarily of costs related to personnel providing customer support and professional services. Cost of service revenues was $1.2 million for the nine months ended September 30, 2000 and $0.4 million for the nine months ended September 30, 1999, representing an increase of $0.8 million, or 200%. Cost of service revenues as a percentage of service revenues was 40% in the nine months ended September 30, 2000 and 33% in the nine months ended September 30, 1999. These increases are due to costs related to our professional services personnel who were hired during the latter half of 1999.

     Research and development

     Research and development expenses consist primarily of costs related to research and development personnel, including salaries and other personnel-related expenses, sub-contracting fees, facilities and computer equipment used in our product and technology development. Research and development expenses were $3.4 million for the nine months ended September 30, 2000 and $2.1 million for the nine months ended September 30, 1999, representing an increase of $1.3 million, or 62%. The increase was related to the increase in the number of software developers and quality assurance personnel engaged in the continuing enhancement of our software suite. Research and development expenses as a percentage of total revenues were 19% in the nine months ended September 30, 2000 and 27% in the nine months ended September 30, 1999. We expect the amount of research and development expenses to increase as we extend the functionality and development of our software and as we hire additional personnel.

     Sales and marketing

     Sales and marketing expenses consist primarily of salaries and other personnel-related expenses, commission and other costs associated with our sales and marketing efforts. Sales and marketing expenses were $13.8 million for the nine months ended September 30, 2000 and $5.1 million for the nine months ended September 30, 1999, representing an increase of $8.7 million, or 170%. This increase is attributable to the additional commission expenses of $1.6 million from the increase in software license revenues, increased travel expenditures of $1.0 million, and an increase in payroll and related expenses of $3.4 million attributable to the increase in the number of people comprising our direct sales force. Sales and marketing expenses as a percentage of total revenues were 77% for the nine months ended September 30, 2000 and 66% for the nine months ended September 30, 1999. We expect the amount of sales and marketing expenses to increase as we expand our geographic reach and hire additional personnel.

     General and administrative

     General and administrative expenses consist primarily of salaries and other personnel-related expenses from our administrative and finance personnel, facilities, computer equipment and professional services fees. General and administrative expenses were $2.6 million for the nine months ended September 30, 2000 and $1.1 million for the nine months ended September 30, 1999, representing an increase of $1.5 million, or 136%. Approximately $1,000,000 of this increase is attributable to increased personnel in our finance department and approximately $300,000 is attributable to increased professional fees. General and administrative expenses as a percentage of total revenues were 15% for the nine months ended September 30, 2000 and 15% for the nine months ended September 30, 1999. We expect the amount of general and administrative expenses to increase for the foreseeable future as we expand our administrative staff and continue to incur expenses associated with being a public company, including the costs of annual and periodic reporting and investor relations programs.

     Amortization of stock-based compensation

     Our stock-based compensation expenses increased from $95,000 for the nine months ended September 30, 1999 to $5.0 million for the nine months ended September 30, 2000 due to additional amortization of deferred compensation recorded on stock options granted prior to the initial public offering during the nine months ended September 30, 2000. The deferred compensation is amortized over the vesting schedule of the underlying options, generally three to four years. We had $3.9 million of deferred compensation at September 30, 2000.

  YEARS ENDED DECEMBER 31, 1999 AND 1998

     Revenues

     Total revenues were $11.6 million in 1999 and $6.2 million in 1998, representing an increase of $5.4 million, or 87%. One customer, Amdocs, accounted for 15.3% of total revenues in 1999. No customer accounted for more than 10% of total revenues in 1998.

     Revenues from sales of software licenses were $9.8 million in 1999 and $5.3 million in 1998, representing an increase of $4.5 million, or 85%. The increase in software license revenues during this period is attributable to the expansion of our direct sales force and indirect sales channels, and recurring sales to our installed base.

     Revenues from services were $1.8 million in 1999 and $0.9 million in 1998, representing an increase of $0.9 million, or 100%. The increase in service revenues during this period is principally attributable to additional maintenance agreements in the amount of approximately $0.8 million resulting from new sales of software licenses and renewals of annual maintenance agreements with existing customers.

     Cost of revenues

     Cost of revenues was $1.6 million in 1999 and $0.7 million in 1998, representing an increase of $0.9 million, or 129%. Cost of revenues as a percentage of total revenues was 14% in 1999 compared to 12% in 1998.

     Cost of software license revenues was $0.7 million in 1999 and $0.5 million in 1998, representing an increase of $0.2 million, or 40%. This increase is due to the increase in royalties owed to the Government of Israel as a result of the increase in sales of software licenses. Cost of software license revenues as a percentage of total software license revenues was 8% in 1999 compared to 10% in 1998.

     Cost of service revenues consists primarily of costs related to personnel providing customer support and professional services. Cost of service revenues was $0.9 million in 1999 and $0.2 million in 1998, representing an increase of $0.7 million, or 350%. Cost of service revenues as a percentage of service revenues was 49% in 1999 and 23% in 1998. These increases are due to the increase in the number of customer support personnel hired to service our growing customer base and to the hiring during the latter half of 1999 of personnel to provide professional services. For more information on the professional services we offer, see "Business -- Professional Services" on page 37.

     Research and development

     Research and development expenses were $2.9 million in 1999 and $2.2 million in 1998, representing an increase of $0.7 million, or 32%. The increase was primarily related to expenses of approximately $0.5 million related to the increase in the number of software developers and quality assurance personnel engaged in the continuing enhancement of our software suite. Research and development expenses as a percentage of total revenues were 25% in 1999 and 36% in 1998.

     Sales and marketing

     Sales and marketing expenses were $7.9 million in 1999 and $5.7 million in 1998, representing an increase of $2.2 million, or 38%. This increase is primarily due to an increase in payroll and related expenses of $1.4 million related to the increase in the number of people comprising our direct sales force and an increase in commission expenses of approximately $0.7 million attributable to the increase in software license revenues. Sales and marketing expenses as a percentage of total revenues were 68% in 1999 and 92% in 1998. The percentage decreased as sales personnel hired in 1998 became more productive.

     General and administrative

     General and administrative expenses were $1.6 million in 1999 and $1.3 million in 1998, representing an increase of $0.3 million, or 23%. This increase is attributable to the increase in payroll and related expenses from additional personnel hired during 1999. General and administrative expenses as a percentage of total revenues decreased to 14% in 1999 from 21% in 1998 as we began to realize operating leverage from our established infrastructure.

  YEARS ENDED DECEMBER 31, 1998 AND 1997

     Revenues

     Total revenues were $6.2 million in 1998 and $2.8 million in 1997, representing an increase of $3.4 million, or 121%. One customer, our distributor in Japan, JGC Information Systems, accounted for 20.1% of total revenues in 1997.

     Software license revenues were $5.3 million in 1998 and $2.4 million in 1997, representing an increase of $2.9 million, or 121%. The increase in software license revenues during this period was primarily due to the increased market penetration of our Precise/SQL software resulting from the expansion of our direct sales force and indirect sales channels.

     Services revenues were $0.9 million in 1998 and $0.4 million in 1997, representing an increase of $0.5 million, or 125%. The increase in services revenues during this period is primarily attributable to the increase in maintenance revenues resulting from new software license sales.

     Cost of revenues

     Cost of revenues was $0.7 million in 1998 and $0.4 million in 1997, representing an increase of $0.3 million, or 75%. Cost of revenues as a percentage of total revenues was 12% in 1998 and 16% in 1997.

     Cost of software license revenues was $0.5 million in 1998 and $0.3 million in 1997, representing an increase of $0.2 million, or 66%. This increase is due to the increase in royalties owed to the Government of Israel, resulting from the increase in sales of software licenses. Cost of software license revenues as a percentage of software license revenues was 10% in 1998 and 15% in 1997.

     Cost of service revenues was $0.2 million in 1998 and $0.1 million in 1997, representing an increase of $0.1 million, or 100%. This increase is due to the increase in customer support personnel hired to service our growing customer base. Cost of service revenues as a percentage of service revenues was 23% in 1998 and 21% in 1997.

     Research and development

     Research and development expenses were $2.2 million in 1998 and $1.7 million, net of grants of $0.1 million from the Office of the Chief Scientist, in 1997, representing an increase of $0.5 million, or 29%. This increase is related to the hiring of additional software developers and quality assurance personnel for the development of our Precise/Presto for EMC, Precise/Interpoint and Precise/Pulse! software.

     Sales and marketing

     Sales and marketing expenses were $5.7 million in 1998 and $3.3 million, net of grants from the Israeli Government's Fund for the Encouragement of Marketing Activities of $0.3 million, in 1997, representing an increase of $2.4 million, or 75%. This increase is primarily due to $1.0 million of payroll and related costs from the hiring of additional personnel and $0.6 million attributable to an increase in the rate of commissions paid on increased sales.

     General and administrative

     General and administrative expenses were $1.2 million in 1998 and $1.3 million in 1997, representing a decrease of $0.1 million, or 5%.

  QUARTERLY RESULTS OF OPERATIONS

     The following table presents certain consolidated statement of operations data for the first three quarters of 2000 and each quarter of 1999. We believe this unaudited information has been prepared on the same basis as our annual consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the unaudited information for the quarters presented. This information should be read together with the consolidated financial statements and the related notes included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the results for any future period.

                                                                 THREE MONTHS ENDED
                                       -----------------------------------------------------------------------
                                       MAR 31,   JUNE 30,   SEPT 30,   DEC 31,   MAR 31,   JUNE 30,   SEPT 30,
                                        1999       1999       1999      1999      2000       2000       2000
                                       -------   --------   --------   -------   -------   --------   --------
Revenues:
  Software licenses..................  $1,941     $2,072     $2,585    $3,172    $ 3,588   $ 4,875    $ 6,412
  Services...........................     290        396        484       674        954       870      1,227
                                       ------     ------     ------    ------    -------   -------    -------
          Total revenues.............   2,231      2,468      3,069     3,846      4,542     5,745      7,639
Cost of revenues:
  Software licenses..................     156        167        202       216        116       181        187
  Services...........................      87        139        196       484        356       411        407
                                       ------     ------     ------    ------    -------   -------    -------
          Total cost of revenues.....     243        306        398       700        472       592        594
                                       ------     ------     ------    ------    -------   -------    -------
Gross profit.........................   1,988      2,162      2,671     3,146      4,070     5,153      7,045
Operating expenses:
  Research and development, net......     732        690        691       778      1,019     1,032      1,386
  Sales and marketing, net...........   1,520      1,628      1,969     2,746      3,754     4,555      5,478
  General and administrative.........     397        343        389       469        609       758      1,273
Amortization of deferred stock
  compensation.......................      30         42         23       189        780     2,938      1,235
                                       ------     ------     ------    ------    -------   -------    -------
          Total operating expenses...   2,679      2,703      3,072     4,182      6,162     9,283      9,372
                                       ------     ------     ------    ------    -------   -------    -------
Operating loss.......................    (691)      (541)      (401)   (1,036)    (2,092)   (4,130)    (2,327)
Interest income (expenses)...........      (3)       (14)        (4)       92         37        99      1,236
                                       ------     ------     ------    ------    -------   -------    -------
Net (loss)...........................  $ (694)    $ (555)    $ (405)   $ (944)   $(2,055)  $(4,031)   $(1,091)
                                       ======     ======     ======    ======    =======   =======    =======
Percent of Total Revenues:
  Revenues:
     Software licenses...............    87.0%      84.0%      84.2%     82.5%      79.0%     84.9%      83.9%
     Services........................    13.0       16.0       15.8      17.5       21.0      15.1       16.1
                                       ------     ------     ------    ------    -------   -------    -------
          Total revenues.............   100.0      100.0      100.0     100.0      100.0     100.0      100.0
  Cost of revenues:
     Software licenses...............     7.0        6.8        6.6       5.6        2.6       3.2        2.5
     Services........................     3.9        5.6        6.4      12.6        7.8       7.1        5.3
                                       ------     ------     ------    ------    -------   -------    -------
          Total cost of revenues.....    10.9       12.4       13.0      18.2       10.4      10.3        7.8
                                       ------     ------     ------    ------    -------   -------    -------
Gross margin.........................    89.1       87.6       87.0      81.8       89.6      89.7       92.2

                                                                 THREE MONTHS ENDED
                                       -----------------------------------------------------------------------
                                       MAR 31,   JUNE 30,   SEPT 30,   DEC 31,   MAR 31,   JUNE 30,   SEPT 30,
                                        1999       1999       1999      1999      2000       2000       2000
                                       -------   --------   --------   -------   -------   --------   --------
Operating expenses:
  Research and development...........    32.8       28.0       22.5      20.2       22.4      18.0       18.1
  Sales and marketing................    68.1       66.0       64.2      72.7       82.7      79.3       71.7
  General and administrative.........    17.8       13.9       12.7      12.2       13.4      13.2       16.7
Amortization of deferred stock
  compensation.......................     1.4        1.7         --        --       17.2      51.1       16.2
                                       ------     ------     ------    ------    -------   -------    -------
          Total operating expenses...   120.1      109.6      100.1     108.7      135.7     161.6      122.7
                                       ------     ------     ------    ------    -------   -------    -------
Operating loss.......................   (31.0)     (22.0)     (13.1)    (26.9)     (46.1)    (71.9)     (30.5)
Interest income (expenses)...........    (0.1)      (0.6)      (0.7)      3.6        0.8       0.2       16.2
                                       ------     ------     ------    ------    -------   -------    -------
Net loss.............................   (31.1)%    (22.6)%    (13.2)%   (24.5)%    (45.3)%   (71.7)%    (14.3)%
                                       ======     ======     ======    ======    =======   =======    =======

     Our total revenues have increased quarter-to-quarter for each of the three month periods presented. These increases in our revenues are primarily due to the increase in the number of customers resulting from greater market acceptance of our software, expansion of our sales organization and increased service revenues reflecting the growth in our installed customer base.

     Cost of revenues has increased each quarter together with increases in our total revenues. Cost of service revenues in the quarter ended December 31, 1999 increased primarily due to the establishment of our professional services organization.

     The amount and timing of our expenses generally will vary from quarter to quarter depending on our level of actual and anticipated business activities. For example, sales and marketing expenses in the fourth quarter typically reflect higher commission payments as a result of higher commission rates after achievement of yearly target sales levels and increased marketing expenses related to a significant industry trade show held in the fourth quarter of each year. Our revenues and operating results are difficult to forecast and will fluctuate, and we believe that period-to-period comparisons of our operating results will not necessarily be meaningful. Additionally, as a strategic response to a changing competitive environment, we may elect from time to time to make certain pricing, service, marketing or acquisition decisions that could have a negative effect on our quarterly financial performance. Our past operating history has shown that a significant percentage of our quarterly revenues are realized toward the end of a quarter, often in the last weeks or days of the quarter. A delay in the completion of a sale past the end of a particular quarter could negatively impact results for that quarter. Our future quarterly operating results may not meet the expectations of securities analysts or investors in any given quarter, which would likely cause the price of our ordinary shares to decline.

     Geographic Distribution

     The following table summarizes our revenues by region, stated as a percentage of total revenues for the periods indicated.

                                                                        NINE MONTHS
                                                                           ENDED
                                         YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                         ------------------------      --------------
                REGION                   1997      1998      1999      1999      2000
                ------                   ----      ----      ----      ----      ----
                                                                        (UNAUDITED)
North and South America................  74.2%     78.1%     71.3%     68.0%     72.9%
Far East...............................  20.1      10.7       9.0       7.6       6.7
Europe and Others......................   5.7      11.2      19.7      24.4      20.4

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have funded operations primarily through the sales of our equity securities, the issuance of convertible notes to shareholders and, to a lesser extent, borrowings from financial institutions. Through September 30, 2000, our sales of securities resulted in total net proceeds of approximately $110 million. As of September 30, 2000, our principal source of liquidity was $54.6 million of cash and cash equivalents and short-term investments. As of September 30, 2000, we had no debt outstanding. As of September 30, 2000, our accumulated net deficit was $23.6 million.

     Net cash used in operating activities was $2.6 million, $3.2 million and $4.4 million in 1999, 1998 and 1997, respectively. Net cash used in operating activities in each of these periods was primarily the result of net losses and increases in trade receivables, year-to-year. During 1998 and 1999, the decrease in net cash used in operating activities was offset in part by increases in accounts payable and amortization of deferred stock compensation. Net cash provided by operating activities in the nine months ended September 30, 2000 was $1 million.

     Net cash used in investing activities was $1.4 million and $0.3 million in 1999 and 1998, respectively and $56.0 million in the nine months ended September 30, 2000. Investing activities consisted of capital expenditures, purchases of short-term and long-term investments and, in the nine months ended September 30, 2000, the payments for the acquisition of Knight Fisk. In 1998, the increase was partially offset by the sale of short-term deposits. The majority of our capital investments were for computers, peripheral equipment and software. Net cash provided by investing activities in 1997 was immaterial.

     Net cash provided by financing activities was $9.8 million, $4.0 million and $3.2 million in 1999, 1998 and 1997, respectively, resulting primarily from net proceeds from the sale of our preferred shares in 1999 and 1998, and from short-term bank credit and the issuance of a convertible note in 1997. Net cash provided by financing activities in the nine months ended September 30, 2000 was $76.0 million, primarily from the proceeds of our initial public offering in July 2000.

     We believe that the net proceeds to Precise from this offering, together with our existing cash equivalents and short-term investments, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months, including our acquisition of Savant. Thereafter, if we do not have available sufficient cash to finance our operations, we may be required to obtain additional debt or equity financing. We cannot be certain that we will be able to obtain, if required, additional financing on acceptable terms, or at all.

EFFECTIVE CORPORATE TAX RATE

     Although we have generated no taxable income since inception, our tax rate will reflect a mix of the United States statutory tax rate on our United States income, the United Kingdom statutory tax rate on our United Kingdom income and the Israeli tax rate discussed below. If we generate taxable income, we expect that most of it will be generated in Israel. Israeli companies are generally subject to income tax at the rate of 36% of taxable income. The majority of our revenues, however, are derived from activities related to our capital investment programs with Approved Enterprise status under Israel's Law for the Encouragement of Capital Investments and is eligible for tax benefits. The benefits include a tax exemption on income derived during the first two to four years commencing in the year in which a specific "approved enterprise" program first generates taxable income. Following the tax exempt period, income derived from these programs is subject to a reduced tax rate of 10-25% for the following three to eight years dependent upon the level of foreign investment. These tax benefits are subject to various conditions, approvals and restrictions. In the event that we operate under more than one approval or that our capital investments are only partially approved, our effective tax rate will be a weighted combination of the various applicable tax rates. We may not be able to obtain approval for additional Approved Enterprise programs and the provisions of the law may change before we realize the tax benefits. Since we have incurred tax losses through September 30, 2000, we have not yet used the tax benefits for which we are eligible.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

     The majority of our domestic and international revenues are received in U.S. dollars. Sales by our U.K. subsidiary are made in British pound sterling. A portion of our costs, however, relates to our Israeli and British operations and are incurred in NIS and British pound sterling, respectively. Accordingly, inflation in Israel and dollar/New Israeli Shekel exchange rate fluctuations may influence our revenues, expenses and operating results. Any increase in the rate of inflation in Israel will increase the dollar cost of our operations in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar.

     We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rates or interest rate fluctuations, nor do we own any market-risk sensitive instruments, whether held for trading purposes or otherwise. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if we determine that it is advisable to offset these risks.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

     We own financial instruments that are sensitive to market risks as part of our investment portfolio. The investment portfolio is used to preserve our capital until it is required to fund operations, including research and development activities. None of these market-risk sensitive instruments are held for trading purposes. We do not own derivative financial instruments in our investment portfolio. The investment portfolio contains instruments that are subject to the risk of a decline in interest rates.

     Our investment portfolio includes debt instruments that are United States government obligations. These investments are subject to interest rate risk, and could decline in value if interest rates fluctuate. We do not engage in currency hedging activities and hold no foreign currency related derivative instruments that would subject our financial condition or results of operations to risks associated with foreign currency exchange rate fluctuations. We do, however, incur a portion of our expenditures in foreign currencies, such as NIS and British pound sterling, that could cause our results of operations to fluctuate.

                                    BUSINESS

     Precise is a provider of software that assists organizations in monitoring and optimizing the performance of their complex Information Technology infrastructure. Our suite of software allows an organization to continuously monitor its infrastructure performance and be alerted when performance parameters exceed user-established thresholds. When our software detects a performance problem, it also provides technology support personnel with a thorough set of diagnostic data that pinpoints the specific cause of performance degradation and offers suggested alternatives to alleviate the problem. Our software serves businesses that rely on traditional enterprise applications to cut costs and improve efficiencies, as well as those that have implemented e-business applications to generate revenues. Whether seeking to cut costs or increase revenues, businesses have become increasingly reliant on the proper functioning of their Information Technology infrastructure and our software assists them in achieving this goal.

INDUSTRY BACKGROUND

     Global competitive pressures are driving businesses to continuously seek new and better ways to develop, market and maintain their products and services, as well as attract, serve and retain their customers. To enhance their competitiveness, organizations are using Information Technology to achieve competitive advantages and to serve business objectives. In particular, an organization's Information Technology infrastructure, which consists of networks, operating systems, servers, applications, databases and storage devices, must proactively support emerging e-business initiatives. E-business occurs when employees, customers, partners and vendors share information and conduct business electronically. With the emergence of e-business, this infrastructure is no longer just a cost center, but has become a means by which an organization can increase operational and cost efficiencies and drive revenue generation. The scope of e-business transactions is significant, ranging from electronic bill presentment and payment transactions (a method of increasing efficiencies) to connecting a best buyer to a seller in auction transactions (a means for generating revenue).

     E-business is impacting all layers of the Information Technology infrastructure and all types of organizations. Enterprise Resource Planning, or ERP, applications have been the means through which an organization controls, manages and expands its business operations and achieves commonality of data and process. Historically, organizations used ERP applications only for internal transactions, such as retrieving records from a human resources database. With the increasing adoption of e-business initiatives, however, organizations are extending the use of ERP applications over the Internet to include external users and to effect data exchange and e-commerce transactions. Not only are traditional companies embracing these e-business activities by migrating their businesses to the Web, but there are whole new categories of companies that are emerging to take advantage of these opportunities, including application service providers and management service providers.

     To enable and support e-business activities, a complex and layered Information Technology infrastructure of technologies and services has evolved. The complexity is driven by a number of factors. First, this infrastructure consists of a vast number of heterogeneous technologies, including both hardware and software and is subject to rapidly changing standards and protocols. Second, as the Internet has enabled traditional enterprises to extend their breadth electronically to include customers, partners and vendors, more users are accessing the infrastructure remotely as well as internally. In addition, the proliferation of information appliances, such as personal digital assistants and smart phones, as well as remotely accessed applications like e-mail and sales force automation, create additional points of entry and foster remote access. Third, e-business, by its distributed nature, has not only led to enormous growth in the number of real-time, concurrent transactions, but also to the rapid proliferation of transactions and other information across the extended enterprise. In particular, information must now be shared not only internally among an organization's enterprise and e-business applications, but also with the enterprise and e-business applications of its customers, partners and vendors. For example, an organization's e-commerce application must access and integrate data from a 10-year-old custom application for organizing part ordering information and must be readily available to both internal and external users. As an organization deploys its ERP, e-business and other applications to a wider audience, it will incur an unpredictable number and type of additional transactions and data requests that, in turn, will cause additional strain on its infrastructure.

     As technical and operational complexities have increased, so have user demands for efficiency and performance. An organization must provide hundreds, thousands or even millions of users with uninterrupted access to all of its systems, applications and information sources. For example, organizations that are selling their products online are accountable to their customers who can easily switch to a competitor's Web site if they find a site is unavailable or performing poorly. These organizations incur an extremely high price due to slowdowns or shutdowns of their key applications. According to:

     - Zona Research, a Web site must respond within eight seconds or a user will leave and go to a competitor's Web site;

     - The MERIT (Maximizing the Efficiency of Resources in Information Technology) Project, the average slowdown/shutdown time is approximately
       2.8 hours per week for finance and manufacturing applications, costing about $35,950 per hour, with an overall averaged annualized cost of more than $5 million; and

     - Zona Research, approximately $4.35 billion in sales in the U.S. is lost each year due to unacceptable Web site response time and resulting user reaction.

Each of these examples demonstrates the critical nature of a properly functioning Web site. Moreover, a rapidly growing database makes it difficult for decision makers throughout the extended enterprise to acquire critical information that helps them to make both strategic and tactical business decisions on a timely basis.

     The management of this heterogeneous, distributed and rapidly-changing Information Technology environment, which is supporting continuously increasing transaction and data volumes, has become much more challenging. Efficient management of the Information Technology infrastructure involves addressing the needs and problems of all constituencies across the extended enterprise. Each class of user has different performance requirements and defines, and refers to, its own performance metrics and problems differently. As a result, technology support personnel are faced with the ongoing challenge of reconciling these disparate needs and problems before they can optimize performance across the entire infrastructure. Equally challenging is the need to manage this infrastructure without employing techniques or technologies that consume additional resources and create further burdens on it. In addition, infrastructure performance must align with business priorities so that, for example, critical revenue-generating applications, such as completing an online sale, are processed prior to non-revenue generating applications, such as posting data to an organization's accounting system. Finally, management of the infrastructure has become increasingly challenging for an organization due to the increasing cost to hire and retain the necessary personnel to manage it and the general shortage of qualified technology professionals. Consequently, in order for organizations to confront these challenges, they are investing significantly in software to manage and optimize the Information Technology infrastructure. Dataquest estimates that organizations spent $2.4 billion in 1999 and are expected to spend $4.7 billion in 2003 on availability and performance management software.

     There are a number of ways that technology support personnel have tried to tackle the myriad of management issues they face. First, technology support personnel frequently use internally developed software to enhance the performance of their Information Technology infrastructures. This customized software is often costly, inflexible and limited in functionality. Second, organizations have turned to third party vendors products to assist them in this management effort. Although these products can assist in locating certain problems, they often are costly and time consuming to deploy, unable to pinpoint the specific cause of the problem and fail to show the impact of this problem on other areas of the infrastructure. Importantly, many of these software products consume additional database resources by employing technology that can monitor only by connecting to the database, and in so doing, often exacerbating the cause of a service problem. Therefore, because they consume resources through the monitoring process, these software products frequently are limited in the speed and number of transactions

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they can capture and they contribute to greater resource consumption in proportion to the number of users and technology support personnel involved. Third, these software products often do not provide suggested solutions, or suggest a wrong or incomplete solution. Finally, these products do not proactively monitor the infrastructure in order to avoid problems before performance is impacted.

     We believe that there is a market opportunity for easily and rapidly deployable software that proactively monitors the performance of an organization's Information Technology infrastructure, identifies the root cause of problems, recommends potential solutions and does all of this without placing additional strain on the infrastructure. This software must permit the various technology support personnel within an organization to interpret performance data and the source of problems, easily share that information and anticipate any performance problems. Finally, this software must be able to accommodate rapidly changing and growing infrastructures.

THE PRECISE SOLUTION

     We provide an integrated suite of software that continuously and proactively monitors the performance of an organization's Information Technology infrastructure on a real-time basis. Our software is easily and quickly deployed to allow organizations to ensure optimal performance with minimal resource consumption.

     Key features and benefits of our software include:

     Integrated, Comprehensive Solution. Our software provides a unified view of the various components of an organization's infrastructure, identifies the interrelationships among the components, namely networks, operating systems, servers, applications, databases and storage devices, and monitors overall performance. Our software allows technology support personnel to identify the source of a problem and analyze the overall impact that problem may have on the entire infrastructure. Our software translates the performance data and information problems that are unique for each department into a common language so that technology support personnel across an organization have a common reference point from which to manage and optimize performance.

     Monitors Information Technology Infrastructure Without Increasing Resource Consumption. Our Precise/SQL software collects performance data by polling the Oracle memory directly, without connecting to the database, and therefore, minimizes the consumption of additional database resources without regard to the number of users. Because of this "low overhead" sampling technique, this software captures transaction information at a very granular level and gathers performance information at a very high frequency, from one time to one hundred times per second. Using our recently released Precise/ Insight, we can also collect information at the packet level without disrupting or slowing the data flow and while consuming minimal system resources. In addition, we can monitor the transaction at any point within the infrastructure and present the collected technical information in a business context. As a result, our software provides an extremely detailed report on the status of the database or system so that technology support personnel can more quickly and accurately diagnose problems.

     Proactive Information Technology Administration. Our software collects data and compares it against user defined threshold levels to monitor performance and alert technology support personnel before users are impacted. In addition to identifying performance problems, our software proactively and automatically formulates alternative means to access and retrieve information from the database so that performance goals are achieved in a manner that is transparent to the user. Finally, our software allows technology support personnel to simulate the effects of changes against an internal data warehouse and then measure and compare the results of those changes before they are implemented in the production environment.

     Scalable and Flexible Architecture. Our software is designed for either small or large enterprise-wide deployments. We developed our software to scale effectively when implemented in large and rapidly expanding environments. Our software can manage large quantities of information, support thousands of concurrent users and capture the increased volume of transactions generated through e-business activities. Our software is interoperable with an organization's existing technology investments and our software

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

development efforts are focused on anticipating and accommodating an organization's future technology investments.

     Ease of Installation and Use. Our software is easy to install and use, thereby minimizing implementation, training and support costs. We designed our software to be installed quickly by the customer, typically within 40 minutes, or up to a day for our more sophisticated Precise/Insight product, and without on-site assistance or disruption to the customer's existing technology investments or business. Our easy to use interface provides simple interaction with our software and presents the user with a prioritized list of sources once problems have occurred.

STRATEGY

     Our objective is to become the leading provider of end-to-end performance management software. Key elements of our strategy include:

     Extend Technological Product Leadership. Our flexible and open architecture allows for the integration of new products that enhance our current software. We plan to augment our existing software with additional capabilities to monitor and maintain the underlying Information Technology infrastructure of e-business applications. Our goal is to provide the most comprehensive solution by using our technology expertise to develop innovative new software through internal research and development efforts, technology acquisitions and strategic relationships.

     Expand Our Selling Capabilities. We market and sell our products in the U.S. primarily through a direct sales force and internationally through distributors. We intend to expand both our direct sales force and indirect sales channels. We have recently begun to establish a direct sales force internationally through our February 2000 acquisition of Knight Fisk in the United Kingdom and the hiring of direct sales personnel in Canada and Latin America.

     Correlate Infrastructure Performance with Business Processes. Our objective is to correlate infrastructure performance data with business processes and enable management to intelligently modify or enhance these processes going forward. This mapping of infrastructure performance to business processes enables proactive response by management and subsequently the allocations of resources. General commercial availability of our Precise/Foresight product in the fourth quarter of 2000 will further enhance this capability.

     Enter New Markets. To date, our revenues have been derived predominantly from licensing our software to large enterprises and, to a lesser extent, Internet-based companies. We believe, however, that our software is increasingly well positioned to meet the needs of technologically advanced organizations, such as emerging technology companies, application service providers and management service providers, or MSPs. To this end, we have become an executive member of the MSP Association, and are helping this organization to create industry standards and define best practices as we explore partnering opportunities with other members.

     Increased Penetration of Our Existing Customer Base. We have licensed our software to over 700 customers worldwide. This large customer base affords us an opportunity for additional sales of current and future software, as well as new consulting service offerings that we intend to provide. In 1998 and 1999, and in the first nine months of 2000, customers that purchased additional licenses for previously purchased Precise software, or licenses for new or enhanced software, generated 25%, 39% and 31%, respectively, of our total software license revenues. Since many of our customers have purchased only one or a few of our software products or use our software in specific business units or locations, we believe that we can continue to sell more deeply into our installed customer base.

     Expand Strategic Relationships. We believe that a significant market opportunity exists to sell our software with the complementary products and services provided by other organizations. We plan to extend our existing strategic relationships and develop new alliances with leading global equipment manufacturers, application service providers, systems integrators and value-added resellers in an effort to extend the functionality of our software and increase sales of our software. We currently have strategic relationships

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

with EMC, where our software is bundled into their product, and with Amdocs, where our software is sold as an add-on product to their product line. We believe we will be able to leverage the sales and marketing capabilities of our alliances and facilitate the wider adoption of our software.

     Pursue Strategic Acquisitions. In order to achieve our business objectives, we may pursue the acquisition of technologies, products and businesses that enable us to enhance and expand our existing software products and our projected service offerings. Specifically, we intend to make acquisitions of technologies that will enable us to extend our technology leadership position and, to a lesser extent, acquisitions that help us expand our customer base, build our sales force and augment our distribution channels.

RECENT DEVELOPMENT

     On October 27, 2000, we entered into an agreement to acquire Savant Corporation for $20 million in a combination of cash and ordinary shares. Savant creates and markets a suite of real-time diagnostic and proactive management solutions. Savant's Diagnostic Center product provides users with an unattended, real-time illustrated view of database and application activity as well as the ability to predict and manage performance and availability issues. We expect to integrate Savant's software products into our own product offerings in order to provide a more comprehensive solution for our customers.

     In connection with the Savant transaction, we will exchange approximately 512,445 of our ordinary shares for all Savant's outstanding shares of capital stock, vested stock options and warrants. We will also pay $2.5 million in cash. If revenue from Savant's products and services exceeds certain thresholds in the year ending December 31, 2001, we will pay additional consideration in an amount equal to four and one-half times the amount by which such revenue exceeds $7 million (up to a maximum of $12 million in revenue). The additional consideration will be payable in our ordinary shares. We intend to account for the transaction as a purchase. Completion of the acquisition is subject to regulatory approval and customary closing conditions and is expected to close in the fourth quarter of 2000.

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PRODUCTS

     Our software provides continuous and comprehensive Information Technology infrastructure performance management. Our suite of software consists of the following:
  PRODUCT                     FUNCTIONS

  Precise/SQL           Monitors, analyzes and helps tune Oracle-based
                        applications and databases to ensure that those applications perform at peak efficiency. After being alerted to a performance issue, the software assists the user in identifying the specific causes of slow performance. The product permits users to view the access path that the database has chosen for a query from an application, automatically generates
                        Structured Query Language, or SQL, statements that will access the database in a different manner and projects the performance improvement if the change is made. In addition, the software can simulate the result of a change in the way the database is organized and provide a full cross-reference between database objects and the statements that access them.
                        Through an internal data warehouse that we call the Precise Performance Warehouse, Precise/SQL supports long-term analysis and proactive management by providing historical performance information.

  Precise/Pulse!        Monitors the performance of the Oracle database,
                        triggering alerts and/or tuning activity when user-defined performance thresholds or baselines are exceeded. Once an alert is triggered, the user can use Precise/SQL and Precise/Interpoint to locate and fix the specific problem. This product is compatible with leading monitoring products provided by other software vendors.

  Precise/Interpoint    Works as an add-on product to Precise/SQL to optimize
                        Oracle-based ERP application performance by monitoring and helping tune the ERP application. By tracing a query from the ERP application back to the person or software that made the request, Precise/Interpoint provides valuable information to the ERP manager concerning the source of performance issues. The ERP manager can then implement changes suggested by Precise/SQL or other changes to the ERP application to improve performance.

  Precise/Swift-e       Combines the functionalities of Precise/SQL and
                        Precise/Pulse! to deliver comprehensive performance management of Oracle-based components in an e-business environment. The ability of the software to sample performance on a sub-second basis makes it well suited for the high transaction volume environments typical of Internet-based companies.

  Precise/Presto
  for EMC Extends functionality of Precise/SQL by showing the performance of a storage device as it is affected by the application software's request for data. Precise/Presto for EMC provides a consistent view of the data when viewed from either the database or the storage.

  Precise/Insight       Monitors the time it takes for transactions to cross
                        a user's Information Technology infrastructure, giving the user a view of the total time and efficiency of a business transaction. Unlike our other products, this software collects information, regardless of the database, Oracle-based and otherwise, and is compatible with our other products that provide the user with detailed information on performance problems within specific components of the user's Information Technology environment.

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     Other than Precise/Insight, all of our products work exclusively with
Oracle databases and the applications that use them. By the first quarter of 2001, we expect to release a version of these products that will operate in IBM DB-2/UDB database environments. In addition, we expect to release updated versions of our Oracle-based software during 2000 that will include an HTML interface to Precise/Pulse! to permit user access via a Web browser, a new reporting module that will permit more expansive trend analysis based on data in the performance warehouse and an updated version of Precise/SQL. Precise/Interpoint currently supports Oracle and SAP ERP applications, and we expect to introduce a new version to support PeopleSoft applications in 2000. During the first quarter of 2001, we expect to release Precise/Foresight, a Web based performance analysis and reporting module to help track and plan for infrastructure changes. We cannot assure you that we will successfully introduce these new versions on a timely basis, if at all, and our failure to do so would negatively impact our revenue growth and operating results.

PROFESSIONAL SERVICES

     Precise Professional Services supplement our customer support efforts by delivering the technological expertise our customers need to optimize the performance of their Information Technology infrastructures. We use both our employees and third-party technology professionals to deliver professional services that are tailored to our customers' unique performance management needs. Our Professional Services offerings include the following:

          Remote management. We provide outsourced monitoring that results in detailed performance evaluations and recommendations for our customers' Information Technology infrastructures. In certain cases, we offer resources that will modify the company's Web site using our software.

          Performance audit engagements. During performance audit engagements, we conduct performance audits on site, collect relevant data, document audit findings and provide customers with a comprehensive set of performance recommendations.

          Performance tuning engagements. During performance tuning engagements, we typically assess customer-supplied data and the customer's technical environment, execute performance tuning activities, document the results of these tuning activities and provide the customer with the engagement's results. If a performance auditing engagement has preceded the performance tuning engagement, we implement the recommendations arising from the auditing engagement.

          Training. During 3- or 5-day training sessions at our Westwood, Massachusetts offices, we use classroom sessions and technical labs to teach our customers aspects of our product line, such as usage, data presentation, data interpretation, data collection, data analysis, establishing performance baselines and implementing tuning recommendations.

PRECISE TECHNOLOGY

  Precise/SQL

     Precise/SQL uses intelligent agent-based technology that allows it to collect performance information directly from the memory of the Oracle database without connecting to the database itself. This sampling technique enables our software to perform low-overhead monitoring on a twenty-four hours per day, seven days per week basis, regardless of the database load, the number of users connected to the database or other demands on the database. Precise/SQL's proprietary technology correlates the components of an operating system with the objects retrieved from the database and the transactions executed by the application. This information is collected and stored on flat files in such a rapid manner that virtually no transaction occurs without information about it being captured. The result is a complete picture of the problems and isolated causes experienced across networks, operating systems, servers, applications, databases and storage devices.

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  Precise/Pulse!

     Precise/Pulse! uses agent technology that integrates with other performance monitoring software. Precise/Pulse! can send messages to those frameworks via the Simple Network Management Protocol, or SNMP (an industry standard for exchange of information among systems management software), and also contains its own console for companies not using frameworks.

  Precise/Interpoint

     The main tuning problem in an ERP environment is that there is no obvious link between the user executing an ERP transaction and the SQL statements executed by these transactions. Therefore, there is no simple way of tuning ERP transactions. Precise/Interpoint monitors the ERP application at the server level and provides information that links each SQL statement back to its origin and displays application specific information on the user or report generating the statement, allowing the organization's ERP manager and Oracle database administrator to focus on the problematic areas and tune them.

  Precise/Presto for EMC

     Precise/Presto for EMC bridges the gap between the logical Oracle database input/output (I/O) activity and the physical disk (I/O). It combines information from the Oracle shared global area (SGA), the operating system (O/S) and the storage system and presents data regarding integrated performance.

  Precise/Insight

     Precise/Insight uses packet-based technology to measure the time it takes for information to pass through the user's Information Technology system and can provide a breakdown of time spent in the various infrastructure components. Precise/Insight contains an internal data warehouse, which contains long-term performance information. The elements of Precise/Insight's core system include agents that are installed on servers that collect performance data, a focal point server, which communicates with the agent, and a client interface, which communicates with the focal point server for visualizing performance information.

CUSTOMERS

     We have licensed our software products to over 700 customers on a worldwide basis. A representative list of current customers who have purchased at least $85,000 of software licenses from us since January 1999 includes:

Amazon.com                                                    Mannesmann AG
Ameritech                                                     McKesson/HBOC
Boeing                                                        One 2 One
Bradlees                                                      Pillsbury
Carnival Cruise Lines                                         Princess Cruise Lines
CCPEDQ                                                        Qwest Communications
Cellcom                                                       Recruit Co. Ltd.
Chevron                                                       Rockwell
Convergys                                                     Rogers Cantel
Cox Communications                                            Sony
Data Mobile                                                   Southwestern Bell
Deutsche Telekom                                              Staff Leasing
E-Sat                                                         Staples
Excite@Home                                                   Steelcase
Ford Motor Company                                            SUNY
General Electric                                              Talkline GmbH
Giant Eagle                                                   Telewest
IMI Systems                                                   Telkom SA
Interpath Communications                                      The Hartford
Key Corporation                                               US Cellular
LGEDS                                                         VoiceStream Wireless

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

Revenues from these customers accounted for 33.0% of our total revenues in 1999 and 25.1% of our total revenues for the nine months ended September 30, 2000.

     The following case studies show how a representative group of our customers have used our software.

  The Boeing Company

     The Boeing Company is a large aerospace corporation with headquarters in Seattle. Boeing runs all forms of critical database applications on hundreds of servers in locations all over the world. Boeing acquired Precise/SQL for its database performance management attributes in the fall of 1999. Boeing implemented Precise/SQL on a commercial "off-the-shelf" software program with a run time of over 12 hours. Precise/SQL immediately identified two resource-consuming statements in this off-the-shelf program that, when addressed, improved throughput of the program by over 30 percent. Over the next 2 weeks, Precise/SQL identified additional performance problems achieving an overall 16-fold improvement in program run time.

  AutoTrader.com

     Atlanta-based AutoTrader.com is the largest used vehicle vendor on the Internet, with more than 1.5 million listings. For the year 2000, AutoTrader.com projected a roughly 600 percent increase in its online traffic in response to an advertising campaign that launched during Superbowl XXXIV. To be able to respond quickly and reliably to customer requests for information and service, AutoTrader.com planned to tune one server proactively, and monitor its infrastructure, before site traffic was expected to increase. The company planned to tune the server to render the server efficient enough to handle the site's exponentially heavier load without slowdowns or downtimes.

     In one approach to monitoring and tuning, AutoTrader.com used Precise/Swift-e to optimize the performance of its server and thereby avoid having to purchase additional hardware to meet its performance needs.

  One 2 One

     One 2 One is a U.K. mobile telephone provider with more capacity per customer than any other U.K. network, handling more than 100 million calls per week. One 2 One runs critical, Oracle-based applications on a combination of Hewlett Packard, Sequent and Sun hardware linked to an EMC storage system.

     When the various components of One 2 One's Information Technology system interacted, overall system performance dropped. One 2 One was spending a great deal of time trying to manually identify the root causes of its application performance slowdowns. The company implemented our software to pinpoint its performance slowdowns without consuming its Information Technology resources or personnel. The company used our software to drill down through its application performance data to locate the causes of performance problems in its Oracle database, Unix server and EMC storage devices. In addition, the company used our software to proactively monitor resource usage among its infrastructure components and to simulate potential fixes for performance problems without impacting production. Our software increased One 2 One's transaction volume capacity and control of its critical business applications and reduced its infrastructure slowdowns and downtimes.

SALES AND MARKETING

     We sell our software through direct sales, indirect channels, international resellers and strategic relationships. Our North American sales organization is headquartered in Westwood, Massachusetts. We have additional sales offices in the U.S. metropolitan areas of Atlanta, Chicago, Dallas, Detroit, Denver, Miami, Minneapolis, New York, San Francisco and San Diego and in Toronto, Canada. Our international sales organization is based in metropolitan Tel Aviv, Israel. We are continuing to expand our sales organization and to establish additional sales offices. As of September 30, 2000, we employed 100 persons in sales and marketing.

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

     Direct Sales. The sales team for each territory is comprised of a sales manager, an in-house account manager and a systems engineer. The sales team for each customer is responsible for qualifying leads, understanding the customer's problem, providing the appropriate product information, and building and maintaining relationships with personnel who have purchasing responsibility in the customer's organization. Strategically, we use our direct sales force to generate repeat sales from our installed customer base, negotiate site and technology licenses, sell products that include our professional services, and introduce and gain immediate feedback on our new products. Our sales cycle varies substantially from customer to customer. When a prospect or an existing customer evaluates one of our performance products for multiple departments or servers, the sales cycle typically ranges from one to four months.

     Indirect Sales. Our Precise Premier Partner Program is designed to attract vendors that can establish new channels for our products in North and South America. These vendors include application software vendors, system integrators, and value-added resellers. The valued-added products and services of these vendors combine with our products to deliver more complete products to our customers. Outside of North and South America, we sell our products though resellers that report to our metropolitan Tel Aviv office. Our resellers market our products in Austria, Australia, Belgium, Czech Republic, Denmark, Finland, France, Germany, Holland, Hong Kong, Hungary, Iceland, India, Ireland, Israel, Italy, Japan, Norway, Poland, Singapore, South Korea, Spain, Sweden, Switzerland, Taiwan and Turkey.

     Strategic Relationships. We currently have a strategic relationship established in March 1999 with one OEM, EMC Corporation, which began selling our products in the fourth quarter of 1999. EMC markets an exclusive bundled version of our Precise/SQL and Precise/Presto for EMC software, called Database (DB) Tuner, to its customers for use solely with EMC's storage products. Under the terms of our agreement with EMC, they pay us a royalty on the sales of these products. The term of our agreement is five years and can be extended for one-year periods but may be earlier terminated in the event of a breach by either party. Our relationship with EMC affords us opportunities to sell our products into the EMC operating environment. Our agreement with EMC does not limit our ability to establish other marketing programs and license our other products, including Precise/Interpoint, Precise/Insight and Precise/Pulse! We intend to establish relationships with other OEMs to sell our products.

     We currently have an agreement with Amdocs, a provider of information systems solutions to telecommunications companies, to sell Precise/SQL along with the Amdocs product offering. Under the terms of this agreement, Amdocs pays us a royalty on the sale of these products. This agreement expires in June 2001, but automatically renews for additional one year terms unless either Precise or Amdocs notifies the other 30 days in advance of its desire to terminate the agreement.

     We undertake various marketing activities to generate leads for our sales efforts and to enhance market awareness of our software and services. Our marketing activities include company-sponsored seminars, and print and electronic advertisements. We also seek to increase market awareness of our software and services by working with industry analysts, Oracle user groups, and the trade press to communicate our successful product implementations. We also engage in targeted marketing through direct-mail lists and participation in trade shows and speaking engagements. Our software trial program, which generally runs for a seven day period, allows us to demonstrate our technology to potential customers.

CUSTOMER SUPPORT

     Our customer support group provides both pre- and post-sales technical support to our customers and prospects. Our base level of e-mail, Web-, fax-, and telephone-based support, which we provide during conventional business hours, includes assistance with installation, configuration and initial product setup, ongoing product support, and software maintenance and upgrade releases. For additional fees, we provide support 24 hours per day, seven days per week, throughout the year.

     We provide customer support for North and South America through our Westwood, Massachusetts office. We provide customer support in the rest of the world through our office in Israel and our network

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of international resellers. We intend to hire additional support staff and are establishing additional support sites both domestically and internationally to meet our customers' needs.

     Our support agreements are generally 12 months in duration and are renewable at the customer's option. Support agreements are generally priced at approximately 15% of the list price of the license fee.

RESEARCH AND DEVELOPMENT

     Our research and development organization is responsible for developing new software products, enhancing core technologies, conducting product testing and quality assurance, and ensuring the compatibility of our products with hardware and software platforms. In addition, this group supports some pre-sale and customer support activities. Our research and development staff is focused on delivering products that will support our product development strategy. The engineers are market oriented and maintain a close relationship with our sales personnel as well as our customers to better understand their needs.

     As of September 30, 2000, our research and development staff, based in metropolitan Tel Aviv, Israel and Denver, Colorado, consisted of 52 employees. Our total expenses for research and development were $3.4 million for the nine months ended September 30, 2000, $2.9 million for the year ended December 31, 1999, $2.2 million for the year ended December 31, 1998 and $1.7 million for the year ended December 31, 1997. We expect that research and development expenses will increase in absolute dollars and may increase as a percentage of revenues in future periods.

COMPETITION

     The market for infrastructure performance management software is rapidly evolving and intensely competitive. This market is characterized by rapid technological change, evolving industry standards and changing customer requirements. We expect competition to increase in the future. Our primary competitors fall within the following three categories:

     - providers of systems management suites and/or frameworks, including Computer Associates, Hewlett-Packard, Tivoli and BMC Software;

     - providers of point products, including Concord Communications, Oracle, Visual Networks, Vital Suite and Quest; and

     - our customers' Information Technology departments that attempt to develop their own solutions to their performance management problems.

     Many of our competitors and potential competitors have greater name recognition, a larger installed customer base and significantly greater financial, technical, marketing and other resources and experience than we do. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we can. In addition, because there are relatively low barriers to entry in the software market, we may encounter additional competition as other established and emerging companies enter our field and introduce new products and technologies.

     In addition to the competition that we may face because of the internal development efforts of our competitors, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, in turn increasing their ability to address the needs of our current or prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain market share.

     Many of our existing and potential customers evaluate on an on-going basis whether to develop their own performance management software or purchase it from outside suppliers. As a result, we must, on an on-going basis, educate existing and potential customers on the advantages of our software over internally developed performance software as well as our competitors' products.

     Our existing and potential customers have a pre-set budget for which we compete along with our competitors. We currently compete primarily on the basis of the following factors:

     - breadth of functionality;

     - product performance;

     - scalability;

     - ease of installation and use; and

     - price.

     We believe that we currently compete favorably with respect to each of these factors. However, the performance management market is still rapidly evolving, and we may not be able to compete successfully against present or future competitors, which could harm our operating results.

PROPRIETARY RIGHTS AND LICENSING

     Our success and ability to compete are dependent on our ability to develop, maintain and protect the proprietary aspects of our technology. We rely on a combination of trademark, trade secret and copyright laws and contractual restrictions to protect the proprietary aspects of our technology. We seek to protect our source code for our software, documentation and other written materials under trade secret and copyright law. We license our software to end-users under signed license agreements and under electronic agreements. Finally, we seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality and assignment of invention agreements with us and by restricting access to our source code.

     Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our technology or products or to obtain and use information that we regard as proprietary. In addition, we sell our products throughout the world. The laws of many countries do not protect our proprietary rights to the same extent as the laws of Israel or the United States. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Any resulting litigation, even if we ultimately prevail, could result in substantial costs and diversion of resources and could adversely effect our business and operating results.

     Precise has developed its Precise/SQL software with grants made by the Office of Chief Scientist of the Israel Ministry of Industry and Commerce, which provides that this software may not be manufactured, nor may the technology embodied in this software be transferred, outside of Israel without appropriate governmental approvals. We currently manufacture all of our products in Israel, and we currently have no intention to manufacture outside of Israel. These restrictions do not apply to the sale or export from Israel of these products. Under the terms of the grants, we owe royalties to the Israeli government on sales of these products until we have repaid the full amount of the grants we have received. These restrictions continue to apply to us even after we have paid the full amount of royalties. If the Office of Chief Scientist consents to the manufacture of the products outside Israel, the regulations prescribe the payment of increased royalties, ranging from 120% to 300% of the amount of the grant, depending on the percentage of foreign manufacture.

     Our success and ability to compete are also dependent on our ability to operate without infringing upon the proprietary rights of others. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology on acceptable terms, our business and operating results would be significantly harmed.

     Precise/SQL, Precise/Pulse!, Precise/Interpoint, Precise/Presto for EMC, Precise/Swift-e and the Precise Software Solutions logo are trademarks or service marks of Precise Software Solutions Ltd. or its

U.S. based subsidiary, Precise Software Solutions, Inc. This prospectus also contains trademarks, trade names and service marks of other companies that are the property of their respective owners. The information cited on page 32 from Zona Research is copyright, 1999, by Zona Research.

EMPLOYEES

     At September 30, 2000, we had a total of 105 employees in the United States, 63 in Israel and 18 in the United Kingdom. Of the total, 100 were engaged in sales and marketing, 52 were in research and development, 28 were in general and administration and 6 were engaged in providing professional services. None of our employees is subject to a collective bargaining agreement and we believe that our relations with our employees are good. We had the following number of employees at December 31, of each of our three prior fiscal years:

                                                 RESEARCH AND    GENERAL AND     PROFESSIONAL
                           SALES AND MARKETING   DEVELOPMENT    ADMINISTRATION     SERVICES
                           -------------------   ------------   --------------   ------------
1999                               46                 33              12              4
1998                               28                 26               9              0
1997                               13                 25               8              0

     Certain provisions of the collective bargaining agreement between the Histadrut (the General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists' Association of Israel) apply to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. These provisions principally concern the length of the work day and the work week, minimum wages for workers, contributions to pension funds, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Furthermore, these provisions provide that the wages of most of our employees are automatically adjusted based on changes in the Israeli Consumer Price Index. The amount and frequency of these adjustments are modified from time to time.

     Israeli law generally requires the payment of severance pay by employers upon the retirement or death of an employee or termination of employment without due cause. Precise currently funds its ongoing severance obligations by making monthly payments to approved severance funds or insurance policies. In addition, according to the National Insurance Law, Israeli employees and employers are required to pay specified sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, these amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

FACILITIES

     The headquarters of our U.S. subsidiary, located in Westwood, Massachusetts, is occupied under a lease which expires in July 2004. We occupy our Israeli offices, located in metropolitan Tel Aviv, Israel, under a lease which expires in August 2001. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space should be available in the future on commercially reasonable terms as needed.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table summarizes certain information concerning our directors and executive officers:

             NAME               AGE                                POSITION
             ----               ---                                --------
Shimon Alon(1)................  50    President, Chief Executive Officer and Director
Stephen J. Campbell...........  43    Vice President of Business Operations and General Manager of
                                        Precise Software Solutions, Inc.
J. Benjamin H. Nye............  35    Vice President of Finance and Chief Financial Officer
Itzhak "Aki" Ratner...........  44    General Manager of International Operations
Yuval Cohen...................  38    Director
Robert J. Dolan(2)............  52    Director
Erel Margalit(1)..............  39    Director
Mary A. Palermo(1)(2).........  43    Director
Yoseph Sela(1)(2).............  48    Director
Anton Simunovic...............  35    Director
Ron Zuckerman(1)..............  43    Director and Chairman of the Board of Directors

---------------
(1) Member of the compensation committee

(2) Member of the audit committee

OTHER KEY EMPLOYEES

     The following table summarizes certain information concerning our other key employees:

             NAME               AGE                                POSITION
             ----               ---                                --------
Daniel Germain................  44    Vice President of Customer Service of Precise Software Solutions,
                                        Inc.
Michael Killoran..............  43    Vice President of North American Sales of Precise Software
                                        Solutions, Inc.
Andrew B. Knight..............  37    Director for Knight Fisk Software, Ltd.
Haim Kopans...................  36    Vice President of Product Management
Russell Luke..................  32    Director of Sales for Knight Fisk Software, Ltd.
John McHugh...................  51    Vice President of Marketing of Precise Software Solutions, Inc.
Rami Schwartz.................  42    Vice President of Research and Development

DIRECTORS AND EXECUTIVE OFFICERS

     Shimon Alon has served as our President and Chief Executive Officer since September 1997 and as one of our directors since December 1998. Mr. Alon served at Scitex Corporation, a supplier of digital imaging solutions for graphic communication image processing equipment, and its affiliates in varying executive management, sales, marketing, and customer support capacities from October 1982 to September 1996. From November 1995 to September 1996, Mr. Alon was Scitex Corporation's Senior Executive Vice President of the Graphic Art Division. From May 1995 to September 1996, Mr. Alon was Scitex America Corporation's President and Chief Executive Officer. From January 1993 to May 1995, Mr. Alon served Scitex Europe Ltd. as Managing Director. Mr. Alon serves as a director of ORBIT/FR, Inc.

     Stephen J. Campbell has been the Vice President of Business Operations of our U.S. subsidiary since December 1997 and General Manager since December 1999. From November 1995 to December 1997, Mr. Campbell was Vice President of Business Operations at Scitex America Corporation, a division of

Scitex Corporation. Mr. Campbell was employed by Hewlett Packard Company in various capacities from April 1991 to November 1995. Mr. Campbell was Hewlett Packard's Solution Deployment and Support Manager from January 1995 to November 1995, its Order Fulfillment Manager from October 1993 to January 1995, and its Information Technology Manager from April 1991 to October 1993.

     J. Benjamin H. Nye has served as our Vice President of Finance and Chief Financial Officer since February 2000. Prior to joining Precise, Mr. Nye was a principal of Allied Capital Corporation, a publicly-traded investment fund, where he structured and oversaw private debt and equity investments in a portfolio of operating companies. From February 1993 to June 1997, Mr. Nye was a senior advisor to U.S. Treasury Secretaries Lloyd Bentsen and Robert Rubin in the U.S. Department of the Treasury.

     Itzhak "Aki" Ratner has served as the General Manager of our Israeli office since May 1997 and served as our Vice President of Research and Development from May 1997 to September 2000. Before joining Precise, Mr. Ratner served in the Israeli Air Force from August 1981 to June 1996 in various software development management positions. From February 1993 to June 1996, Mr. Ratner served in the Israeli Air Force as a lieutenant colonel in charge of client/server project development.

     Yuval Cohen has been one of our directors since December 1998. Mr. Cohen is a general partner at Jerusalem Venture Partners, an international venture capital fund investing in early-stage communications and Internet companies in Israel, Europe, and the United States. From May 1996 to June 1997, Mr. Cohen was Vice President of Marketing at VDOnet Corporation. From February 1995 to May 1996, he served as Vice President of Business Development of DSP Group. From December 1991 to February 1995, he served as assistant to the Senior Vice President of Corporate Business Development at Intel Corporation. Mr. Cohen is a director of the following privately held companies: Celltick Inc., Guidelet Technologies Inc., NuVisio Inc., Powerdesine Ltd., Sphera Corporation, Teleknowledge Group Ltd., Tsqware Inc. and UC More Inc.

     Robert J. Dolan has been one of our directors since July 2000. Mr. Dolan has been a Professor of Business Administration at Harvard University Graduate School of Business Administration since 1980. From 1976 to 1980, Mr. Dolan was a professor at University of Chicago Graduate School of Business.

     Erel Margalit has been one of our directors since July 1996. Mr. Margalit has been Managing General Partner of Jerusalem Venture Partners since August 1997. He was a general partner of Jerusalem Pacific Ventures from December 1993 to August 1997. From 1990 to 1993, Mr. Margalit was Director of Business Development of the City of Jerusalem. Mr. Margalit is a director of Paradigm Geophysical Ltd.

     Mary A. Palermo has been one of our directors since July 2000. Ms. Palermo has served as an Executive Vice President of Aspen Technology, Inc. since September 1998. From December 1995 to August 1998, she served as their Executive Vice President, Finance and Chief Financial Officer and from May 1989 to December 1995, she served as their Vice President and Chief Financial Officer. Ms. Palermo is a C.P.A.

     Yoseph Sela has been one of our directors since December 1998. Mr. Sela joined Gemini Israel Funds upon its formation in January 1993 and currently serves as the funds' Managing Partner. Mr. Sela has served as Executive Vice President of Gemini Funds since June 1995. Mr. Sela serves as a director of Commtouch, Ltd.

     Anton Simunovic has served as one of our directors since October 1999. Mr. Simunovic has been a Managing Partner, Venture Capital for Divine interVentures, inc. since February 2000. From August 1996 to January 2000, Mr. Simunovic was Senior Vice President Venture Capital for GE Equity. From June 1993 to August 1996, Mr. Simunovic was a Manager of Strategy Consulting for the Barents Group LLC.

     Ron Zuckerman is one of our founders and has served as our Chairman of the Board of Directors since June 1991, which was shortly after our inception. Mr. Zuckerman is a co-founder of Sapiens International Corporation N.V., a large-scale, business-critical information technology solutions company, and has served as its Chairman of the Board of Directors since January 1998. He also served as their

Chief Executive Officer from January 1995 to March 2000 and their Chief Operating Officer from their incorporation until April 1994. Mr. Zuckerman serves as a director of the following privately-held companies: Cognitens Ltd., EC-Gate, Ilit Ltd. and NEARTEK. He is also a managing partner of Limon Holdings Ltd., a sub-advisor company to Magnum Technology Fund.

     All of our executive officers serve at the discretion of our board of directors or until their earlier death or resignation.

     Messrs. Zuckerman, Margalit, Cohen and Sela were each elected as directors by the holders of our series A preferred shares under provisions in our articles of association that are no longer in effect. Mr. Simunovic was elected by the holders of our series B preferred shares under similar provisions that are no longer in effect.

OTHER KEY EMPLOYEES

     Daniel Germain has been Vice President and Director of Customer Service of our U.S. subsidiary since November 1995. From September 1994 to November 1995, Mr. Germain served Open Data Inc., a data access software company, as Product Manager and Senior Systems Engineer. From August 1991 to September 1994, Mr. Germain served as Senior Systems Engineer for Information Builders, Inc., an information systems software developer.

     Michael Killoran has served as Vice President of North American Sales of our U.S. subsidiary since October 1999. From June 1996 to October 1999, Mr. Killoran served our U.S. subsidiary in various regional sales capacities. From October 1992 to June 1996, Mr. Killoran was a Regional Sales Manager with BMC Software (formerly Boole & Babbage Company), a developer of systems management software.

     Andrew B. Knight has served as the Director for Knight Fisk Software, Ltd., or Knight Fisk, the U.K.-based distributor of our software that we acquired in February 2000, since July 1998. From April 1995 to June 1998, Mr. Knight was the Director for Knight Fisk. From October 1983 to March 1995, Mr. Knight was self-employed as a professional consultant.

     Haim Kopans has served as our Vice President of Product Management since March 1997 and is one of our founders. From August 1990 to March 1997, Mr. Kopans served as our Development Manager. Mr. Kopans was a database consultant and Product Division Manager with SCP Systems, a software distributor and provider of consulting services, from February 1989 to August 1990 and a DB2 systems analyst for the Israeli Defense Forces prior to that. Mr. Kopans is a Certified Systems Analyst.

     Russell Luke has served as Director of Sales for Knight Fisk since February 1998. From March 1997 to January 1998, Mr. Luke was the Business Development Manager with Remedy Corporation, a software developer. From March 1996 to March 1997, Mr. Luke served as Business Development Manager with BRIO. From January 1994 to February 1996, Mr. Luke served as a sales manager with Business Objects.

     John McHugh has served as Vice President of Marketing of our U.S. subsidiary since October 1998. Prior to October 1998, Mr. McHugh served Sterling/Cayenne Software, Inc., a development and data modeling software vendor, as Director of Product Marketing for Information Technology Solutions and as Director of Commercial Markets from June 1996 to October 1998. Cayenne was formed from the merger of Bachman and Cadre. From January 1994 to June 1996, Mr. McHugh served as Senior Marketing Manager for Object Design, Inc., an object database vendor.

     Rami Schwartz has served as our Vice President of Research and Development since September 2000. From October 1999 to September 2000, Mr. Schwartz was the Vice President of Development of Amdocs. From June 1985 to June 1999, Mr. Schwartz served with the Israeli Air Force Software Development Division most recently as its Division Commander.

CLASSIFIED BOARD OF DIRECTORS

     Our articles of association provide for a board of directors of not less than five and not more than eleven directors. In accordance with the terms of these articles of association, the board of directors is divided into three classes with each class serving as follows:

                          TERM EXPIRING AT
                         THE ANNUAL MEETING
   CLASS                    FOR THE YEAR                           DIRECTORS
   -----                 ------------------                        ---------
Class I                         2001                     Shimon Alon, Yuval Cohen
Class II                        2002                     Erel Margalit, Yoseph Sela
Class III                       2003                     Anton Simunovic, Ron Zuckerman

     At each subsequent annual meeting of shareholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control or management of our company.

     The above classification does not apply to Mr. Dolan and Ms. Palermo, who serve as the external directors that we are required to appoint under the Companies Law. The term of office of Mr. Dolan and Ms. Palermo and any future external directors will be three years, as required by law.

COMMITTEES

     Our board of directors has formed an audit committee and compensation committee. The audit committee, which consists of Messrs. Dolan and Sela and Ms. Palermo, exercises the powers of the board of directors with respect to our accounting, reporting and financial control practices. Our compensation committee, which consists of Messrs. Alon, Margalit, Sela and Zuckerman and Ms. Palermo, administers our share option plans.

EXTERNAL DIRECTORS; AUDIT COMMITTEE; INTERNAL AUDITOR

     We are subject to the provisions of the new Israeli Companies Law, which became effective on February 1, 2000. The Companies Law requires that at least two external directors be appointed at a shareholders general meeting to serve on the board of directors of a public company. The Companies Law provides the following with respect to external directors:

     - the external directors, or their relatives, partners, employers or entities within their control, may not be or have been affiliated with the company or its principals at any time during the previous two years;

     - external directors must be elected by shareholders, including a vote of at least one-third of the shares entitled to vote and voting of non-controlling shareholders and their affiliates voting on the matter only if the total shares of non-controlling shareholders voting against the election represent more than one percent of the voting rights in the company;

     - the term of an external director is three years and may be extended for one additional three-year term;

     - if all directors are of the same gender, the next new external director must be of the other gender;

     - each committee of the board of directors, which is entitled to exercise any powers of the board, is required to include at least one external director;

     - external directors may only be compensated in amounts dictated by guidelines published by the Minister of Justice; and

     - for the two years following the end of an external director's term, the company may not employ that director or retain his professional services for payment, whether directly or indirectly.

     Under the Companies Law, every director has the right to examine and receive copies of certain documents and to examine the company's assets only in so far as required to fulfill his or her statutory obligations. The Companies Law also provides that a court may extend this right of examination to the external directors of a company to review the documents of an associated company to the extent necessary for that external director to fulfill his or her statutory obligations.

     Under the Companies Law, the board of directors of any company required to nominate external directors must also appoint an audit committee, as well as approve an internal auditor nominated by the audit committee. The audit committee must be comprised of at least three directors, including all of the external directors. The audit committee may not include the chairman of the board, any director employed by the company or providing services to the company on an on-going basis, a controlling shareholder or their relatives. The role of the internal auditor is to examine whether the company's acts comply with the law and proper business procedure. The internal auditor may be an employee of the company but may not be an interested party or officer holder, or a relative of any interested party or officer holder, and may not be a member of the company's independent accounting firm.

APPROVAL OF RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

  Office Holders

     The Companies Law codifies the fiduciary duties that office holders owe to a company. An "office holder" is defined as any director, general manager, any other manager directly subordinate to the general manager or any other person with similar responsibilities. An office holder's fiduciary duties consist of a duty of loyalty and a duty of care. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and a duty to reveal to the company any information or documents relating to the company's affairs that the office holder has received due to his position. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (1) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (2) all other information of importance pertaining to the foregoing actions. Each person listed in the table under "Management -- Directors and Executive Officers", except Mr. Campbell, is an office holder.

     Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors. Arrangements regarding the compensation of directors require audit committee, board and shareholder approval.

     The Companies Law requires that an office holder of a company promptly disclose to the company's board of directors any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. This disclosure must be made by the office holder, whether orally or in writing, no later than the first meeting of the company's board of directors which discusses the particular transaction. An office holder is deemed to have a "personal interest" if he, certain members of his family or a corporation in which he, or any one of those family members, is a 5% or greater shareholder or exercises or has the right to exercise control (as defined in the Companies Law), has an interest in a transaction with the company. An "extraordinary transaction" is defined as a transaction other than in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities.

     In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirements, only board approval is required. The transaction must not be adverse to the company's interest. Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, the company's audit committee and the board of directors, and, under certain circumstances, the shareholders of the company must approve the transaction. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter.

  Shareholders

     The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, including a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must include at least one-third of the voting shareholders who have no personal interest in the transaction. Alternatively, the total shareholdings of those who have no personal interest in the transaction and who vote against the transaction, must not represent more than one percent of the voting rights in the company.

     In addition, a private placement of securities that will increase the relative holdings of a shareholder who holds five percent or more of the company's outstanding share capital (assuming the exercise or conversion of all securities held by such person that are exercisable for or convertible into shares) or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company's outstanding share capital, requires approval by the board of directors and the shareholders of the company.

     Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his power in the company including, among other things, when voting in a general meeting of shareholders or in a class meeting on the following matters:

     - any amendment to the articles of association;

     - an increase of the company's authorized share capital;

     - merger; or

     - approval of interested party transactions that require shareholder approval.

     In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment of an office holder in the company is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty of loyalty.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under the Companies Law, a company may not exempt an office holder from liability arising from a breach of fiduciary duty towards the company. However, a company may exempt an office holder from liability arising from a breach of the duty of care toward the company and may insure or indemnify office holders, in each case subject to the provisions of the Companies Law and the company's articles of association. To the extent permitted by the Companies Law, our articles of association permit us to provide partial or full insurance coverage for, and to indemnify, our office holders against such liability. We have obtained directors' and officers' liability insurance covering our officers and directors.

     Our U.S. subsidiary has entered into indemnification agreements with certain of our key employees. These agreements provide, independent of the indemnification these individuals are entitled to by law and under the provisions of our subsidiary's charter, indemnification for certain acts while employed by the subsidiary. These indemnification agreements contain exclusions, such as limiting indemnification that would be unlawful or that is covered by other liability insurance. Moreover, employees are not indemnified against liability to the extent that the employee gained a personal profit to which he or she is not legally entitled, including proceeds obtained from the illegal trading of our equity securities. These agreements are guaranteed by Precise Software Solutions Ltd. as parent of the U.S. subsidiary, to the extent permitted by Israeli law.

COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate amount of compensation paid to all of our directors and officers as a group (12 persons) for the year ended December 31, 1999 was $1.37 million, including an aggregate of $380,000 paid for commissions and bonuses paid to our officers in connection with achieving performance-related objectives. Options to purchase 712,004 ordinary shares were granted to our directors and officers as a group during the year ended December 31, 1999. All of these options were granted at an exercise price of $1.50 per share. The term of all options granted was ten years.

     Our directors do not receive cash compensation for their service on the board or any board committee. However, all of our directors are reimbursed for their expenses for each board meeting attended and our directors are eligible to receive options under our 1998 share option and incentive plan.

     The Company has no agreements with the directors to provide them benefits upon termination of their service.

SHARE PLANS

     We currently maintain two option plans, our 1995 and 1998 share option and incentive plans. In addition, we recently adopted our 2000 employee share purchase plan.

     The purpose of our option plans is to provide an incentive to officers, directors, employees and consultants of Precise, or any of our subsidiaries, to continue their service to the company and to promote the success of our business. In 1995, we adopted our 1995 share option and incentive plan. As of September 30, 2000, we had issued 539,832 options to purchase ordinary shares to employees, officers, directors and consultants under that plan and may not issue any more options. The exercise price of options granted under the 1995 share option and incentive plan range from $0.38 to $1.04.

     In 1998, we adopted our 1998 share option and incentive plan. We have reserved 6,793,168 ordinary shares for issuance to employees, officers, directors and consultants under our 1998 share option and incentive plan. As of September 30, 2000, options to purchase 5,447,265 ordinary shares were outstanding under the plan and 1,885,735 additional ordinary shares were available for grants of additional options. The exercise price of the options granted under this plan ranges from $0.38 to $19.63.

     Our option plans are administered by the compensation committee of our board of directors. Under the option plans, options may be granted to officers, directors, employees or consultants of Precise or its subsidiaries. The exercise price of options is determined by the committee. The vesting schedule of the options is also determined by the committee but generally the options vest over a three to four-year period. Each option granted under the option plans is exercisable until the earlier of ten years from the date of the grant of the option or the expiration dates of the respective option plans. The 1995 and 1998 share option and incentive plans will expire in 2005 and 2008, respectively.

     In addition to the option plans described above, we have adopted a 2000 employee share purchase plan, or ESPP. The ESPP provides employees with an opportunity to purchase our ordinary shares through accumulated payroll deductions. We have reserved 667,000 ordinary shares for issuance under the ESPP, none of which have been issued. The ESPP is intended to qualify for favorable tax treatment under Section 423 of the Internal Revenue Code and under the Israeli Income Tax laws and regulations.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table summarizes certain information regarding the beneficial ownership of our ordinary shares as of September 30, 2000 for:

     - each person or group that we know beneficially owns more than 5% of our ordinary shares;

     - all of our directors and officers; and

     - each shareholder who is selling shares in this offering.

     Applicable percentage ownership in the following table is based on 21,926,378 ordinary shares outstanding as of September 30, 2000 and 24,520,463 ordinary shares outstanding immediately following the consummation of this offering. Beneficial ownership of shares is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership at any time within 60 days of September 30, 2000.

     As of September 30, 2000, 8,656,020 of our ordinary shares, or 39.5%, were held of record in the United States.

                                                    ORDINARY SHARES                          ORDINARY SHARES
                                                  BENEFICIALLY OWNED       NUMBER OF       BENEFICIALLY OWNED
                                                   PRIOR TO OFFERING    ORDINARY SHARES      AFTER OFFERING
                                                  -------------------      TO BE SOLD      -------------------
                      NAME                         NUMBER     PERCENT   IN THIS OFFERING    NUMBER     PERCENT
                      ----                        ---------   -------   ----------------   ---------   -------
Jerusalem Venture Partners L.P.(1)..............  3,170,886   14.5%              --        3,170,886   12.9%
SVM Star Ventures Management GmbH No. 3(2)......  2,949,082    13.4         444,861        2,504,221    10.2
Gemini Israel Fund L.P.(3)......................  2,408,822    11.0         363,363        2,045,459     8.3
Advent International Group(4)...................  1,779,456     8.1         268,426        1,511,030     6.2
Shimon Alon(5)..................................  1,307,130     5.7         132,713        1,174,417     4.8
GE Capital Equity Holdings, Inc.(6) ............  1,218,950     5.6         183,875        1,035,075     4.2
ABS GE Capital Giza Funds(7)....................  1,218,947     5.6         183,875        1,035,073     4.2
Mofet Israel Technology Fund Ltd.(8)............    919,590     4.2         137,939          781,651     3.2
Itzhak Ratner(9)................................    264,169     1.2          26,417          237,752     1.0
Stephen J. Campbell(10).........................    156,667     0.7          15,667          141,000     0.6
Ron Zuckerman...................................    140,000     0.6              --          140,000     0.6
J. Benjamin H. Nye(11)..........................     54,500     0.2              --           54,500     0.2
Yoseph Sela(12).................................      5,322     0.0              --            5,322     0.0
Mary A. Palermo.................................      5,000     0.0              --            5,000     0.0
Anton Simunovic.................................      5,000     0.0              --            5,000     0.0
Robert J. Dolan.................................      2,000     0.0              --            2,000     0.0
Yuval Cohen(13).................................          0      --              --                0      --
Erel Margalit(14)...............................          0      --              --                0      --
Daniel Germain..................................          *       *              --                *       *
Michael Killoran................................          *       *              --                *       *
Andrew B. Knight................................          *       *              --                *       *
Haim Kopans.....................................          *       *              --                *       *
Russell Luke....................................          *       *              --                *       *
John McHugh.....................................          *       *              --                *       *
Rami Schwartz...................................          *       *              --                *       *

---------------
 (1) Represents: (a) 1,944,504 ordinary shares held by Jerusalem Venture Partners L.P.; (b) 988,268 ordinary shares held by Jerusalem Pacific Ventures LP and (c) 238,114 ordinary shares held by Jerusalem Venture Partners (Israel) L.P. Jerusalem Partners LP is the general partner of Jerusalem

     Venture Partners L.P.; Jerusalem Venture Partners Corporation is the general partner of Jerusalem Partners LP; Newbury Ventures, Inc. is the general partner of the general partner of Jerusalem Pacific Ventures LP; and Jerusalem Venture Partners (Israel) Management Ltd. is the general partner of Jerusalem Venture Partners (Israel) L.P. Mr. Cohen, one of our directors, has been authorized to vote the ordinary shares owned by the entities listed above, and, as such, may be deemed to beneficially own such ordinary shares. Mr. Margalit, one of our directors, is the President of Jerusalem Venture Partners Corporation and the President and sole shareholder of Jerusalem Venture Partners (Israel) Management Ltd. and, as such, may be deemed to beneficially own such ordinary shares. Mr. Jay Morrison and Mr. Bruce Bauer control Newbury Ventures, Inc. and, as such, may be deemed to beneficially own such ordinary shares. Messrs. Cohen, Margalit, Bauer and Morrison disclaim beneficial ownership of all of the ordinary shares owned by Jerusalem Venture Partners L.P., Jerusalem Pacific Ventures LP and Jerusalem Venture Partners (Israel) L.P. except to the extent of their pecuniary interests therein, if any.

 (2) Represents: (a) 813,648 ordinary shares held by SVE Star Ventures Enterprises No. V, a German civil law partnership (with limitation of liability); (b) 247,752 ordinary shares held by SVM Star Ventures Management GmbH No. 3; (c) 638,640 ordinary shares held by SVE Star Ventures Enterprises No. III, a German civil law partnership (with limitation of liability); (d) 383,106 ordinary shares held by Star Management of Investments (1993) Limited Partnership; (e) 266,662 ordinary shares held by SVM Star Ventures Managementgesellschaft GmbH Nr. 3 & Co. Beteiligungs KG; (f) 53,360 ordinary shares held by SVE Star Ventures Enterprises No. IIIa, a German civil law partnership (with limitation of liability); and (g) 545,914 ordinary shares held by Star Growth Enterprises, a German civil law partnership (with limitation of liability). SVM Star Ventures Management GmbH No. 3, a German company, manages the investments of the entities listed above except for Star Management of Investments (1993) Limited Partnership. Dr. Meir Barel is the sole director and primary owner of SVM Star Ventures Management GmbH No. 3. STAR Venture Capital Management Ltd. manages the investments of Star Management of Investments (1993) Limited Partnership. Dr. Meir Barel is the sole director and primary owner of STAR Venture Capital Management Ltd. Dr. Meir Barel disclaims beneficial ownership of all of the ordinary shares held by the entities listed above, except to the extent of his pecuniary interest therein, if any. The address of each of the above listed entities and persons is: c/o Star Ventures Management, Possartrasse 9, Munich Germany, D-81679.

 (3) Represents: (a) 1,185,984 ordinary shares held by Gemini Israel Fund L.P.;
     (b) 969,604 ordinary shares held by Gemini Israel II Parallel Fund L.P.;
     (c) 220,438 ordinary shares held by Gemini Israel II L.P.; (d) 28,102 ordinary shares held by Advent PGGM Gemini L.P.; and (e) 4,694 ordinary shares held by Gemini Partner Investors L.P. Gemini Capital Fund Management Ltd. is the general partner of, or the general partner of the general partner of, each of the entities listed above except for Gemini Partner Investors L.P. The Board of Directors of Gemini Capital Fund Management Ltd. controls the investment decisions of such entities other than Gemini Partners Investors L.P. and consists of Mr. Sela, one of our directors, and Abraham Isaac Mlavsky, Steve Kahn and Amram Rasiel. In addition, Mr. Sela is the Managing Partner of Gemini Capital Fund Management Ltd. and a general partner of Gemini Partner Investors L.P. Mr. Sela and each of the other directors of Gemini Capital Fund Management Ltd. may be deemed to beneficially own such ordinary shares. Each of them disclaims beneficial ownership of all of the ordinary shares held by the entities listed above except to the extent of his pecuniary interests therein, if any. The address of each of the above listed entities and persons is: c/o Gemini Israel Funds, 11 Galgelei Haplada Street, Herliza, Israel, 46733.

 (4) Represents ownership by the following venture capital funds managed by Advent International Corporation: (a) 595,934 ordinary shares held by Golden Gate Development and Investment L.P.; (b) 430,174 ordinary shares held by Adtel Limited Partnership; (c) 372,484 ordinary shares held by Adventact Limited Partnership; (d) 331,490 ordinary shares held by Advent Israel Limited Partnership; (e) 40,958 ordinary shares held by Advent Israel (Bermuda) Limited Partnership; and (f) 8,416 ordinary shares held by Advent International Investors II Limited Partnership. In its capacity as manager of these funds, Advent International Corporation exercises sole voting and investment power with respect to all shares held by these funds. Advent International Corporation exercises its voting and investment power through a group of four persons: Douglas R. Brown, President and Chief Executive Officer, Andrew J. Fillat, Senior Vice President responsible for venture investments in North America, Gwendolyn Phillips, Vice President, and Janet L. Hennessy, Vice President responsible for monitoring public securities, none of whom may act independently and a majority of whom must act in concert to exercise voting or investment power of the beneficial holdings of such entity. Therefore, no individual in this group other than Advent International Corporation is deemed to have sole voting or investment authority. The address of each of the above listed entities and persons is: c/o Advent International Corporation, 2180 Sand Hill Road, Suite 420, Menlo Park, California, 94025.

 (5) Includes 286,314 ordinary shares held in trust for the benefit of various family members and 1,020,816 ordinary shares issuable upon exercise of options exercisable within 60 days of September 30, 2000. Mr. Alon disclaims beneficial ownership of the shares held in trust, except to the extent of his pecuniary interest therein. Mr. Alon's address is c/o Precise Software Solutions, 1 Hashikma Street, Savyon, Israel, 56518.

 (6) The address of GE Capital Equity Holdings, Inc. is c/o GE Equity, 120 Long Ridge Road, Stamford, Connecticut, 06927.

 (7) Represents: (a) 563,954 ordinary shares held by ABS GE Capital Giza Fund L.P.; (b) 411,946 ordinary shares held by BTIP Israel LLC; (c) 208,034 ordinary shares held by ABS Giza Alpinvest Fund L.P.; and (d) 35,016 ordinary shares held by The Giza Equity Fund L.P. Giza Private Investments
     (1997) Ltd is the general partner of each of the entities listed above for BTIP Israel LLC. Giza Private Investments (1997) Ltd advises BTIP Israel LLC on its investments. The board of directors of Giza Private Investments
     (1997) Ltd controls the investment decisions of such entities and consists of Zeev Holtzman, Giora Bitan and Zvika Shecheter. Each of the directors may be deemed to beneficially own such ordinary shares. Each of them disclaims beneficial ownership of all of the ordinary shares held by the entities listed above except to the extent of his pecuniary interests therein, if any. The address of each of the above listed entities is: c/o Giza Group, Ramat Aviv Tower, 40 Einstein Street, Tel Aviv, Israel.

 (8) The address of Mofet Israel Technology Fund Ltd. is 11 Galgelei Haplada Street, Herliza, Israel 46733.

 (9) Includes 247,993 and 237,752 ordinary shares issuable upon exercise of options exercisable within 60 days of September 30, 2000 prior to and after the offering, respectively. Mr. Ratner's address is c/o Precise Software Solutions, 1 Hashikma Street, Savyon, Israel, 56518.

(10) Represents 156,667 and 141,000 ordinary shares issuable upon exercise of options exercisable within 60 days of September 30, 2000 prior to and after the offering, respectively. Mr. Campbell's address is c/o Precise Software Solutions, 690 Canton Street, Westwood, Massachusetts, 02090.

(11) Includes 50,000 ordinary shares issuable upon exercise of options exercisable within 60 days of September 30, 2000.

(12) Does not include holdings of Gemini Israel Fund L.P., as to which shares Mr. Sela disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any.

(13) Does not include holdings of Jerusalem Venture Partners L.P., as to which shares Mr. Cohen disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any.

(14) Does not include holdings of Jerusalem Venture Partners L.P., as to which shares Mr. Margalit disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any.

 (*) Beneficial ownership is less than 1% of the number of Precise's ordinary shares outstanding prior to or after the offering, as the case may be, and has not otherwise been disclosed to the public.

            CHANGES IN PERCENTAGE HOLDINGS OF PRINCIPAL SHAREHOLDERS

     The following table shows the percentage ownership of our ordinary shares by our primary shareholders before and after significant changes in our equity capitalization. The information presented gives effect to the conversion of our series A preferred shares and series B preferred shares upon the closing of our initial public offering in July 2000. For more information on our equity financings, please see "Related Party Transactions."

                                             FEBRUARY 1998(1)     AUGUST 1999(2)       JULY 2000(3)
                                             BEFORE     AFTER    BEFORE     AFTER    BEFORE     AFTER
                                             ------     -----    ------     -----    ------     -----
Jerusalem Venture Partners.................    7.6%     23.3%     23.3%     20.0%     20.0%     15.0%
SVM Star Ventures Management GmbH No. 3....    7.6      21.7      21.7      18.6      18.6      13.9
Gemini Israel Fund L.P.....................    9.4      14.8      14.8      14.5      14.5      11.4
Advent International Group.................   14.2      14.3      14.3       9.7       9.7       8.4
GE Capital Equity Holdings, Inc............    0.0       0.0       0.0       8.0       8.0       5.8
The Giza Equity Capital Fund L.P...........    0.0       0.0       0.0       8.0       8.0       5.8

---------------
(1) The date of our most recent series A preferred share financing.

(2) The date of our series B preferred share financing.

(3) The date of our initial public offering.

                          DESCRIPTION OF SHARE CAPITAL

     We are subject to the provisions of the Israeli Companies Law-1999, which replaced the greater part of the Companies Ordinance (New Version) 1983. The new law became effective on February 1, 2000.

DESCRIPTION OF SHARES

     Set forth below is a summary of the material provisions of our share capital. This summary is not complete and should be read together with our memorandum of association and articles of association, a copy of each of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

     Our authorized share capital consists of 70,000,000 ordinary shares, NIS
0.03 par value, of which 24,520,463 ordinary shares will be issued and outstanding at the conclusion of this offering (25,172,963 ordinary shares if the underwriters' over-allotment option is exercised in full). 3,298,766 ordinary shares, 7,118,922 series A preferred shares, and 4,875,800 series B preferred shares were outstanding on January 1, 2000. All of our preferred shares converted into 11,994,722 ordinary shares upon the consummation of our initial public offering in July 2000. 4,887,500 ordinary shares were issued in our initial public offering and 312,500 ordinary shares were issued in a concurrent private placement. 1,432,890 ordinary shares were issued upon exercise of warrants and options during 2000. All such issuances were approved by the board of directors and shareholders of Precise as required by Israeli law. In addition to these share issuances, for more information on the history of our share capital, please see "Related Party Transactions."

DESCRIPTION OF ORDINARY SHARES

     All of our issued and outstanding ordinary shares are, and the ordinary shares to be sold in this offering will be, duly authorized and validly issued, fully paid and non-assessable. Our ordinary shares do not have preemptive rights. Neither our memorandum of association or articles of association, nor the laws of the State of Israel restrict the ownership or voting of ordinary shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel.

DIVIDEND AND LIQUIDATION RIGHTS

     The holders of the ordinary shares to be sold in this offering will be entitled to their proportionate share of any cash dividend, share dividend or dividend in kind declared with respect to our ordinary shares on or after the date of this prospectus.

     Subject to the rights of the holders of any shares with preferential or other special rights that may be authorized in the future, holders of our ordinary shares are entitled to receive dividends pro rata out of our profits as defined by the Companies Law. In the event of the winding up of Precise, holders of our ordinary shares have the right to share ratably in all assets remaining after payment of liabilities, in proportion to the paid-up par value of their respective holdings. The board of directors may declare dividends at such times and in such amounts as it may determine subject to certain limitations. For more information on our ability to grant dividends, see "Dividend Policy" on page 17.

VOTING, SHAREHOLDER MEETINGS AND RESOLUTIONS

     Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. That right may be affected if shares with special voting rights are authorized in the future. No shareholders currently have different voting rights than any other shareholders.

     An annual general meeting of our shareholders should be held once in every calendar year, but no later than 15 months from the date of the previous annual general meeting. The quorum required for a general meeting of shareholders consists of any number of shareholders holding at least one third of the voting shares, present in person or by proxy. The board of directors may, in its discretion, convene additional meetings as "extraordinary general meetings." In addition, the board must convene extraordinary general meetings upon the demand of (a) two directors or one quarter of the directors in office or (b) the holder or holders of 5% of our share capital plus 1% of the voting power in Precise or the holder or holders of 5% of the voting power in Precise. The chairman of the board of directors presides at each of our general meetings. The chairman of the board of directors is not entitled to a vote at a general meeting in his capacity as chairman.

     Most shareholders' resolutions, including resolutions to:

     - amend our memorandum or articles of association;

     - make changes in our capital structure such as a reduction of capital, increase of capital or share split, merger or consolidation, voluntary winding up;

     - authorize a new class of shares or change special rights of a class of shares, elect directors, declare dividends; and

     - appoint auditors or approve transactions with office holders will be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting thereon.

TRANSFER OF SHARES AND NOTICES

     Our fully paid ordinary shares are issued in registered form and may be transferred freely under Israeli law and our articles of association. Each shareholder of record is entitled to receive at least 7 days' prior notice of shareholders meetings. For purposes of determining the shareholders entitled to notice and to vote at a meeting, the board of directors may fix a record date not more than 60 days nor less than 10 days prior to the date of the meeting.

MODIFICATION OF CLASS RIGHTS

     The Companies Law provides that the rights of a particular class of shares may not be modified without the vote of a majority of the class affected.

ELECTION OF DIRECTORS

     Our ordinary shares do not have cumulative voting rights in the election of directors. Therefore, the holders of ordinary shares representing more than 50% of the voting power represented at the general meeting of the shareholders, in person or by proxy, have the power to elect all of the directors, to the exclusion of the remaining shareholders.

REGISTRATION RIGHTS

     We have granted registration rights to some of our shareholders. Holders of 14,523,304 of our ordinary shares have the right under certain circumstances to register their ordinary shares for sale if, and when, we propose to register any of our securities for sale to the public. Holders of these ordinary shares will have, following this offering, the right under certain circumstances to require us to register their ordinary shares for resale to the public. All holders with rights to have their ordinary shares registered in this offering have waived those rights. In addition, we have granted registration rights to the stockholders of Savant, contingent upon our issuance of ordinary shares to them.

ANTI-TAKEOVER PROVISIONS; MERGERS AND ACQUISITIONS UNDER ISRAELI LAW

     The Companies Law requires that a merger must be approved by the holders of a majority of the shares present and voting on the proposed merger, excluding shares held by the potential acquiror and related parties, at a shareholders meeting. Any creditor of a merger party may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be completed until at least 70 days have passed from the time that a merger proposal has been filed with the Israeli Registrar of Companies.

Other potential means of acquiring a public Israeli company, such as Precise, involve significant obstacles, such as a requirement of court approval.

     Because regulations promulgated under the new Companies Law are ambiguous, we may be exempt from provisions regarding tender offers. The Companies Law prohibits acquisitions of public companies, except through a tender offer to acquire all outstanding shares, if as a result of the acquisition (a) a person would own a controlling block of shares of a public company in which no shareholder had previously held a controlling block or (b) the acquirer's shareholdings represent more than 45% of the voting rights of a public company in which no other shareholder holds more than half the voting rights.

MEMORANDUM AND ARTICLES OF ASSOCIATION

     We were incorporated in Israel in 1990. Our registration number is 51-151 683-3. The object of the Company as set forth in our Memorandum of Association is to develop, produce and market software products and any other object the board of directors shall deem beneficial to the Company. For more information see Section 2 of the Memorandum of Association, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

TRANSFER AGENT AND REGISTRAR

     We have appointed American Stock Transfer & Trust Company as the transfer agent and registrar for our ordinary shares.

                           RELATED PARTY TRANSACTIONS

BRIDGE FINANCINGS

     In May 1997, we issued to certain of our existing shareholders an aggregate of $1,288,923 in face value of notes convertible into our series A preferred shares at a conversion price equal to the price of equity securities issued in any subsequent round of equity financing provided at least $2.5 million was raised. Each shareholder to whom a note was issued also received a warrant to purchase 0.44 series A preferred shares for each $1.00 in face amount of notes, subject to adjustment, at $0.01 per share. Notes in the aggregate face amount of $413,183 and $275,305 and warrants to purchase 121,186 and 80,726 series A preferred shares were issued to various entities affiliated with the Advent International Group and the Gemini Israel Fund L.P., respectively, in this financing. Yoseph Sela, one of our directors, is the Executive Vice President of the general partner of Gemini Israel Fund L.P.

     In November 1997, Precise issued to certain of its existing shareholders an aggregate of $617,699 in face amount of notes convertible into our series A preferred shares at a conversion price equal to the price per share of a subsequent rights issue of equity securities provided at least $2.0 million in cash was raised. Notes in the aggregate face amount of $152,544 and $101,615 were issued to members of the Advent International Group and the Gemini Israel Fund L.P., respectively, in this financing.

PREFERRED SHARE FINANCINGS

  Series A Preferred Shares

     In February 1998, we issued and sold series A preferred shares convertible into an aggregate of 5,219,989 ordinary shares to various investors for a purchase price of $1.42 per share paid in cash or conversion of notes issued by Precise and held by some of the investors. The following entities that beneficially owned 10% of our shares at the time of the financing, along with other entities with which they were affiliated, purchased shares in this financing: Advent International Group and the Gemini Israel Fund L.P.

     Prior to the issuance of the series A preferred shares in this financing, there were 2,066,133 series A preferred shares outstanding. Upon the consummation of our initial public offering, all of our outstanding series A preferred shares converted into 7,118,922 ordinary shares.

  Series B Preferred Shares

     In August 1999, we issued and sold to various investors series B preferred shares convertible into 4,875,800 ordinary shares at a purchase price of $2.05 per share to various investors. The following entities that beneficially owned 10% of our shares at the time of the financing, along with other entities with which they were affiliated, purchased shares in this financing: Jerusalem Venture Partners L.P., SVM Star Ventures Management GmbH No. 3 and the Gemini Israel Fund L.P.

     Prior to the issuance of the series B preferred shares in this financing, there were no series B preferred shares outstanding. Upon the consummation of our initial public offering, all of our outstanding series B preferred shares converted into 4,875,800 ordinary shares.

     In connection with each of the preferred share financings, our investors were granted certain rights related to their investment, such as the right to approve future amendments of our articles of association and any acquisition of Precise, as well as the right to receive our financial statements. All of these rights terminated upon the consummation of our initial public offering, other than the registration rights described below.

  REGISTRATION RIGHTS

     We have granted certain registration rights to some of our shareholders. For more information, see "Description of Share Capital -- Registration Rights."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the consummation of this offering, we will have 24,520,463 ordinary shares outstanding, assuming the issuance by us of 2,594,085 ordinary shares in this offering, and no exercise of options or warrants after September 30, 2000. Of these ordinary shares, the 4,350,000 ordinary shares sold by us and the selling shareholders in this offering and the 4,887,500 ordinary shares sold by us in our initial public offering will be freely tradable without restriction or further registration under the Securities Act; provided, however, that if those shares are purchased by "affiliates," as that term is defined in Rule 144 under the Securities Act, the sale of those ordinary shares would be subject to certain volume limitations and other restrictions that are described below.

     Our officers, directors and the selling shareholders have agreed not to sell or otherwise dispose of any of their ordinary shares for a period of 90 days after the date of this prospectus. In addition, substantially all of our other shareholders previously agreed, in connection with our initial public offering, not to sell or otherwise dispose of their ordinary shares until December 28, 2000. Merrill Lynch & Co., however, may, in its sole discretion, at any time and, without notice, release all or any portion of the shares subject to these lock-up agreements.

     Other than the ordinary shares sold by us in our initial public offering, the ordinary shares held by existing shareholders as of September 30, 2000 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act or in transactions outside of the United States and not subject to the Securities Act. Of these ordinary shares, 15,273,142 ordinary shares will be subject to lock-up agreements described above as of the date of this prospectus. Upon expiration of the initial public offering lock-up agreements or with the prior written consent of Merrill Lynch & Co., 5,052,471 ordinary shares will become eligible for sale, subject in most cases to the limitations and restrictions of Rules 144 and 701 under the Securities Act. In addition, we have filed a registration statement on Form S-8 under the Securities Act for issuances of our ordinary shares upon exercise of options. Holders of options could exercise their options and sell the shares issued upon exercise subject to the lock-up described above.

                                            ORDINARY
                                         SHARES ELIGIBLE
                 DATE                       FOR SALE                       COMMENT
                 ----                    ---------------                   -------
Date of this prospectus................        23,680      Ordinary shares saleable under Rule 144
                                                           that are not subject to the lock-up
December 28, 2000......................     4,739,971      IPO lock-up released; shares saleable
                                                           under Rules 144 and 701
90 days from the date of this
  prospectus...........................    10,533,171      Lock-up released; shares saleable under
                                                           Rules 144 and 701
After 90 days from the date of this
  prospectus...........................     6,653,236      Shares will become saleable at various
                                                           times after 90 days from the date of
                                                           this prospectus

     As of September 30, 2000, there were a total of 5,447,265 ordinary shares subject to outstanding options under our option plans. Ordinary shares purchased upon exercise of options granted pursuant to our option plans and employee share purchase plan generally are available for resale in the public market subject to the lock-up agreements described above.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned ordinary shares for at least one year, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

     - 1% of the total number of ordinary shares then outstanding, which will equal approximately shares immediately after the date of this prospectus; or

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

     - the average weekly trading volume of the ordinary shares on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

     Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about Precise. Under Rule 144(k) as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned our ordinary shares for at least two years, other than an affiliate of Precise, would be entitled to sell those shares without restriction as to volume.

RULE 701

     In general, under Rule 701, any Precise employee, director, officer, consultant or advisor who purchased ordinary shares from Precise in connection with a compensatory option plan or other written agreement before the date of this prospectus is entitled to resell these ordinary shares 90 days after the date of this prospectus in reliance on Rule 144, without having to comply with certain restrictions, including the one-year holding period, contained in Rule 144.

     The SEC has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the ordinary shares acquired upon exercise of these options (including exercises after the date of this prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates, subject only to the manner of sale provisions of Rule 144, and by affiliates, under Rule 144, without compliance with its one-year minimum holding period requirement.

REGISTRATION RIGHTS

     In addition, following this offering, the holders of 14,523,304 of our ordinary shares will, under certain circumstances, have rights to require us to register their shares for future sale. This number may increase if we issue ordinary shares in connection with our proposed acquisition of Savant. For more information on the registration rights of these holders, see "Description of Share Capital -- Registration Rights" on page 56.

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

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     Subject to the limitations described below, the following discussion describes the material U.S. federal income tax consequences to a purchaser of our ordinary shares in this offering that is a:

     - citizen or resident of the U.S.,

     - corporation created or organized in the U.S. or under the laws of the U.S. or of any state,

     - an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or

     - a trust, if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

     Such purchaser is referred to for purposes of this discussion as a "U.S. holder." Several aspects of U.S. federal income tax generally relevant to a holder other than a U.S. holder, or a "Non-U.S. holder," are also discussed below.

     This discussion is based on current provisions of the Internal Revenue Code, current and proposed Treasury regulations promulgated thereunder, and administrative rulings and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.

     This summary is not a comprehensive description of all of the tax considerations that may be relevant to each person's decision to purchase ordinary shares. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on such holder's individual circumstances. In particular, this discussion considers only U.S. holders that will own ordinary shares as capital assets and does not address the potential application of the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to U.S. holders that are subject to special treatment under U.S. federal income tax laws, including, but not limited to:

     - broker-dealers;

     - banks or insurance companies;

     - taxpayers who have elected mark-to-market accounting;

     - tax-exempt organizations;

     - financial institutions;

     - taxpayers who hold ordinary shares as part of a "straddle," "hedge" or "conversion transaction" with other investments;

     - individual retirement and other tax-deferred accounts;

     - holders owning directly, indirectly or by attribution at least 10% of our voting power; and

     - taxpayers whose functional currency is not the U.S. dollar.

     This discussion does not address any aspect of U.S. federal gift or estate tax, or of state, local or non-U.S. tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or persons who hold ordinary shares through a partnership or other pass-through entity.

     Each prospective investor is advised to consult such person's own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our ordinary shares.

TAXATION OF DIVIDENDS PAID ON ORDINARY SHARES

     We have never paid dividends, and we currently do not intend to pay dividends in the foreseeable future. In the event that we do pay a dividend, and subject to the discussion of the PFIC rules below, a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received (or treated as received) to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. holder's basis in the ordinary shares and, to the extent in excess of such basis, will be treated as capital gain. Dividends paid on our ordinary shares generally will not be eligible for the "dividends received deduction."

     Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. holder will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate on the date the distribution is received (or treated as received). A U.S. holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

     U.S. holders may have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such individuals may still claim a credit against their U.S. federal income tax liability if the requirements for claiming a credit are met. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. In general, the total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income. Dividends received by a U.S. holder with respect to stock of a foreign corporation, such as our ordinary shares, are generally treated as foreign source income for this purpose, but are subject to being reclassified as U.S. source income in specific circumstances. Because distributions in excess of our current and accumulated earnings and profits generally will not give rise to foreign source income, you may be unable to claim a foreign tax credit in respect of Israeli withholding tax imposed on the excess amount unless, subject to applicable limitations, you have other foreign source income. Special rules apply, however, to an electing individual U.S. holder whose creditable foreign taxes during a tax year do not exceed $300 ($600 for joint filers) if such individual's gross income for the tax year from non-U.S. sources consists solely of certain items of "passive income" reported on a "payee statement" furnished to the U.S. holder. In addition, a U.S. holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. In addition, the determination of the available foreign tax credits depends on the "basket" in which a U.S. holder's foreign income is categorized, and distributions of our current or accumulated earnings and profits generally will be in the passive income "basket" for this purpose.

TAXATION OF THE DISPOSITION OF ORDINARY SHARES

     Subject to the discussion of the PFIC rules below, upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between such U.S. holder's basis in the ordinary shares, which is usually the cost of such shares (subject to certain adjustments), and the amount realized on the disposition. If, as anticipated, the ordinary shares are publicly traded, a disposition of shares will be considered to occur on the "trade date," regardless of the holder's method of accounting. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain and is eligible for a maximum 20% rate of taxation for individuals. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

TAX CONSEQUENCES IF WE ARE A PASSIVE FOREIGN INVESTMENT COMPANY

     We will be a PFIC if 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, falls within specific categories of passive income. Alternatively, we will be considered to be a PFIC if 50% or more of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, such passive income. Passive income includes amounts derived by reason of the temporary investment of funds raised in this offering. If we were a PFIC, and a U.S. holder did not make a qualifying election either to treat us as a "qualified electing fund" or to mark our shares to market:

     - Excess distributions by us to a U.S. holder would be taxed in a special way. "Excess distributions" are amounts received by a U.S. holder with respect to our stock in any taxable year that exceed 125% of the average distributions received by such U.S. holder from us in the shorter of either the three previous years or such U.S. holder's holding period for ordinary shares before the current taxable year. Excess distributions must be allocated ratably to each day that a U.S. holder has held our stock. A U.S. holder must include amounts allocated to the current taxable year and to pre-PFIC years in its gross income as ordinary income for the current taxable year. A U.S. holder must pay tax on amounts allocated to each prior taxable year for which we were a PFIC at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

     - The entire amount of gain that is recognized by a U.S. holder upon the sale or other disposition of ordinary shares will also be considered an excess distribution and will be subject to tax as described above.

     - The tax basis in shares of our stock that were acquired from a decedent who was a U.S. holder would not receive a "step-up" to fair market value as of the date of the decedent's death but would instead be equal to the decedent's basis, if lower.

     The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes an election to treat us as a qualified electing fund, or QEF election, in such U.S. holder's first taxable year in which we became a PFIC with respect to such U.S. holder and if we comply with specified reporting requirements. If we were determined to be a PFIC with respect to a year in which we had not thought we would be so treated, we would not have provided the information needed to enable U.S. holders to receive qualified electing fund treatment. A shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, or IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return. Whether or not a QEF election is made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year.

     A U.S. holder of PFIC stock which is publicly traded could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. holder's adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. A

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

market-to-market election, however, will not provide for an increase in the tax basis of our ordinary shares to fair market value on the date of a U.S. holder's death.

     If we are or become a PFIC, you will be subject to special rules which may limit your ability to exchange our ordinary shares for shares of an acquiring corporation on a tax-deferred basis under the reorganization rules of the Internal Revenue Code, and many other non-recognition provisions of the Internal Revenue Code may not apply to transfers of our ordinary shares.

     Based upon our current business plan, we believe that we will not be a PFIC for 2000. Nevertheless, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets relevant to this determination. Accordingly, there can be no assurance that we will not be a PFIC in 2000 or a subsequent year. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the availability of, and consequences to them of, making a mark-to-market or QEF election with respect to our ordinary shares in the event that we are treated as a PFIC.

TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF ORDINARY SHARES

     Except as described in "-- United States Federal Income Tax Considerations -- Information Reporting and Back-up Withholding" below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

     - such item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the U.S. and, in the case of a resident of a country which has an income tax treaty with the U.S., such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the U.S.;

     - The non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the U.S. for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

     - the non-U.S. holder is subject to tax pursuant to the provisions of U.S. tax law applicable to U.S. expatriates.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     U.S. holders generally are subject to information reporting requirements with respect to dividends paid in the U.S. on ordinary shares. Under existing regulations, such dividends are not subject to backup withholding. U.S. holders are generally subject to information reporting and backup withholding at a rate of 31% on proceeds paid from the disposition of ordinary shares unless the U.S. holder provides an IRS Form W-9 or otherwise establishes an exemption.

     Non-U.S. holders generally are not subject to information reporting or backup withholding with respect to dividends paid on, or upon the disposition of, ordinary shares, provided that such non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

     Treasury regulations effective January 1, 2001 may alter the rules regarding information reporting and back-up withholding. In particular, those regulations would impose backup withholding on dividends paid in the U.S. on ordinary shares unless the U.S. holder provides an IRS Form W-9 or otherwise establishes an exemption. Prospective investors should consult their tax advisors concerning the effect, if any, of these Treasury regulations on an investment in ordinary shares.

     The amount of any backup withholding will be allowed as a credit against a U.S. or non-U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that certain information is furnished to the IRS.

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

                    ISRAELI TAXATION AND INVESTMENT PROGRAMS

     The following is a summary of the principal tax laws applicable to companies in Israel, with special reference to its effect on us, and certain Israeli Government programs benefiting us. This section also contains a discussion of certain Israeli tax consequences to persons acquiring ordinary shares in the offering. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his personal investment circumstances or to certain types of investors subject to special treatment under Israeli law (for example, traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting share capital). To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in this discussion will be accepted by the tax authorities. On May 4, 2000, a committee chaired by the Director General of the Israeli Ministry of Finance, Avi Ben-Bassat, issued a report recommending a significant reform in the Israeli system of taxation. The proposed reform would significantly alter the taxation of individuals, and would also affect corporate taxation. In particular, the proposed reform would reduce, but not eliminate, the tax benefits available to approved enterprises such as ours. The Israeli cabinet has approved the recommendations in principle, but implementation of the reform requires legislation by Israel's Knesset. We cannot be certain whether the proposed reform will be adopted, when it will be adopted or what form any reform will ultimately take. The discussion should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations.

     POTENTIAL INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

GENERAL CORPORATE TAX STRUCTURE

     The general corporate tax rate in Israel is currently 36%. However, the effective tax rate payable by a company which derives income from an "Approved Enterprise" may be considerably less. For more information on the taxation of an Approved Enterprise, see "-- Law for the Encouragement of Capital Investments, 1959."

LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

     Under the Law for the Encouragement of Industry (Taxes), 1969, which is referred to below as the Industry Encouragement Law, a company qualifies as an "Industrial Company" if it is resident in Israel and at least 90% of its income in a given tax year, determined in NIS (exclusive of income from certain loans, marketable securities, capital gains, interest and dividends) is derived from Industrial Enterprises owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial manufacturing. We currently qualify as an Industrial Company.

     Pursuant to the Industry Encouragement Law, an Industrial Company is entitled to deduct the purchase price of know how, patents or rights over a period of eight years beginning with the year in which such rights were first used.

     In addition, the tax laws and regulations dealing with the adjustment of taxable income for inflation in Israel provide that Industrial Enterprises, such as those of Precise, are eligible for special rates of depreciation deductions. These rates vary in the case of plant and machinery according to the number of shifts in which the equipment is operated and range from 20% to 40% on a straight-line basis, or from 30% to 50% on a declining balance basis for equipment first put into operation on or after June 1, 1989, (instead of the regular rates, which are applied on a straight-line basis).

     Qualification as an Industrial Company under the Industrial Encouragement Law is not conditioned upon the receipt of prior approval from any Israeli Government authority. No assurance can be given that Precise will continue to qualify as an Industrial Company or will in the future be able to avail itself of any benefits available to companies so qualifying.

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

LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

     The Law for Encouragement of Capital Investments, 1959, which is referred to below as the Capital Investments Law, provides that capital investments in a production facility (or other eligible assets) may, upon application to the Israeli Investment Center of the Ministry of Industry and Commerce, be designated as an "Approved Enterprise." Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. An Approved Enterprise is entitled to certain benefits, including Israeli Government cash grants, state-guaranteed loans and tax benefits.

TAX BENEFITS

     Taxable income derived from an Approved Enterprise is subject to a reduced corporate tax rate of 25%. That income is eligible for further reductions in tax rates depending on the percentage of the foreign investment in our share capital (conferring rights to profits, voting and appointment of directors) and the percentage of its combined share and loan capital owned by non-Israeli residents. The corporate tax rate is 20% if the foreign investment is 49% or more but less than 74%, 15% if the foreign investment is 74% or more but less than 90% and 10% if the foreign investment is 90% or more. The lowest level of foreign investment during the year will be used to determine the relevant tax rate for that year. These tax benefits are granted for a limited period not exceeding seven years from the first year in which the Approved Enterprise has taxable income. In case of a company whose foreign investment level exceeds 25% such tax benefits granted shall not exceed a period of 10 years. The period of benefits may in no event, however, exceed the lesser of 12 years from the year in which the production commenced or 14 years from the year of receipt of Approved Enterprise status.

     An Approved Enterprise approved after April 1, 1986 may elect to forego any entitlement to the grants otherwise available under the Capital Investments Law and, in lieu of the foregoing, may elect to receive an expanded package of tax benefits ("Alternative Benefits program(s)") under which the undistributed income from the Approved Enterprise is fully exempt from corporate tax for a defined period of time. The period of tax exemption ranges between two and ten years, depending upon the location within Israel of the Approved Enterprise and the type of the Approved Enterprise. On expiration of the exemption period, the Approved Enterprise would be eligible for the otherwise applicable beneficial tax rates under the Capital Investments Law (10% to 25%) for the remainder, if any, of the otherwise applicable benefits period. There can be no assurance that the current benefit programs will continue to be available or that Precise will continue to qualify for benefits under the current programs.

     If (i) only a part of a company's taxable income is derived from an Approved Enterprise and/or (ii) a company owns more than one Approved Enterprise, then the resulting effective corporate tax rate of the company represents the weighted combination of the various applicable rates. A company owning a "mixed Enterprise" may not distribute a dividend which is attributable only to the Approved Enterprise.

     Precise currently has three Approved Enterprise programs under the Capital Investments Law, which entitle it to certain tax benefits. Precise has elected to enjoy the Alternative Benefit Programs in respect of each one of its Approved Enterprise programs. The tax benefit period for these programs has not yet commenced. The first and third Approved Enterprise programs, grant the company a 2 years' tax exemption and an additional period, ranging from 5 to 8 years, of reduced corporate tax liability in rates ranging between 10% -- 25%. The second Approved Enterprise program, grants the company 4 years' of tax exemption and an additional period, ranging from 3 to 6 years, of reduced corporate tax liability in rates ranging between 10% -- 25%. Income derived from our Alternative Benefit Programs is exempt from tax as stated above, commencing on the first year in which Precise generates taxable income from the Approved Enterprise. See note 9 of the notes to our Consolidated Financial Statements.

     A company that has elected to participate in the Alternative Benefits Program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of gross-up equivalent of the amount distributed applying at the corporate tax rate that would have been applicable had the company not elected the Alternative Benefits Program (10% to 25%). The dividend recipient is taxed at the reduced rate of 15%, applicable to dividends from Approved Enterprises if the dividend is distributed within 12 years after the benefits period. The withholding tax rate will be 25% after such period. In the case of a company with over 25% foreign investment level (as defined by law), the 12-year limitation on reduced withholding tax on dividends does not apply. This tax should be withheld by the company at source, regardless of whether the dividend is converted into foreign currency. For more information on Israeli tax withholding, see "-- Withholding and Capital Gains Taxes Applicable to Non-Israeli Shareholders."

     The tax benefits available to an Approved Enterprise relate only to taxable income attributable to that specific enterprise and are contingent upon the fulfillment of the conditions stipulated by the Capital Investment Law, the regulations published thereunder and under the Letter of Authorization. The Company believes that its Approved Enterprises have substantially complied with all such conditions; however, there can be no assurance that each of the Company's Approved Enterprises will continue to comply with all such conditions. In the event of a failure by the Company to comply with such conditions, the tax and other benefits could be canceled, in whole or in part, and the Company might be required to refund the amount of the canceled benefits, with the addition of CPI linkage differences and interest.

     From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Capital Investments Law. The termination or substantial reduction of any of the benefits available under the Capital Investments Law could materially impact the cost of future investments by Precise.

     Each application to the Investment Center is reviewed separately, and a decision as to whether or not to approve such application is based, among other things, on the then prevailing criteria set forth in the Capital Investments Law, on the specific objectives of the applicant company set forth in such application and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such application will be approved.

OTHER BENEFITS

     An Approved Enterprise is also entitled to use accelerated depreciation on property and equipment, generally ranging from 200% (with respect to equipment) to 400% (with respect to buildings) of the ordinary depreciation rates during the first five tax years of the operation of these assets, subject to a ceiling of 20% per year with respect to depreciation on buildings. This benefit is an incentive granted by the Israeli Government regardless of whether the Alternative Benefits Program is elected.

TAXATION UNDER INFLATIONARY CONDITIONS

     The Income Tax (Inflationary Adjustment) Law, 1985, which is referred to below as the Inflationary Adjustment Laws, attempts to overcome some of the problems presented to a traditional tax system by an economy experiencing rapid inflation, which was the case in Israel at the time the law was enacted. Generally, the Inflationary Adjustments Law provides adjustments to taxable income and to depreciation methods and tax loss carry forwards to compensate for change of value resulting from an inflationary economy. Our taxable income is subject to the provisions of this law.

     The Israeli Income Tax Ordinance and the Inflationary Adjustments Law allow "Foreign-Invested Companies," which maintain their accounts in dollars in compliance with regulations published by the Israeli Minister of Finance, to base their tax returns on their operating results as reflected in the dollar financial statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli CPI (in lieu of the principles set forth by the Inflationary Adjustments Law). For these purposes, a "Foreign-Invested Company" is a company, more than 25% of whose share capital (in terms of rights to profits, voting and appointment of directors) and of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the dollar exchange rate cannot change that election for a period of three years following the election. Precise believes that it qualifies as a Foreign Investment Company within the meaning of the Inflationary Adjustment Law. Precise has not yet elected to measure its results for tax purposes based on the dollar exchange rate, but may do so in the future.

LAW FOR THE ENCOURAGEMENT OF INDUSTRIAL RESEARCH AND DEVELOPMENT, 1984

     Under the Law for the Encouragement of Industrial Research and Development, 1984 (the "Research Law") and the instructions of the Director General of the Ministry of Industry and Trade No. 4.4 of January 2, 1994, research and development programs and the plans for the intermediate stage between research and development, and manufacturing and sales approved by a governmental committee of the Office of Chief Scientist are eligible for grants of up to 50% of the research and development project's expenditures if they meet certain criteria. These grants are issued in return for the payment of royalties at the rate of 3% -- 5% of the sale of products developed with funds provided by the Office of Chief Scientist. Total royalties will not exceed 100% (or, in some cases, 150%) of the grants received.

     The technology developed pursuant to the terms of these grants may not be transferred to third parties without the prior approval of a governmental committee under the Research Law. Such approval is not required for the export of any product resulting from such research or development. Approval of the transfer of technology may be granted only if the recipient abided by all the provisions of the Research Law and regulation promulgated thereunder, including the restriction on the transfer of know-how and the obligation to pay royalties in an increased amount, of up to 300% of the grants received.

     Precise participated in programs sponsored by the Office of Chief Scientist for the support of research and development activities through 1996. Through September 30, 2000, Precise had recorded grants from the Office of Chief Scientist aggregating $1.2 million for certain of the company's research and development projects. Precise is obligated to pay royalties to the Office of Chief Scientist at the rate of 3% of the sales of the products and other related revenues developed from such projects, up to an amount equal to 100% -- 150% of the grants received. Through September 30, 2000, Precise has accrued or paid royalties to the Office of Chief Scientist in the aggregate amount of $1.0 million. As of September 30, 2000, the aggregate Office of Chief Scientist contingent liability was approximately $0.3 million.

TAX BENEFITS OF RESEARCH AND DEVELOPMENT

     Israeli tax law has allowed, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if (i) the expenditures are approved or funded by the government ministry relevant to the field of research and (ii) the research and development is for the promotion of the enterprise and is carried out by, or on behalf of, the company seeking such deduction. Expenditures not meeting such criteria are deductible over a three-year period.

     To date, certain of our research and development programs have been approved by the Office of Chief Scientist at the Ministry of Industry and Trade, and Precise has been able to deduct, for tax purposes, a portion of its research and development expenses net of the grants received.

WITHHOLDING AND CAPITAL GAINS TAXES APPLICABLE TO NON-ISRAELI SHAREHOLDERS

     Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. Precise is generally required to withhold income tax at the rate of 25% (15% for dividends generated by an Approved Enterprise) on all distributions of dividends.

     Israeli law imposes a capital gains tax on the sale of securities and other capital assets. The basic rate applicable to corporations is 36% and the maximum rate applicable to individuals is 50%. Under current law, however, sales of the ordinary shares of Precise offered by this prospectus are exempt from Israeli capital gains tax for so long as (a) the shares are quoted on Nasdaq or listed on another designated stock exchange and (b) Precise qualifies as an Industrial Company or Industrial Holding Company. For more information on these tax benefits, see "-- Law for Encouragement of Industry (Taxes), 1969."

     A nonresident of Israel who receives interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other sources of income in Israel.

     The Convention between the Government of the United States of America and the Government of the State of Israel With Respect to Taxes on Income, which shall be referred to as the Treaty, is generally effective as of January 1, 1995. Under the Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident (as defined below) is 25%. However, dividends generally paid to a U.S. corporation by an Israeli company that does not enjoy the benefits of an Approved Enterprise will be subject to a 12.5% dividend withholding tax if (a) the recipient corporation owns at least 10% of the outstanding voting shares of the Israeli company during the portion of the current and previous taxable years of the Israeli company preceding the date of the dividend and (b) not more than 25% of the gross income of the Israeli company during such prior taxable year consists of interest or dividends. If the Israeli company is entitled to the Israeli tax benefits applicable to an Approved Enterprise and the requirements of clauses (a) and (b) of the preceding sentence are met, the withholding tax rate on dividends is 15%. The tax is the only tax on non-residents who do not conduct business in Israel.

     Under the Treaty, persons who qualify as "residents of the United States" as defined in the Treaty (and which are referred to as Treaty U.S. Residents) and who own, directly or indirectly, less than 10% of Precise's outstanding voting shares throughout the twelve month period preceding the sale, exchange or disposition of their ordinary shares are exempt from Israeli capital gains tax in connection with such sale, exchange or disposition. Treaty U.S. Residents who own 10% or more of Precise's outstanding voting shares are subject to Israeli tax on any gain realized on the sale, exchange or disposition of those shares but would generally be permitted under the Treaty to claim a credit for such taxes against the U.S. income tax imposed on any gain from such sale, exchange or disposition, subject to the limitations applicable to foreign tax credits.

     Israel presently has no estate or gift tax.

FUND FOR THE ENCOURAGEMENT OF MARKETING ACTIVITIES

     Pursuant to Managing Director's Instruction No. 5.9, as amended from time to time, exporters whose marketing programs have been approved by the Fund for the Encouragement of Marketing Activities (the "Marketing Fund") are eligible to receive grants up to a ceiling determined according to the category in which the exporter is classified ("small exporter", "medium exporter", etc.). Exporters (other than "small exporters") receiving such grants are obligated to repay such funds to the marketing Fund, up to a cumulative, dollar-linked sum equivalent to the amount of the grant and bearing interest at LIBOR. Repayment is effected by means of royalties (at rates determined from time to time in Managing Director's Instructions) levied on the amount, if any, by which (x) revenues generated by exports in years subsequent to the year in which the approved marketing plan was submitted exceed (y) such revenues for the year in which the plan was submitted.

                              CONDITIONS IN ISRAEL

     We are incorporated under the laws of the State of Israel, and substantially all of our research and development and significant executive facilities are located in Israel. Accordingly, Precise is directly affected by political, economic and military conditions in Israel. Our operations would be substantially impaired if major hostilities involving Israel occur or if trade between Israel and its present trading partners is curtailed.

POLITICAL CONDITIONS

     Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. In 1979, however, a peace treaty between Israel and Egypt was signed under which full diplomatic relations were established; nevertheless, economic relations have been very limited.

     Since 1993, a joint Israeli-Palestinian Declaration of Principles and several agreements were signed by Israel and the Palestine Liberation Organization, outlining interim Palestinian self-government arrangements. Since then, Israel has transferred the civil administration of the Gaza Strip, the major towns and villages of the West Bank and certain other territories in the West Bank to the Palestinian Self-Rule Authority, the Israeli army has withdrawn from these areas and certain powers and governmental responsibilities have been transferred to the Palestinian Authority.

     In addition, Israel and several other Arab states have announced their intention to establish trade and other relations and are discussing certain projects. There can be no assurance as to how the "peace process" will develop or what effects it may have upon us.

     In October 1994, Israel and Jordan signed a peace treaty, which provides, among other things, for the commencement of full diplomatic relations between the two countries, including the exchange of ambassadors and consuls. In addition, this treaty expresses the mutual desire of the parties for economic cooperation and calls for both parties to lift economic barriers and discrimination against the other and to act jointly towards the removal of any economic boycotts by third parties.

     To date, there are no peace treaties between Israel and Syria or Lebanon and material progress has not been achieved in peace talks between Israel and Syria or between Israel and Lebanon.

     Despite the progress towards peace between Israel, its Arab neighbors and the Palestinians, certain countries, companies and organizations continue to participate in a boycott of Israeli firms. Precise does not believe that the boycott has had a material adverse effect on its business, but restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on the expansion of our business.

ARMY SERVICE

     Generally, all male adult citizens and permanent residents of Israel under the age of 51, unless exempt, are obligated to perform up to 30 days of military reserve duty annually. Additionally, all such residents may be called to active duty at any time under emergency circumstances. Currently, a majority of our officers and employees located in Israel are obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, no assessment can be made as to the full impact of such requirements on our workforce or business if conditions should change, and no prediction can be made as to the effect on us of any expansion or reduction of such obligations.

ECONOMIC CONDITIONS

     Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980's, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has, for these and other reasons, intervened in various sectors of the economy, employing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates. The Israeli government elected in 1996 expressed its intention to reduce government involvement in the economy by various means, including relaxation of foreign currency controls and certain budgetary restraints, and privatization of certain government-owned companies. In 1998, the Israeli currency control regulations were liberalized significantly, as a result of which Israeli residents generally may freely deal in foreign currency and non-residents of Israel generally may freely purchase and sell Israeli currency and assets. The Israeli government has periodically changed its policies in all these areas. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

TRADE AGREEMENTS

     Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is also a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

     Israel and the U.S. entered into a Free Trade Agreement (FTA) in 1985. Under the FTA, most products receive immediate duty-free status. The FTA eliminated all tariff and certain non-tariff barriers on most trade between the two countries in 1995. Israel became associated with the European Economic Community (now known as the European Union) in a 1975 Free Trade Agreement which confers certain advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from those countries over a number of years. In November 1995 Israel entered into a new agreement with the European Union, which includes redefinement of rules of origin and other improvements, like providing for Israel to become a member of the Research and Technology programs of the European Union. In September 1992, Israel signed a free trade agreement with the European Free Trade Association ("EFTA"), whose members include Switzerland, Norway, Iceland and Liechtenstein. The agreement became effective on January 1, 1993, and entitles the exporting countries of the EFTA trading with Israel to conditions similar to those that Israel enjoys trading with the U.S.

     In recent years, Israel has established commercial and trade relations with a number of the other nations, including Russia, China, India and other nations in Asia and Eastern Europe, with which Israel had not previously had such relations.

LABOR RELATIONS

     Although Precise is not party to any collective bargaining agreements, it is subject to certain labor related statutes and to certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists' Association of Israel) which are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. For more information on our employees, see "Business -- Employees" beginning on page 43.

     Israeli law generally requires the payment of severance pay by employers upon the retirement or death of an employee or termination of employment. We currently fund our ongoing severance obligations by making monthly payments to approved severance funds or insurance policies. In addition, according to the National Insurance Law, Israeli employees and employers are required to pay specified sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, these amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%. The majority of our permanent employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits.

                      ENFORCEABILITY OF CIVIL LIABILITIES

     Service of process upon some of our directors and officers, and upon the Israeli experts named herein, all of whom reside in Israel, may be difficult to effect within a non-Israeli jurisdiction. Furthermore, since a significant portion of our assets are located in Israel, any judgment obtained in any other jurisdiction against us may not be enforceable within such jurisdiction.

     Although no assurance can be given as to the enforceability of civil liabilities under the securities laws of other jurisdictions in original actions instituted in Israel, subject to certain time limitations, Israeli courts may enforce foreign final executory judgments for liquidated amounts in civil matters, obtained after completion of trial before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which enforces similar Israeli judgments, provided that:

     - due service of process has been effected and the defendant has a reasonable opportunity to be heard;

     - such judgments or the enforcement thereof are not contrary to the law, public policy, security or sovereignty of Israel;

     - such judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties; and

     - an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

     Foreign judgments enforced by Israeli courts generally will be payable in Israeli currency. The usual practice in an action to recover an amount in a non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date thereof. Under existing Israeli law, a foreign judgment payable in foreign currency may be paid in Israeli currency at the rate of exchange on the date of payment, but the judgment debtor also may make payment in foreign currency if the Israeli exchange control regulations then in effect permit such foreign currency payment (Israel does not currently impose restrictions on payments in foreign currency). Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer precise index plus interest at the annual rate (set by Israeli law) prevailing at such time. Judgment creditors must bear the risk that they will be unable to convert their award into foreign currency that can be transferred out of Israel and the risk of unfavorable exchange rates.

                                  UNDERWRITING

GENERAL

     Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIBC World Markets Corp., Dain Rauscher Incorporated, Wit SoundView Corporation, and FAC/Equities, a division of First Albany Corporation, are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement, we and the selling shareholders have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase the number of our ordinary shares set forth opposite its name below.

                                                              NUMBER OF
                                                               SHARES
                        UNDERWRITERS                          ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
CIBC World Markets Corp. ...................................
Dain Rauscher Incorporated..................................
Wit SoundView Corporation...................................
First Albany Corporation....................................
                                                              ---------
             Total..........................................  4,350,000
                                                              =========

     Subject to the terms and conditions set forth in the purchase agreement, each of the underwriters is committed to purchase all of the ordinary shares being sold pursuant to the purchase agreement if any of the ordinary shares are purchased. Under certain circumstances, under the terms of the purchase agreement, the commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated. We and the selling shareholders have agreed to indemnify the underwriters against some liabilities, including some liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The ordinary shares are being offered by the several underwriters, subject to prior sale, when, as and if issued or sold to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The representatives have advised us and the selling shareholders that the underwriters propose initially to offer our ordinary shares to the public at the public offering price set forth on the cover page of this prospectus and to
dealers at such price less a concession not in excess of $     per ordinary
share. The underwriters may allow, and such dealers may reallow, a discount not
in excess of $     per ordinary share on sales to other dealers. After the
initial offering, the public offering price, concession and discount may be changed.

     The following table shows the per share and total public offering price, the underwriting discount to be paid by us and the selling shareholders to the underwriters and the proceeds before expenses to us and the selling shareholders. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                     PER SHARE   WITHOUT OPTION   WITH OPTION
                                                     ---------   --------------   -----------
Public offering price..............................      $             $               $
Underwriting discount..............................      $             $               $
Proceeds, before expenses, to Precise..............      $             $               $
Proceeds to the selling shareholders...............      $             $               $

EXPENSES

     The following table sets forth all expenses, other than the underwriting discount, payable by us in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC registration fee........................................  $   33,387
NASD filing fee.............................................      13,147
Blue Sky qualification fees and expenses....................       6,000
Israel stamp duty...........................................     700,000
Printing and engraving expenses.............................     150,000
Accountant's fees and expenses..............................     200,000
Legal fees and expenses.....................................     250,000
Miscellaneous...............................................     147,466
                                                              ----------
          Total.............................................  $1,500,000
                                                              ==========

OVER-ALLOTMENT OPTION

     We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of an additional 652,500 of our ordinary shares at the public offering price set forth on the cover of this prospectus, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made in the sale of our ordinary shares in this offering. To the extent that the underwriters exercise this option, each underwriter will be obligated, subject to customary conditions, to purchase a number of additional ordinary shares proportionate to each underwriter's initial amount reflected in the table above.

NO SALE OF SIMILAR SECURITIES

     We, our executive officers and directors and the selling shareholders have agreed, for a period of 90 days after the date of this prospectus, not to directly or indirectly:

     - offer to sell, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any of our ordinary shares or any securities convertible into or exchangeable or exercisable for our ordinary shares, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition (except those ordinary shares acquired on the open market), or file, or require us to file, any registration statement under the Securities Act relating to any of our ordinary shares; or

     - enter into any swap or any other agreement or any other transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our ordinary shares, whether any such swap or transaction is to be settled by delivery of our ordinary shares or other securities, in cash or otherwise;

without the prior written consent of Merrill Lynch, other than transfers as bona fide gifts or by will or the laws of intestacy, in each case so long as any transferee agrees in writing with Merrill Lynch to be bound by the restrictions above. For more information on the resale of our shares, see "Shares Eligible for Future Sale" beginning on page 59.

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of our ordinary shares is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase our ordinary shares. As an exception to these rules, the underwriters are permitted to engage in transactions that stabilize the price of our ordinary shares. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our ordinary shares.

     If the underwriters create a short position in our ordinary shares in connection with the offering, that is, if they sell more of our ordinary shares than are set forth on the cover of this prospectus, the underwriters may reduce that short position by purchasing our ordinary shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

PENALTY BIDS

     The underwriters may also impose a penalty bid on other underwriters and selling group members. This means that if the underwriters purchase our ordinary shares in the open market to reduce their short position or to stabilize the price of our ordinary shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

     The imposition of a penalty bid might also have an effect on the price of our ordinary shares to the extent that it discourages resales of our ordinary shares.

OTHER

     Neither we nor any of the underwriters or selling shareholders makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor any of the underwriters or selling shareholders makes any representation that the representatives will engage in such transactions or that such transactions, if commenced, will not be discontinued without notice.

     A prospectus in electronic format is being made available on an Internet web site maintained by Wit SoundView Corporation's strategic partner, E*Trade Securities, Inc. acting as a selected dealer. Other than the prospectus in electronic format, the information on E*Trade's Web site and any information contained on any other Web site maintained by E*Trade is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

                                 LEGAL MATTERS

     The validity of the ordinary shares offered hereby and certain other legal matters in connection with this offering with respect to Israeli law will be passed upon for Precise by Volovelsky, Dinstein, Sneh & Co., Herzliya Pituach, Israel. Certain other legal matters in connection with this offering with respect to U.S. law will be passed upon for Precise by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by Morrison & Foerster LLP, New York, New York, with respect to U.S. law, and by Kleinhendler & Halevy, Tel Aviv, Israel, with respect to Israeli law.

                                    EXPERTS

     Kost, Forer & Gabbay, a member of Ernst & Young International, independent auditors, have been Precise's auditors for each of the last three fiscal years and have audited our consolidated financial statements at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, as set forth in their report. We have included our financial statements elsewhere in this prospectus and in the registration statement in reliance on Kost, Forer & Gabbay's report, given on the authority of such firm as experts in accounting and auditing.

     Ernst & Young LLP, independent auditors, have audited the financial statements of Savant Corporation at June 30, 1999 and 2000 and for the years then ended, as set forth in their report. We have included the financial statements of Savant Corporation elsewhere in this prospectus and in the registration statement in reliance on Ernst & Young LLP's report, given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form F-1 under the Securities Act with respect to this offering of ordinary shares. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information about us and the ordinary shares offered, you should refer to the registration statement and to its exhibits. Statements contained in this prospectus about the contents of any contract, agreement or other document referred to are not necessarily complete and are qualified in their entirety by reference to each referenced contract, agreement or other document that is filed as an exhibit to the registration statement. The registration statement, including the exhibits and schedules, and the reports and other information filed by us with the Commission in accordance with the Exchange Act can be inspected without charge at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

     Upon completion of this offering, we expect to be subject to the informational requirements of the Exchange Act and, will file periodic reports and other information with the Commission. Although we currently are considered a "foreign private issuer" and qualify to register the shares offered hereby on Form F-1, following the consummation of this offering, we will no longer be considered a "foreign private issuer" and we will not be exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders will not be exempt from the reporting and 'short swing' profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of ordinary shares. Precise will be required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
              PRECISE SOFTWARE SOLUTIONS LTD.
Report of Independent Auditors..............................     F-2
Consolidated Balance Sheets.................................     F-3
Consolidated Statements of Operations.......................     F-5
Statements of Changes in Shareholders' Equity
  (Deficiency)..............................................     F-6
Consolidated Statements of Cash Flows.......................     F-7
Notes to Consolidated Financial Statements..................     F-9
                     SAVANT CORPORATION
Report of Independent Auditors..............................    F-24
Balance Sheets..............................................    F-25
Statements of Operations....................................    F-26
Statements of Shareholders' Deficit.........................    F-27
Statements of Cash Flows....................................    F-28
Notes to Financial Statements...............................    F-29
     PRECISE SOFTWARE SOLUTIONS AND SAVANT CORPORATION
Introduction to Unaudited Pro Forma Condensed Combined
  Financial Statements......................................    F-37
Unaudited Pro Forma Condensed Combined Balance Sheets as of
  September 30, 2000........................................    F-38
Unaudited Pro Forma Condensed Combined Statement of
  Operations for the Nine Months Ended September 30, 2000...    F-39
Unaudited Pro Forma Condensed Combined Statement of
  Operations for the Year Ended December 31, 1999...........    F-40
Notes to Pro Forma Condensed Combined Financial
  Statements................................................    F-41

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Precise Software Solutions Ltd.

     We have audited the accompanying consolidated balance sheets of Precise Software Solutions Ltd. and its subsidiary (collectively, "the Company") as of December 31, 1998 and 1999 and the related consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1998 and 1999, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States.

                                            /s/ KOST, FORER & GABBAY
                                            A Member of Ernst & Young
                                            International

Tel-Aviv, Israel
March 7, 2000

                PRECISE SOFTWARE SOLUTIONS LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           U.S. DOLLARS IN THOUSANDS

                                                                DECEMBER 31,
                                                              ----------------   SEPTEMBER 30,
                                                               1998     1999         2000
                                                              ------   -------   -------------
                                                                                  (UNAUDITED)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents...................................  $  844   $ 6,693      $25,447
Short-term deposits.........................................      --       888           --
Marketable securities.......................................      --        --       29,149
Trade receivables, net of allowance for doubtful accounts
  (1998--$30, 1999--$55, 2000--$0)..........................   2,191     3,767        3,507
Other accounts receivable and prepaid expenses..............     278       358        3,253
                                                              ------   -------      -------
          Total current assets..............................   3,313    11,706       61,356
                                                              ------   -------      -------
LONG-TERM INVESTMENT........................................      --        --       25,981
                                                              ------   -------      -------
SEVERANCE PAY FUND..........................................     187       308          445
                                                              ------   -------      -------
PROPERTY AND EQUIPMENT, NET.................................     833       972        1,994
                                                              ------   -------      -------
OTHER ASSETS, NET OF ACCUMULATED AMORTIZATION (2000--$55)...      --        --          778
                                                              ------   -------      -------
                                                              $4,333   $12,986      $90,554
                                                              ======   =======      =======

   The accompanying notes are an integral part of the consolidated financial statements.

                PRECISE SOFTWARE SOLUTIONS LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                 U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                                 DECEMBER 31,       SEPTEMBER 30,
                                                              -------------------   -------------
                                                                1998       1999         2000
                                                              --------   --------   -------------
                                                                                     (UNAUDITED)
            LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt........................  $     12   $     --     $     --
Trade payables..............................................       546        628        1,894
Deferred revenues...........................................       871      1,535        2,154
Employees and payroll accruals..............................       714        921        1,128
Accrued expenses............................................       849        835        1,807
Other accounts payable......................................        79         78          339
                                                              --------   --------     --------
          Total current liabilities.........................     3,071      3,997        7,322
                                                              --------   --------     --------
LONG-TERM LIABILITIES:
Long-term debt..............................................       197        199           --
Accrued severance pay.......................................       323        497          753
                                                              --------   --------     --------
          Total long-term liabilities.......................       520        696          753
                                                              --------   --------     --------
SHAREHOLDERS' EQUITY:
Preferred A shares:
  NIS 0.03, par value: 9,410,257 shares authorized at
     December 31, 1998 and 1999; 7,118,922 shares issued and
     outstanding at December 31, 1998 and 1999; no shares
     authorized, issued or outstanding at September 30,
     2000; aggregate liquidation preference of $16,640 at
     December 31, 1999......................................        62         62           --
Preferred B shares:
  NIS 0.03, par value: 0 and 6,666,667 shares authorized at
     December 31, 1998 and 1999 respectively; 0 and
     4,875,800 shares issued and outstanding at December 31,
     1998 and 1999, respectively; no shares authorized,
     issued or outstanding at September 30, 2000; aggregate
     liquidation preference of $20,000 at December 31,
     1999...................................................        --         35           --
Ordinary shares:
  NIS 0.03, par value: 6,589,743, 49,523,898 and 70,000,000
     shares authorized at December 31, 1998 and 1999 and at
     September 30, 2000, respectively; 3,298,766 shares
     issued and outstanding at December 31, 1998 and 1999;
     21,926,378 shares issued and outstanding at September
     30, 2000...............................................        31         31          177
Additional paid-in capital..................................    14,680     25,272      109,877
Deferred stock compensation.................................      (187)      (665)      (3,915)
Accumulated other comprehensive loss........................        --         --          (41)
Accumulated deficit.........................................   (13,844)   (16,442)     (23,619)
                                                              --------   --------     --------
          Total shareholders' equity........................  $    742   $  8,293     $ 82,479
                                                              --------   --------     --------
                                                              $  4,333   $ 12,986     $ 90,554
                                                              ========   ========     ========

   The accompanying notes are an integral part of the consolidated financial statements.

                PRECISE SOFTWARE SOLUTIONS LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
          U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                             NINE MONTHS
                                                                                                ENDED
                                                                                            SEPTEMBER 30,
                                                      YEAR ENDED DECEMBER 31,                    1999
                                               -------------------------------------   ------------------------
                                                  1997         1998         1999          1999         2000
                                               ----------   ----------   -----------   ----------   -----------
                                                                                             (UNAUDITED)
Revenues:
  Software licenses..........................  $    2,382   $    5,331   $     9,770   $    6,598   $    14,875
  Services...................................         406          858         1,844        1,170         3,051
                                               ----------   ----------   -----------   ----------   -----------
                                                    2,788        6,189        11,614        7,768        17,926
                                               ----------   ----------   -----------   ----------   -----------
Cost of revenues:
  Software licenses..........................         349          522           741          525           484
  Services(1)................................          86          198           906          422         1,174
                                               ----------   ----------   -----------   ----------   -----------
                                                      435          720         1,647          947         1,658
                                               ----------   ----------   -----------   ----------   -----------
Gross profit.................................       2,353        5,469         9,967        6,821        16,268
                                               ----------   ----------   -----------   ----------   -----------
Operating expenses:
  Research and development, net(2)...........       1,737        2,214         2,891        2,113         3,437
  Selling and marketing, net(3)..............       3,278        5,739         7,913        5,117        13,787
  General and administrative(4)..............       1,341        1,272         1,598        1,129         2,640
Amortization of deferred stock
  compensation...............................          --          300           234           95         4,953
                                               ----------   ----------   -----------   ----------   -----------
Total operating expenses.....................       6,356        9,525        12,636        8,454        24,817
                                               ----------   ----------   -----------   ----------   -----------
Operating loss...............................      (4,003)      (4,056)       (2,669)      (1,633)       (8,549)
Financial income (expenses), net.............        (202)          34            71          (21)        1,372
                                               ----------   ----------   -----------   ----------   -----------
Loss from continuing operations..............      (4,205)      (4,022)       (2,598)      (1,654)       (7,177)
Loss from discontinued operations............        (192)          --            --           --            --
Gain from disposal of a business segment.....         182           --            --           --            --
                                               ----------   ----------   -----------   ----------   -----------
Net loss.....................................  $   (4,215)  $   (4,022)  $    (2,598)  $   (1,654)  $    (7,177)
                                               ==========   ==========   ===========   ==========   ===========
Net loss per share:
  Basic and diluted net loss per share from
    continuing operations....................  $    (2.35)  $    (1.31)  $     (0.79)  $    (0.50)  $     (0.76)
                                               ==========   ==========   ===========   ==========   ===========
  Basic and diluted net loss per share from
    discontinued operations..................          --           --            --           --            --
                                               ==========   ==========   ===========   ==========   ===========
  Basic and diluted net loss per share.......  $    (2.35)  $    (1.31)  $     (0.79)  $    (0.50)  $     (0.76)
                                               ==========   ==========   ===========   ==========   ===========
  Weighted average number of shares used in
    computing basic and diluted net loss per
    share....................................   1,784,676    3,077,436     3,298,766    3,298,766     9,450,703
                                               ==========   ==========   ===========   ==========   ===========
  Pro forma basic and diluted net loss per
    share (unaudited)........................                            $     (0.22)               $     (0.41)
                                                                         ===========                ===========
  Pro forma weighted average number of shares
    used in computing basic and diluted net
    loss per share (unaudited)...............                             11,636,638                 17,403,247
                                                                         ===========                ===========

---------------
(1) Excludes $0, $0 and $283 in amortization of deferred stock compensation in 1998, 1999 and the nine months ended September 30, 2000, respectively.

(2) Excludes $0, $16 and $85 in amortization of deferred stock compensation in 1998, 1999 and the nine months ended September 30, 2000, respectively.

(3) Excludes $93, $104 and $2,086 in amortization of deferred stock compensation in 1998, 1999 and the nine months ended September 30, 2000, respectively.

(4) Excludes $207, $114 and $2,499 in amortization of deferred stock compensation in 1998, 1999 and the nine months ended September 30, 2000, respectively.

   The accompanying notes are an integral part of the consolidated financial statements.

                PRECISE SOFTWARE SOLUTIONS LTD. AND SUBSIDIARIES

           STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
                           U.S. DOLLARS IN THOUSANDS

                                                                                       ACCUMULATED
                                                          ADDITIONAL     DEFERRED         OTHER                         TOTAL
                                   PREFERRED   PAID-IN     PAID-IN        STOCK       COMPREHENSIVE   ACCUMULATED   COMPREHENSIVE
                                    SHARES      SHARES     CAPITAL     COMPENSATION       LOSS          DEFICIT         LOSS
                                   ---------   -------    ----------   ------------   -------------   -----------   -------------
Balance as of January 1, 1997....   $    20      $ 19      $  6,680      $    --            --         $ (5,607)       $    --
  Exercise of stock options......        --        --             1           --            --               --             --
  Amortization of beneficial
    conversion feature...........        --        --            23           --            --               --             --
  Net loss.......................        --        --            --           --            --           (4,215)        (4,215)
                                    -------      ----      --------      -------          ----         --------        -------
Total comprehensive loss.........                                                                                      $(4,215)
                                                                                                                       =======
Balance as of January 1, 1998....        20        19         6,704           --            --           (9,822)
  Issuance of shares, net........        33        10         5,432           --            --               --             --
  Conversion of shareholders'
    loan.........................        11        --         1,781           --            --               --             --
  Conversion of Preferred shares
    into Ordinary shares.........        (2)        2            --           --            --               --             --
  Deferred stock compensation
    related to options granted to
    employees, directors and
    consultants..................        --        --           487         (487)           --               --             --
  Amortization of deferred stock
    compensation.................        --        --           276          300            --               --             --
  Net loss.......................        --        --            --           --            --           (4,022)        (4,022)
                                    -------      ----      --------      -------          ----         --------        -------
Total comprehensive loss.........                                                                                      $(4,022)
                                                                                                                       =======
Balance as of December 31,
  1998...........................        62        31        14,680         (187)           --          (13,844)
  Issuance of shares, net........        35        --         9,860           --            --               --             --
  Deferred stock compensation
    related to options granted to
    employees....................        --        --           712         (712)           --               --             --
  Amortization of deferred stock
    compensation.................        --        --            20          234            --               --             --
  Net loss.......................        --        --            --           --            --           (2,598)        (2,598)
                                    -------      ----      --------      -------          ----         --------        -------
Total comprehensive loss.........                                                                                      $(2,598)
                                                                                                                       =======
Balance as of December 31,
  1999...........................        97        31        25,272         (665)           --          (16,442)
  Options issued pursuant to the
    Knight Fisk Software Ltd.
    acquisition (unaudited)......        --        --           199           --            --               --             --
  Issuance of shares, net
    (unaudited)..................        --        39        75,909           --            --               --             --
  Conversion of Preferred shares
    upon IPO (unaudited).........       (97)       97            --           --            --               --             --
  Exercise of options
    (unaudited)..................        --        10           294           --            --               --             --
  Deferred stock compensation
    related to options granted to
    employees (unaudited)........        --        --         8,203       (8,203)           --               --             --
  Amortization of deferred stock
    compensation (unaudited).....        --        --            --        4,953            --               --             --
  Unrealized holdings losses on
    available for sale securities
    during the period
    (unaudited)..................        --        --            --           --           (43)              --            (43)
  Foreign currency translation
    adjustment (unaudited).......        --        --            --           --             2               --              2
  Net loss (unaudited)...........        --        --            --           --            --           (7,177)        (7,177)
                                    -------      ----      --------      -------          ----         --------        -------
Total comprehensive loss
  (unaudited)....................                                                                                      $(7,218)
                                                                                                                       =======
Balance as of September 30, 2000
  (unaudited)....................   $    --      $177      $109,877      $(3,915)         $(41)        $(23,619)
                                    =======      ====      ========      =======          ====         ========

                                       TOTAL
                                   SHAREHOLDERS'
                                      EQUITY
                                   (DEFICIENCY)
                                   -------------
Balance as of January 1, 1997....     $ 1,112
  Exercise of stock options......           1
  Amortization of beneficial
    conversion feature...........          23
  Net loss.......................      (4,215)
                                      -------
Total comprehensive loss.........
Balance as of January 1, 1998....      (3,079)
  Issuance of shares, net........       5,475
  Conversion of shareholders'
    loan.........................       1,792
  Conversion of Preferred shares
    into Ordinary shares.........          --
  Deferred stock compensation
    related to options granted to
    employees, directors and
    consultants..................          --
  Amortization of deferred stock
    compensation.................         576
  Net loss.......................      (4,022)
                                      -------
Total comprehensive loss.........
Balance as of December 31,
  1998...........................         742
  Issuance of shares, net........       9,895
  Deferred stock compensation
    related to options granted to
    employees....................          --
  Amortization of deferred stock
    compensation.................         254
  Net loss.......................      (2,598)
                                      -------
Total comprehensive loss.........
Balance as of December 31,
  1999...........................       8,293
  Options issued pursuant to the
    Knight Fisk Software Ltd.
    acquisition (unaudited)......         199
  Issuance of shares, net
    (unaudited)..................      75,948
  Conversion of Preferred shares
    upon IPO (unaudited).........          --
  Exercise of options
    (unaudited)..................         304
  Deferred stock compensation
    related to options granted to
    employees (unaudited)........          --
  Amortization of deferred stock
    compensation (unaudited).....       4,953
  Unrealized holdings losses on
    available for sale securities
    during the period
    (unaudited)..................         (43)
  Foreign currency translation
    adjustment (unaudited).......           2
  Net loss (unaudited)...........      (7,177)
                                      -------
Total comprehensive loss
  (unaudited)....................
Balance as of September 30, 2000
  (unaudited)....................     $82,479
                                      =======

   The accompanying notes are an integral part of the consolidated financial statements.

                PRECISE SOFTWARE SOLUTIONS LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           U.S. DOLLARS IN THOUSANDS

                                                                               NINE MONTHS
                                             YEAR ENDED DECEMBER 31,       ENDED SEPTEMBER 30,
                                          -----------------------------    -------------------
                                           1997       1998       1999       1999        2000
                                          -------    -------    -------    -------    --------
                                                                               (UNAUDITED)
Cash flows from operating activities:
  Net loss..............................  $(4,215)   $(4,022)   $(2,598)   $(1,654)   $ (7,177)
  Adjustments to reconcile net loss to
     net cash used in operating
     activities:
     Gain from disposal of a business
       segment..........................     (182)        --         --         --          --
     Depreciation and amortization......      431        360        399        135         404
     Amortization of deferred stock
       compensation.....................       --        576        254         95       4,953
     Increase (decrease) in accrued
       severance pay, net...............       32        (26)        53         46         119
     Decrease (increase) in trade
       receivables, net.................     (314)    (1,283)    (1,576)      (610)        703
     Decrease (increase) in other
       accounts receivable and prepaid
       expenses.........................      204        127       (119)      (258)     (2,831)
     Increase (decrease) in trade
       payables.........................       32         (3)        82         61       1,104
     Increase (decrease) in other
       accounts payable.................     (420)     1,031        856        471       1,734
     Other..............................       (3)        --         46         50           9
                                          -------    -------    -------    -------    --------
Net cash used in operating activities...   (4,435)    (3,240)    (2,603)    (1,664)       (982)
                                          -------    -------    -------    -------    --------
Cash flows from investing activities:
  Purchase of property and equipment....     (538)      (273)      (499)      (213)     (1,337)
  Purchase of long-term investment......       --         --         --         --     (25,985)
  Purchase of other assets..............       --         --         --         --        (112)
  Payment for acquisition of
     consolidated subsidiary(1).........       --         --         --         --        (507)
  Purchase of short-term deposits.......       (7)    (2,921)      (876)        --          --
  Purchase of marketable securities.....       --         --         --         --     (29,188)
  Proceeds from sale of short-term
     deposits...........................      555      2,934         --         --         888
                                          -------    -------    -------    -------    --------
Net cash provided by (used in) investing
  activities............................  $    10    $  (260)   $(1,375)   $  (213)   $(56,241)
                                          =======    =======    =======    =======    ========

   The accompanying notes are an integral part of the consolidated financial statements.

                PRECISE SOFTWARE SOLUTIONS LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           U.S. DOLLARS IN THOUSANDS

                                                                                NINE MONTHS
                                                                                   ENDED
                                                  YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                                                 --------------------------   ----------------
                                                  1997      1998      1999     1999     2000
                                                 -------   -------   ------   ------   -------
                                                                                (UNAUDITED)
Cash flows from financing activities:
  Short-term bank credit, net..................  $ 1,238   $(1,238)  $   --   $   --   $   (24)
  Proceeds from issuance of shares, net........       --     5,477    9,839    3,676    75,948
  Proceeds from convertible shareholders' loan
     and exercise of stock options.............    1,953        --       --       --       304
  Repayment of shareholders' loans.............       --      (160)      --       --        --
  Proceeds from long-term debt.................       10        --       --       --        --
  Repayment of long-term debt..................      (36)      (36)     (12)     (12)     (251)
                                                 -------   -------   ------   ------   -------
Net cash provided by financing activities......    3,165     4,043    9,827    3,664    75,977
                                                 -------   -------   ------   ------   -------
Increase (decrease) in cash and cash
  equivalents..................................   (1,260)      543    5,849    1,787    18,754
Cash and cash equivalents at the beginning of
  the period...................................    1,561       301      844      844     6,693
                                                 -------   -------   ------   ------   -------
Cash and cash equivalents at the end of the
  period.......................................  $   301   $   844   $6,693   $2,631   $25,447
                                                 =======   =======   ======   ======   =======
(1) In February 2000, the Company acquired all
       of the outstanding shares of Knight Fisk
       Software Ltd. The net fair value of the
       assets acquired and liabilities assumed,
       at the date of acquisition as follows:
     Working capital (unaudited)...............                                        $    (8)
     Fixed assets (unaudited)..................                                             41
     Long term loans and other (unaudited).....                                            (45)
     Goodwill (unaudited)......................                                            718
                                                                                       -------
                                                                                           706
     Options granted (unaudited)...............                                           (199)
                                                                                       -------
                                                                                       $   507
                                                                                       =======
(2) Supplemental disclosure of cash flows
    activities:
     (a) Cash paid during the period for:
         Interest..............................  $    77   $    40   $   19   $   16   $     1
                                                 =======   =======   ======   ======   =======
     (b) Non-cash activities:
          Issuance of Preferred shares upon
            conversion of Shareholders loan....  $    --   $ 1,792   $   --   $   --   $    --
                                                 =======   =======   ======   ======   =======
          Capital obligations incurred.........  $     9   $    --   $   --   $   --   $    --
                                                 =======   =======   ======   ======   =======
          Unrealized holding losses on
            available-for-sale securities......  $    --   $    --   $   --   $   --   $    43
                                                 =======   =======   ======   ======   =======

   The accompanying notes are an integral part of the consolidated financial statements.

                PRECISE SOFTWARE SOLUTIONS LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

NOTE 1: -- GENERAL

     Precise Software Solutions Ltd. ("the Company") was established in Israel on November 15, 1990. The Company has two active wholly-owned subsidiaries:
Precise Software Solutions, Inc., in the United States and Precise Software Solutions UK Ltd. in the United Kingdom. The Company is a provider of software products for performance management, monitoring and tuning of database applications, and of related consulting, training and support services.

     The Company's products are marketed in Asia through independent resellers and in Europe, North and South America through its subsidiaries. As for major customers, see Note 13.

     In September 1997, the Company entered into a contract to sell its CPE product line. Accordingly, the operating results of the CPE product have been segregated from continuing operations and are reported as a separate line item in the statement of operations.

NOTE 2: -- ACQUISITION OF KNIGHT FISK SOFTWARE LTD. (UNAUDITED)

     In February 2000, in consideration of $706, the Company acquired all the outstanding shares of Knight Fisk Software Ltd. ("Knight Fisk"), a U.K.-based company and the distributor of the Company's products in the United Kingdom. Knight Fisk subsequently changed its name to Precise Software Solutions UK Ltd. (Precise UK). The purchase price has been allocated to the fair value of the tangible assets acquired and the liabilities assumed. The excess of the purchase price was allocated to goodwill. The acquisition was accounted under the purchase method.

  Pro forma financial information:

     The operations of Precise UK are included in the Company's consolidated operating results from February 1, 2000. The following unaudited pro forma information presents the results of operations for the Company and Precise UK for the nine months ended September 30, 2000 and for the year ended December 31, 1999 as if the acquisition had been consummated as of January 1, 2000 and January 1, 1999, respectively. This pro forma information does not purport to be indicative of what may occur in the future:

                                                                   NINE MONTHS ENDED
                                              YEAR ENDED     ------------------------------
                                             DECEMBER 31,    SEPTEMBER 30,    SEPTEMBER 30,
                                                 1999            1999             2000
                                             ------------    -------------    -------------
                                                              (UNAUDITED)
Total revenues.............................    $12,100          $ 8,201          $18,108
                                               =======          =======          =======
Net loss...................................    $(3,027)         $(1,788)         $(7,099)
                                               =======          =======          =======
Basic and diluted net loss per.............    $ (0.92)         $ (0.54)         $ (0.75)
                                               =======          =======          =======

NOTE 3: -- SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

  a. Use of estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                PRECISE SOFTWARE SOLUTIONS LTD. AND SUBSIDIARIES

               U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

  b. Financial statements in U.S. dollars:

     A majority of the revenues of the Company and one of its subsidiaries are generated in U.S. dollars ("dollar"). In addition, a substantial portion of the Company's and its subsidiary costs are incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and one of its subsidiaries operate. Thus, the functional and reporting currency of the Company and one of its subsidiaries is the dollar.

     Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board ("FASB"). All transactions gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

     The financial statements of a subsidiary whose functional currency is not the U.S. dollar have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of accumulated other comprehensive loss in shareholder's equity.

  c. Principles of consolidation:

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

  d. Cash equivalents:

     Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

  e.  Short-term deposits:

     The Company classifies deposits with maturities of more than three months and less than one year as short-term deposits. The short-term deposits are presented at their cost, including accrued interest.

  f. Long-term investments and marketable securities:

     Management determines the proper classification of investments in obligations with fixed maturities and marketable equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. At September 30, 2000, all securities covered by SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders' equity, accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of income.

                PRECISE SOFTWARE SOLUTIONS LTD. AND SUBSIDIARIES

               U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

  g. Property and equipment:

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                              %
                                                  --------------------------
Computers and peripheral equipment..........                           25-33
Office furniture and equipment..............                            7-15
Leasehold improvements......................      Over the term of the lease

     The Company and its subsidiaries periodically assess the recoverability of the carrying amount of property and equipment and provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets. As of December 31, 1999, no impairment losses have been identified.

  h. Other assets:

     Licensing rights and goodwill are stated at amortized cost. Amortization is calculated using the straight-line method over their estimated useful life, which is four to ten years.

  i. Research and development costs:

     Statement of Financial Accounting Standards ("SFAS") 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

     Based on the Company's product development process, technological feasibility is established upon completion of a working model. The Company does not incur material costs between the completion of the working model and the point at which the products are ready for general release. Therefore, research and development costs are charged to the statement of operations as incurred.

  j. Income taxes:

     The Company and its subsidies account for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

  k. Revenue recognition:

     Revenues from software sales are recognized in accordance with SOP 97-2, resellers as amended. License revenues are comprised of perpetual license fees which are derived from contracts with end-customers, and an original equipment manufacturer ("OEM"). The Company and its subsidiaries generally do not grant rights of return. When right of return exists, the Company and its subsidiaries defer the revenues until such right expires. The Company is entitled to royalties from the OEM upon the sublicensing of the Company's products to end users. Royalties due from this OEM are recognized when such royalties are reported to the Company upon the sublicensing of the products by the OEM. License revenues from sales to distributors and end-customers are recognized upon delivery of the software when

                PRECISE SOFTWARE SOLUTIONS LTD. AND SUBSIDIARIES

               U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

collection is probable; all license payments are due within one year; the license fee is otherwise fixed or determinable; vendor-specific objective evidence exists; and persuasive evidence of an arrangement exists.

     Service revenues are comprised of revenues from maintenance and support arrangements, consulting fees, and training, none of which are considered essential to the functionality of the software license. Revenues from support arrangements are deferred and recognized on a straight-line basis as service revenues over the life of the related agreement. Consulting and training revenues are recognized at the time the services are rendered. Customer advances and billed amounts due from customers in excess of revenues recognized are recorded as deferred revenues.

     Where software arrangements involve multiple elements, revenue is allocated to each element based on vender specific objective evidence ("VSOE") of the relative fair values of each element in the arrangement in accordance with the "Residual Method" prescribed by SOP 98-9. The Company's VSOE used to allocate the sales price to training and maintenance is based on the price charged when these elements are sold separately. License revenues are recorded based on the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements other than those accounted for using long term contract accounting and (2) all revenue recognition criteria of SOP 97-2, as amended are satisfied.

  l. Concentration of credit risks:

     Financial instruments which potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term deposits, long-term investments, marketable securities and trade receivables. Cash and cash equivalents, short-term deposits are invested in major banks in Israel and the United States. Management believes that the financial institutions holding the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments. The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located primarily in the U.S., and resellers located in Europe and Asia. The Company and its subsidiaries perform periodic credit evaluations of their customers' financial condition and generally do not require collateral. The Company's marketable securities and long-term investment include investments in debentures of U.S. corporations. Management believes that those corporations are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exits with respect to these marketable securities.

  m. Accounting for stock-based compensations:

     The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB-25"), "Accounting for Stock Issued to Employees", in accounting for its employee stock option plans. Under APB-25, when the exercise price of the Company's stock options equals or is above the best estimated market value of the underlying shares on the date of grant, no compensation expense is recognized. Deferred compensation, if recorded, is amortized over the vesting period of the underlying options. Pro-forma disclosure as required by SFAS No. 123 is provided in Note 8d.

     The Company applies SFAS No. 123, "Accounting for Stock-Based Compensation" and EITF 96-18 "Accounting For Equity Instruments that Are Issued to Other Than Employees For Acquiring in Conjunction with Selling, Goods or Services", with respect to warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the warrants at the date of grant.

                PRECISE SOFTWARE SOLUTIONS LTD. AND SUBSIDIARIES

               U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

  n. Royalty-bearing grants:

     Royalty-bearing grants from the Government of Israel for funding approved research and development projects and for the encouragement of marketing activity, are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and are netted from research and development and selling and marketing costs, respectively. Development grants amounted to $104, $0 and $0 in 1997, 1998 and 1999, respectively. Marketing grants amounted to $260, $0 and $0 in 1997, 1998 and 1999, respectively.

  o. Severance pay:

     The Company's liability for severance pay is calculated pursuant to the Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees, is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual.

     The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only in accordance with the Israeli Severance Pay Law or labor agreements. The value of the deposited funds are based on the cash surrender value of these policies, and include immaterial profits.

  p. Impairment of long-lived assets:

     On January 1, 1996, the FASB issued Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which became effective as of that date. This Statement requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets is less than the asset's carrying amount.

  q. Fair value of financial instruments:

     The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

     The carrying amounts of cash and cash equivalents, short-term deposits, accounts receivable and payables approximate their fair value due to the short-term maturity of such instruments.

     The fair value for available-for-sale securities are based on the quoted market prices.

     The carrying amount of the Company's long-term borrowing approximates its fair value. The fair value was estimated using discounted cash flow analysis, based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

  r. Basic and diluted net loss per share:

     Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential Ordinary shares considered outstanding during the period, in accordance with FASB Statement No. 128, "Earnings per Share".

                PRECISE SOFTWARE SOLUTIONS LTD. AND SUBSIDIARIES

               U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

     All convertible Preferred shares, outstanding stock options, and warrants have been excluded from the calculation of the diluted net loss per Ordinary share because all such of these securities are anti-dilutive for all periods presented. The total numbers of shares related to the outstanding convertible Preferred shares, options and warrants excluded from the calculations of diluted net loss per share were 2,996,670, 7,610,994 and 10,256,164 for the years ended December 31, 1997, 1998 and 1999, respectively.

     Basic and diluted pro forma net loss per share, as presented in the statements of operations, has been calculated as described above and also gives effect to the automatic conversion of the convertible Preferred shares into Ordinary shares (using the as-if converted method).

     The following table presents the calculation of pro forma basic and diluted net loss per share:

                                                                  NINE MONTHS
                                                   YEAR ENDED        ENDED
                                                  DECEMBER 31,   SEPTEMBER 30,
                                                      1999           2000
                                                  ------------   -------------
                                                                  (UNAUDITED)
Net loss........................................  $    (2,598)    $    (7,177)
                                                  ===========     ===========
Pro forma:
  Shares used in computing basic and diluted net
     loss per share.............................    3,298,766       9,450,703
  Effect of assumed conversion of convertible
     preferred shares (unaudited)...............    8,337,872       7,952,544
                                                  -----------     -----------
Shares used in computing pro forma basic and
  diluted net loss per share (unaudited)........   11,636,638      17,403,247
                                                  ===========     ===========
Pro forma basic and diluted net loss per share
  (unaudited)...................................  $     (0.22)    $     (0.41)
                                                  ===========     ===========

  s. Impact of recently issued accounting standards:

     In June the Financial Accounting Standards Board issued SFAS No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") in June 1999 and its amendments, statements 137 and 138, in June 1999 and June 2000, respectively. These statements establish accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. These statements also require that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The FASB has issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of SFAS No. 133. The rule will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not expect the impact of this new statement on the Company's consolidated balance sheets or results of operations to be material.

     In March 2000, the Financial Accounting Statement Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation", an interpretation of APB Opinion No. 25 (FIN 44). The Interpretation clarifies guidance for certain issues that arose in application APB Opinion No. 25, "Accounting to Stock Issued to Employees". The Interpretation will apply to all fiscal

                PRECISE SOFTWARE SOLUTIONS LTD. AND SUBSIDIARIES

               U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

quarters of all fiscal years beginning after July 1, 2000. The Company does not expect an impact of this new FIN on the Company's consolidated balance sheets or results of operations.

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements", which summarizes some of the staff's interpretations of the application of generally accepted accounting principles to revenue recognition. The Company does not expect the impact of this new SAB on the Company's consolidated balance sheets or result of operations.

  t. Unaudited Information:

     The financial statements include the unaudited consolidated balance sheet as of September 30, 2000 and the statement for changes in shareholders' equity for the nine months ended September 30, 2000 and the related consolidated statements of operations and cash flows for the nine months ended September 30, 1999 and 2000. This unaudited information has been prepared by the Company on the same basis as the audited consolidated financial statements and, in management's opinion, reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles, for the period presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

NOTE 4: -- PROPERTY AND EQUIPMENT

                                                            DECEMBER 31,
                                                           ---------------
                                                            1998     1999
                                                           ------   ------
Cost:
  Computers and peripheral equipment...................    $1,329   $1,692
  Office furniture and equipment.......................       152      207
  Leasehold improvements...............................        53      104
                                                           ------   ------
                                                            1,534    2,003
                                                           ------   ------
Accumulated deprecation:
  Computers and peripheral equipment...................       629      927
  Office furniture and equipment.......................        49       69
  Leasehold improvements...............................        23       35
                                                           ------   ------
                                                              701    1,031
                                                           ------   ------
Depreciated cost.......................................    $  833   $  972
                                                           ======   ======

     Depreciation expenses for the years ended December 31, 1997, 1998 and 1999 were $297, $290 and $360, respectively.

NOTE 5: -- RELATED PARTIES TRANSACTIONS

     In 1997, the Company received convertible loans bearing interest of LIBOR+2% from its shareholders. The Company issued 661,402 warrants for Preferred shares, in connection with the convertible loan agreement. The warrants are exercisable at par value from the date of grant through the Company's initial public offering.

     The fair value of these warrants, which was determined by the difference between the incremental interest rate of the Company to the actual interest rate of the loan, has been recorded as additional paid-in capital and amortized using the interest method from the date of issuance through the date the loan became convertible. The additional interest expense amounted to $23.

                PRECISE SOFTWARE SOLUTIONS LTD. AND SUBSIDIARIES

               U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

NOTE 6: -- LONG-TERM DEBT

     a. Composed as follows:

                                                                            DECEMBER 31,
                                                        WEIGHTED AVERAGE    ------------
                                             LINKAGE     INTEREST RATE      1998    1999
                                             -------    ----------------    ----    ----
Capital lease obligations..................  U.S.$            9.5%          $ 12    $ --
Other loans(1).............................  CPI                0%           197     199
                                                                            ----    ----
                                                                             209     199
Less -- current maturities.................                                   12      --
                                                                            ----    ----
                                                                            $197    $199
                                                                            ====    ====

     b. As of December 31, 1999, the aggregate annual maturities of long-term loans are as follows:

                                                              DECEMBER 31,
                                                              ------------
                                                              1998    1999
                                                              ----    ----
First year(current maturities)..............................  $ 12    $ --
Other(1)....................................................   197     199
                                                              ----    ----
                                                              $209    $199
                                                              ====    ====

---------------
(1) Other loans are from former shareholders and are payable upon consummation of the Company's initial public offering. The amount to be paid is adjusted for changes in the Israeli Consumer Price Index ("CPI").

NOTE 7: -- ACCRUED SEVERANCE PAY

     The Company's liability for severance pay pursuant to Israeli law, is fully provided. Part of the liability is funded through insurance policies, which are designed only for disbursing severance pay. The value of these policies is recorded as an asset in the Company's balance sheet. Severance pay expenses for the years ended December 31, 1997, 1998 and 1999 were $325, $249 and $260, respectively.

NOTE 8: -- SHAREHOLDERS' EQUITY

  a. Automatic Conversion Upon IPO:

     All preferred shares were automatically converted into Ordinary Shares at the time of the Company's Initial Public Offering ("IPO"), which took place in July 2000. Since then, the ordinary shares have been traded on NASDAQ in U.S.

  b. Reverse Split:

     All share and per share data included in these financial statements have been retroactively adjusted to reflect a two-for-three reverse split as approved by the Company's shareholders on April 12, 2000.

  c. Preferred shares:

     The Preferred shares ("A" and "B") conferred upon theirs holders voting rights and the right to receive cash dividends. The Preferred shares were convertible into Ordinary shares on a one-for-one basis, at the holders' discretion, or upon the consummation of the Company's initial public offering. The Preferred shares had a preference in liquidation totaling approximately $36,640 as of December 31, 1999, and contained anti-dilution protection rights and certain preemptive rights.

                PRECISE SOFTWARE SOLUTIONS LTD. AND SUBSIDIARIES

               U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

  c. Ordinary shares:

     Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to a share in excess assets upon liquidation of the Company. Ordinary A shares confer upon their holders the same rights except for voting rights and will be converted to Ordinary shares upon the consummation of the Company's initial public offering.

  d. Stock Option Plans:

     The Company has two stock option plans, the 1995 and 1998 Share Option and Incentive Plans ("the Plans"). Under the Plans, options may be granted to employees, officers, directors and consultants of the Company and its subsidiary. Options granted under these Plans generally vest annually over 3-4 years. These options will expire ten years from the date of grant. Pursuant to the Plans, a total of 7,333,000 Ordinary shares and Ordinary A shares of the Company are reserved for issuance. A summary of activity in the Plans is as follows:

                                                                                                        NINE MONTHS
                                                    YEAR ENDED DECEMBER 31,                         ENDED SEPTEMBER 30,
                               ------------------------------------------------------------------   --------------------
                                       1997                   1998                   1999                   2000
                               --------------------   --------------------   --------------------   --------------------
                                           WEIGHTED               WEIGHTED               WEIGHTED               WEIGHTED
                                           AVERAGE                AVERAGE                AVERAGE                AVERAGE
                               NUMBER OF   EXERCISE   NUMBER OF   EXERCISE   NUMBER OF   EXERCISE   NUMBER OF   EXERCISE
                                OPTIONS     PRICE      OPTIONS     PRICE      OPTIONS     PRICE      OPTIONS     PRICE
                               ---------   --------   ---------   --------   ---------   --------   ---------   --------
                                                                                                        (UNAUDITED)
Outstanding at the beginning
  of period..................   713,232     $0.59      616,500     $0.81     2,559,348    $0.86     3,681,044    $ 1.04
Granted......................   355,686     $1.04     2,019,516    $0.58     1,248,366    $1.40     1,997,216    $12.64
Exercised....................    (2,222)    $0.38           --     $  --           --     $  --     (123,828)    $ 0.81
Forfeited....................  (450,196)    $0.63      (76,668)    $1.04     (126,670)    $1.04     (107,172)    $ 1.61
                               --------     -----     ---------    -----     ---------    -----     ---------    ------
Outstanding at the end of the
  period.....................   616,500     $0.81     2,559,348    $0.86     3,681,044    $1.04     5,447,260    $ 5.29
                               ========     =====     =========    =====     =========    =====     =========    ======
Exercisable options..........   150,427     $0.50      223,633     $0.65     1,088,448    $0.80     1,987,731    $ 0.86
                               ========     =====     =========    =====     =========    =====     =========    ======

     The Company has a contingent liability to issue certain of its employees 88,282 additional stock options. The liability is subject to meeting certain objectives. As of December 31, 1999, none of the options has been earned.

     During 2000, the Company adopted its 2000 Employee Share Purchase Plan ("ESPP"). The Company reserved 667,000 ordinary shares for issuance under the ESPP.

     The options outstanding as of December 31, 1999, have been separated into ranges of exercise price as follows:

                                WEIGHTED                  OPTIONS
                                 AVERAGE     WEIGHTED   EXERCISABLE     EXERCISE
     OPTIONS                    REMAINING    AVERAGE       AS OF        PRICE OF
OUTSTANDING AS OF   EXERCISE   CONTRACTUAL   EXERCISE   DECEMBER 31,     OPTIONS
DECEMBER 31, 1999    PRICE        LIFE        PRICE         1999       EXERCISABLE
-----------------   --------   -----------   --------   ------------   -----------
705,220......        $0.38         7.6        $0.38        386,630        $0.38
2,005,800....        $1.04         7.9        $1.04        701,818        $1.04
970,024......        $1.50         9.8        $1.50             --        $  --
                     -----                    -----      ---------        -----
3,681,044....        $1.04                    $1.04      1,088,448        $0.80
                     =====                    =====      =========        =====

     In November 1998, the Board of Directors approved a repricing of its outstanding options to an exercise price of $1.04 -- the fair value of Ordinary shares at the date of the repricing.

                PRECISE SOFTWARE SOLUTIONS LTD. AND SUBSIDIARIES

               U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

     Pro forma information regarding net loss is required by SFAS No. 123 (for grants issued after December 1995), and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant, using the Black-Scholes Option Valuation Model, with the following weighted-average assumptions for each of the three years in the period ended December 31, 1999: expected volatility of 0.001; risk-free interest rates of 6%, 5.5% and 6%; dividend yields of 0%; and a weighted-average expected life of the options of 3.25, 3.44 and 4.13 years.

     Weighted-average fair values of options granted during 1997, 1998 and 1999, whose exercise price is less than the fair value of the stock on the date of grant were $0, $0.71 and $0.63, respectively. Weighted-average fair values of options granted during 1997, 1998 and 1999 whose exercise price equals the fair value of the stock on the date of grant, were $0.21, $0.17 and $0.15, respectively.

     Pro forma information under SFAS 123:

                                                                 YEAR ENDED DECEMBER 31,
                                                            ---------------------------------
                                                             1997         1998         1999
                                                            -------      -------      -------
Net loss as reported......................................  $(4,215)     $(4,022)     $(2,598)
Pro forma net loss........................................   (4,237)      (4,030)      (2,628)
Pro forma basic and diluted net loss per share from
  continuing operations...................................    (2.36)       (1.31)       (0.80)
Pro forma net loss per share from discontinued
  operations..............................................       --           --           --
Pro forma basic and diluted net loss per share............  $ (2.36)     $ (1.31)     $ (0.80)

  e. Stock warrants:

     Warrants outstanding as of December 31, 1999:

                                                         CONVERTIBLE
                                             ORDINARY     PREFERRED     EXERCISE PRICE    EXERCISABLE
        YEAR ISSUED           ISSUED TO       SHARES       SHARES         PER SHARE         THROUGH
        -----------          ------------    --------    -----------    --------------    ------------
  1995.....................  Shareholders         --        229,732         $1.41         IPO
  1997.....................  Shareholders         --        661,402         $0.02         IPO
                                                                                          earlier of
                                                                                          January 2008
  1998.....................  Director             --        140,000(1)      $0.38         and IPO
  1998.....................  Officer         266,990             --         $0.02         IPO
  1999.....................  Officer          19,324             --         $0.02         IPO
                                             -------      ---------
                                             286,314      1,031,134
                                             =======      =========

---------------
(1) The warrants vest quarterly over a two-year period. The Company recorded $156 as deferred compensation. $128 and $28 were amortized to compensation expenses in 1998 and 1999, respectively. The fair market value of these warrants was estimated using the Black-Scholes Valuation model with the following assumptions: expected volatility of 0.1, risk free interest of 5%, dividend yield of 0% and a weighted-average expected life of 4 years.

NOTE 9: -- INCOME TAXES

  a. Israeli income tax:

     The Company has been granted an "Approved Enterprise" status for three investment programs approved in 1992, 1994 and 1998, by the Israeli Government under the Law for Encouragement of Capital Investments, 1959 ("the Law").

                PRECISE SOFTWARE SOLUTIONS LTD. AND SUBSIDIARIES

               U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

     Undistributed Israeli income derived from the first and the third "Approved Enterprise" programs entitle the Company to a tax exemption for a period of two years and to a reduced tax rate of 10%-25% for an additional period of five to eight years (depending on the level of foreign-investment in the Company). Undistributed Israeli income derived from the second "Approved Enterprise" program entitles the Company to a tax exemption of four years and to a reduced tax rate of 10%-25% for an additional period of three to six years (depending on the level of foreign-investment in the Company). These tax benefits are subject to a limitation of the earlier of twelve years from commencement of operations, or fourteen years from receipt of approval. Thereafter, the Company's income will be subject to the regular income tax rate of 36%. Since the Company has had no taxable income, the benefits have not yet commenced for all programs.

     The Company completed implementation of its first and second investment programs in 1994 and 1998, respectively. The third program has not yet been completed.

     The tax exempt profits that will be earned by the Company's "Approved Enterprises" can be distributed to shareholders, without imposing tax liability to the Company only upon the complete liquidation of the Company. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits currently between 10% to 25% for an "Approved Enterprise". The Company's Board of Directors has determined that such tax exempt income will not be distributed as dividends.

     Income from sources other than the "Approved Enterprise" during the benefit period, will be subject to tax at the regular corporate tax rate of 36%. The Company has not utilized these tax benefits since it has incurred losses from its inception.

     Results of the Company for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli CPI. As explained in Note 3, the financial statements are presented in U.S. dollars. The difference between the change in the Israel CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss reflected in the financial statements. In accordance with paragraph 9(f) of SFAS 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

     The Company is an "industrial company" under the Law for the Encouragement of Industry (Taxation), 1969 and as such is entitled to certain tax benefits, including accelerated rate of depreciation and deduction of public offering expenses. The Company has not utilized this tax benefit.

  b. Deferred income taxes:

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's and its subsidiary's deferred tax liabilities and assets are as follows:

                                                              DECEMBER 31,
                                                           ------------------
                                                            1998       1999
                                                           -------    -------
Operating loss carryforward..............................  $ 3,772    $ 4,208
Reserves and allowances..................................      509        574
                                                           -------    -------
Net deferred tax asset before valuation all..............    4,281      4,782
Valuation allowance......................................   (4,281)    (4,782)
                                                           -------    -------
Net deferred tax asset...................................  $    --    $    --
                                                           =======    =======

                PRECISE SOFTWARE SOLUTIONS LTD. AND SUBSIDIARIES

               U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

     The Company and its subsidiary have provided valuation allowance in respect of deferred tax assets resulting from tax loss carryforwards. Management currently believes that since the Company and its subsidiary have a history of losses it is more likely than not that the deferred tax regarding the tax loss carryforwards and other temporary differences will not be realized in the foreseeable future.

  c. Net operating losses carryforwards:

     The Company has accumulated losses for tax purposes as of December 31, 1999, in the amount of approximately $1.3 million, which may be carried forward and offset against taxable income in the future for an indefinite period.

     Through December 31, 1999, Precise Software Solutions, Inc. had U.S. federal net operating loss carryforwards of approximately $10.5 million that can be carried forward and offset against taxable income for 15 to 20 years and expire from 2009 to 2014.

  d. Income (Loss) from continued operation consists of the following:

                                                   YEAR ENDED DECEMBER 31,
                                                -----------------------------
                                                 1997       1998       1999
                                                -------    -------    -------
Domestic....................................    $(1,046)   $(2,434)   $   499
Foreign.....................................     (3,159)    (1,588)    (3,097)
                                                -------    -------    -------
                                                $(4,205)   $(4,022)   $(2,598)
                                                =======    =======    =======

NOTE 10: -- COMMITMENTS AND CONTINGENT LIABILITIES

  a. Lease Commitments

     The Company and its subsidiary lease their facilities under non-cancelable operating lease agreements for periods through 2004.

     Future minimum commitments under non-cancelable operating leases as of December 31, 1999, are as follows:

                  YEAR ENDED DECEMBER 31,                    OPERATING LEASES
                  -----------------------                    ----------------
2000.......................................................       $  774
2001.......................................................          614
2002.......................................................          424
2003.......................................................          383
2004.......................................................          223
                                                                  ------
                                                                  $2,418
                                                                  ======

     Lease expenses under operating leases for the years ended December 31, 1997, 1998 and 1999, approximated $258, $276 and $406, respectively.

  b. Royalties:

     1. The Company is committed to pay royalties to the Chief Scientist of the Ministry of Industry and Trade at a rate of 3% on the sales of products developed with funds provided by the Chief Scientist, up to an amount equal to 100%-150% of dollar-linked research and development grants related to such projects, from the Chief Scientist. Grants received after January 1, 1998 bear interest at annual rate equal to LIBOR.

                PRECISE SOFTWARE SOLUTIONS LTD. AND SUBSIDIARIES

               U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

       Royalties paid or accrued amounted to $84, $173, $295 and $354 in 1997, 1998, 1999 and for the nine months ended September 30, 2000, respectively.

       As of December 31, 1999 and September 30, 2000, the Company had an outstanding contingent liability of $624 and $325, respectively.

     2. The Government of Israel, through the Fund for the Encouragement of Marketing Activities ("the Fund"), awarded the Company grants for participation in its foreign marketing expenses. The Company is committed to pay royalties at the rate of 4% of the increase in export sales, up to the amount of the grants.

       Royalties paid or accrued amounted to $316, $155, $108 and $30 in 1997, 1998, 1999 and for the nine months ended September 30, 2000, respectively.

       As of December 31, 1999, the Company had an outstanding liability of $28 and as of September 30, 2000, the Company does not have an outstanding contingent liability to the Fund.

  c. Charges:

     The Company has a fixed charge on certain fixed assets in favor of the supplier of those assets.

     The Company also has a floating charge in favor of a bank.

NOTE 11: -- DISCONTINUED OPERATIONS

     On September 6, 1997, the Company adopted a formal plan to sell its CPE product line to one of its shareholders. The sale became effective as of September, 30, 1997 with the buyer assuming all assets and liabilities related to the CPE product line. The disposal was completed with the transfer of the assets and liabilities on September 30, 1997. The results of the CPE segment have been classified as discontinued operations.

     Operating results from the discontinued operations for the year ended December 31, 1997 are as follows:

                                                               1997
                                                              ------
Net sales...................................................  $1,675
                                                              ======
Cost of sales...............................................      88
                                                              ======
Research and development expenses...........................   1,249
                                                              ======
Selling expenses............................................     530
                                                              ======
Loss from discontinued operations...........................    (192)
                                                              ======
Gain from disposal of business segment......................  $  182
                                                              ======

                PRECISE SOFTWARE SOLUTIONS LTD. AND SUBSIDIARIES

               U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

NOTE 12: -- SELECTED STATEMENTS OF OPERATIONS DATA

     Financial (expenses) income, net:

                                                       YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1997      1998     1999
                                                      ------    ------    -----
Financial income:
  Interest and others...............................     57       161      122
  Foreign currency translation differences..........     53        70        5
                                                      -----     -----     ----
                                                        110       231      127
                                                      -----     -----     ----
Financial expenses:
  Interest and other bank charges...................   (193)      (92)     (21)
  Foreign currency translation differences..........   (119)     (105)     (35)
                                                      -----     -----     ----
                                                       (312)     (197)     (56)
                                                      -----     -----     ----
                                                      $(202)    $  34     $ 71
                                                      =====     =====     ====

NOTE 13: -- SEGMENT, CUSTOMERS AND GEOGRAPHIC INFORMATION

  a. Summary information about geographical areas

     Precise operates in one industry segment, the development and marketing of performance software products. Operations in Israel include research and development, marketing and sales. Operations in the United States and in the United Kingdom include marketing and sales. The following is a summary of operations within geographic areas based on customer's location.

                                                                                    NINE MONTHS
                                                                                       ENDED
                                                       YEAR ENDED DECEMBER 31,      SEPTEMBER 30
                                                      -------------------------   ----------------
                                                       1997     1998     1999      1999     2000
                                                      ------   ------   -------   ------   -------
                                                                                    (UNAUDITED)
Revenues from sales to unaffiliated customers:
  U.S.A.............................................  $1,899   $4,632   $ 7,753   $4,786   $12,216
  North and South America (except U.S.A.)...........     170      201       530      490       879
  Japan.............................................     560      509       340      183       621
  Far East (except Japan)...........................      --      156       701      409       585
  Europe and others.................................     159      691     2,290    1,900     3,625
                                                      ------   ------   -------   ------   -------
                                                      $2,788   $6,189   $11,614   $7,768   $17,926
                                                      ======   ======   =======   ======   =======
Long-lived assets, by geographic region:
  Israel............................................  $  435   $  399   $   477      451       825
  United States.....................................     414      434       495      460     1,080
  United Kingdom....................................      --       --        --       --        89
                                                      ------   ------   -------   ------   -------
                                                      $  849   $  833   $   972   $  911   $ 1,994
                                                      ======   ======   =======   ======   =======

  b. Major customer data as a percentage of total revenues:

                                                                                NINE MONTHS
                                                                                   ENDED
                                                    YEAR ENDED DECEMBER 31,     SEPTEMBER 30
                                                    -----------------------    --------------
                                                    1997     1998     1999     1999     2000
                                                    -----    -----    -----    -----    -----
                                                                                (UNAUDITED)
Customer A........................................     --      4.0%    15.3%    15.2%     5.2%
Customer B........................................   20.1%     8.2%     2.9%     2.4%     3.1%
Customer C........................................     --       --      0.8%     0.7%    26.2%

                PRECISE SOFTWARE SOLUTIONS LTD. AND SUBSIDIARIES

               U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

NOTE 14 -- SUBSEQUENT EVENTS (UNAUDITED)

     In October 2000, the Company entered into agreement to acquire Savant Corporation (Savant). The acquisition will expand the breadth and depth of Precise's performance solutions allowing its customers to improve business performance. The consummation of the acquisition is subject to regulatory approval and customary closing conditions. The total purchase price payable consists of $2.5 million in cash and 512,455 ordinary shares. In addition, Savant's shareholders will have the right to receive additional ordinary shares based on the achievement of certain post acquisition revenue performance targets. The Company has incurred approximately $300 in expenses related to the acquisition.

     The acquisition of Savant will be accounted for as a purchase, with the result of Savant's operations included in the Company's results of operations from the date of acquisition. The following unaudited pro forma information presents the results of operation for the Company and Savant for the nine months ended September 30, 1999 and 2000 as if the acquisition had been consummated as of January 1, 1999 and January 1, 2000, respectively (in thousands, except per share amounts, unaudited):

                                                              NINE MONTHS
                                                                 ENDED
                                                             SEPTEMBER 30
                                                     -----------------------------
                                                         1999            2000
                                                     ------------    -------------
Revenue............................................    $ 10,460        $ 20,504
Net loss...........................................    $  3,921        $  9,151
Basic and diluted net loss per share...............    $   1.03        $   0.92

     The unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred had the transaction been completed at the beginning of the earliest period presented, nor is it necessarily indicative of future operating results.

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors
Savant Corporation

     We have audited the accompanying balance sheets of Savant Corporation (the "Company") as of June 30, 2000 and 1999, and the related statements of operations, shareholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Savant Corporation at June 30, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

                                            /s/Ernst & Young LLP

McLean, Virginia
August 23, 2000

                               SAVANT CORPORATION

                                 BALANCE SHEETS

                                                              SEPTEMBER 30,
                                                               (UNAUDITED)           JUNE 30,
                                                              -------------   -----------------------
                                                                  2000           2000         1999
                                                              -------------   ----------   ----------
                           ASSETS
Current assets:
    Cash....................................................   $  488,838     $  333,783   $  567,813
    Accounts receivable.....................................      494,245      1,037,578      400,084
    Receivable for redeemable convertible preferred stock...           --         50,400           --
    Prepaid offering costs..................................       54,689             --       75,000
    Other prepaid expenses and current assets...............           --         49,546       39,518
                                                               ----------     ----------   ----------
         Total current assets...............................    1,037,772      1,471,307    1,082,415
Property and equipment:
    Furniture and fixtures..................................      100,333        100,333       96,142
    Computer equipment......................................      154,599        154,599       84,435
    Leasehold improvements..................................       14,310         14,310       14,310
    Equipment under capital lease...........................       84,345         54,706      114,200
                                                               ----------     ----------   ----------
                                                                  353,587        323,948      309,087
Less: accumulated depreciation and amortization.............     (230,215)      (216,843)    (128,451)
                                                               ----------     ----------   ----------
                                                                  123,372        107,105      180,636
Software rights and development costs, net..................      872,585        626,090       48,857
Deposits....................................................        4,870          6,826        1,644
                                                               ----------     ----------   ----------
         Total assets.......................................   $2,038,599     $2,211,328   $1,313,552
                                                               ==========     ==========   ==========
           LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
    Unearned revenue........................................   $  700,929     $  786,806   $  386,291
    Accounts payable........................................      118,690        109,334       88,143
    Current portion of notes payable to related party.......      580,952        547,591      584,453
    Current portion of notes payable to third parties.......           --        105,064      172,800
    Accrued professional fees and other current
      liabilities...........................................           --             --       30,631
    Accrued payroll expenses................................      239,666        102,878       88,176
    Capital lease obligations -- current....................       17,442         16,039       24,087
                                                               ----------     ----------   ----------
         Total current liabilities..........................    1,657,679      1,667,712    1,374,581
Notes payable to related party..............................           --             --      237,997
Capital lease obligations...................................       22,768          1,898       18,327
                                                               ----------     ----------   ----------
         Total liabilities..................................    1,680,447      1,669,610    1,630,905
Redeemable convertible preferred stock, $0.01 and $.000005
  par value; authorized shares 5,005,000, issued and
  outstanding 615,950 and 615,950 at September 30 and June
  30, 2000 and 2,223 at June 30, 1999 ($1,571,693
  liquidation value)........................................    1,420,331      1,420,331      900,657
Shareholders' deficit:
Common stock, $0.000005 par value; authorized shares
  100,000,000, issued and outstanding 22,170,476,
  21,886,000, and 21,746,000 at September 30, 2000, June 30,
  2000 and June 30, 1999, respectively......................          111            110          110
Additional paid-in capital..................................    1,721,949      1,621,596    1,416,425
Accumulated deficit.........................................   (2,784,239)    (2,500,319)  (2,634,545)
                                                               ----------     ----------   ----------
                                                               (1,062,179)      (878,613)  (1,218,010)
                                                               ----------     ----------   ----------
         Total liabilities and shareholders' deficit........   $2,038,599     $2,211,328   $1,313,552
                                                               ==========     ==========   ==========

                            See accompanying notes.

                               SAVANT CORPORATION

                            STATEMENTS OF OPERATIONS

                                                                THREE
                                                               MONTHS
                                                                ENDED
                                                            SEPTEMBER 30,
                                                             (UNAUDITED)      YEAR ENDED JUNE 30,
                                                            -------------   -----------------------
                                                                2000           2000         1999
                                                            -------------   ----------   ----------
Net revenue:
  Product sales...........................................    $ 249,486     $2,555,952   $2,318,227
  Development & design....................................           --         81,510      899,490
  Maintenance and other revenues..........................      410,400      1,120,949      444,243
                                                              ---------     ----------   ----------
                                                                659,886      3,758,411    3,661,960
Operating expenses:
  General and administrative..............................      361,921      1,242,777      986,377
  Sales and marketing.....................................      393,257      1,450,582    1,215,721
  Research and development................................      120,749        688,626    1,078,862
  Product maintenance.....................................       51,299        151,539       60,887
                                                              ---------     ----------   ----------
                                                                927,226      3,533,524    3,341,847
                                                              ---------     ----------   ----------
Income (loss) from operations.............................     (267,340)       224,887      320,113
Other income (expense):
  Interest and other income...............................        4,048          8,274       12,975
  Interest expense........................................      (20,628)       (98,935)    (213,232)
                                                              ---------     ----------   ----------
                                                                (16,580)       (90,661)    (200,257)
                                                              ---------     ----------   ----------
Income (loss) before cumulative effect of accounting
  change..................................................     (283,920)       134,226      119,856
                                                              =========     ==========   ==========
Cumulative effect of accounting change:
  Adoption of SOP 98-5....................................           --             --      (16,364)
                                                              ---------     ----------   ----------
Net income (loss).........................................    $(283,920)    $  134,226   $  103,492
                                                              =========     ==========   ==========

                            See accompanying notes.

                               SAVANT CORPORATION

                      STATEMENTS OF SHAREHOLDERS' DEFICIT

                                           COMMON STOCK       ADDITIONAL
                                        -------------------    PAID-IN     ACCUMULATED
                                          SHARES     AMOUNT    CAPITAL       DEFICIT        TOTAL
                                        ----------   ------   ----------   -----------   -----------
Balance at June 30, 1998..............  20,000,000    $100    $  960,717   $(2,738,037)  $(1,777,220)
Conversion of debt to common stock....   1,508,000       8       229,100            --       229,108
Common stock issued as consideration
  for services........................     124,000       1        47,499            --        47,500
Amortization of compensatory stock
  options.............................          --      --       155,334            --       155,334
Common stock issued to directors......     114,000       1        23,775            --        23,776
Net income............................          --      --            --       103,492       103,492
                                        ----------    ----    ----------   -----------   -----------
Balance at June 30, 1999..............  21,746,000    $110    $1,416,425   $(2,634,545)  $(1,218,010)
                                        ==========    ====    ==========   ===========   ===========
Exercise of stock options.............      54,000      --         2,700            --         2,700
Common stock issued to directors......      86,000      --        23,220            --        23,220
Amortization of compensatory stock
  options.............................          --      --       179,251            --       179,251
Net income............................          --      --            --       134,226       134,226
                                        ----------    ----    ----------   -----------   -----------
Balance at June 30, 2000..............  21,886,000    $110    $1,621,596   $(2,500,319)  $  (878,613)
                                        ==========    ====    ==========   ===========   ===========
Exercise of stock options.............      14,000      --           722            --           722
Conversion of debt to common stock....     270,476       1        56,799            --        56,800
Amortization of compensatory stock
  options.............................          --      --        42,832            --        42,832
Net loss..............................          --      --            --      (283,920)     (283,920)
                                        ----------    ----    ----------   -----------   -----------
Balance at September 30, 2000
  (unaudited).........................  22,170,476    $111    $1,721,949   $(2,784,239)  $(1,062,179)
                                        ==========    ====    ==========   ===========   ===========

                            See accompanying notes.

                               SAVANT CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                              THREE MONTHS
                                                                 ENDED
                                                             SEPTEMBER 30,
                                                              (UNAUDITED)      YEAR ENDED JUNE 30,
                                                            ----------------   -------------------
                                                                  2000           2000       1999
                                                            ----------------   --------   --------
OPERATING ACTIVITIES
Net income (loss).........................................     $(283,920)      $134,226   $103,492
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
     Depreciation and amortization........................        17,539        142,805    154,079
     Amortization of compensatory stock options...........        42,832        179,251    155,334
     Write-off of prepaid offering costs..................            --         75,000         --
     Common stock issued as consideration for services....            --             --     47,500
     Common stock issued to directors.....................            --         23,220     23,776
     Cumulative effect of accounting change...............            --             --     16,364
     Changes in operating assets and liabilities:
       Accounts receivable................................       543,333       (637,494)   (76,107)
       Other prepaid expenses and current assets..........        (5,143)       (10,028)   (23,745)
       Deposits...........................................         1,956         (5,182)    14,376
       Unearned revenue...................................       (85,877)       400,515    206,209
       Accounts payable and accrued professional fees.....         9,356         (9,440)    23,423
       Accrued payroll expenses...........................       136,788         14,702     48,127
                                                               ---------       --------   --------
Net cash provided by operating activities.................       376,864        307,575    692,828
INVESTING ACTIVITIES
Purchase of property and equipment........................            --        (14,861)   (66,613)
Acquisition of software rights and development............      (250,662)      (631,646)        --
                                                               ---------       --------   --------
Net cash used in investing activities.....................      (250,662)      (646,507)   (66,613)
FINANCING ACTIVITIES
Proceeds from long-term debt and short-term borrowings....           722             --    750,000
Proceeds from the exercise of stock options...............            --          2,700         --
Proceeds from indebtedness................................       (14,903)       120,000         --
Proceeds from note payable to Space Applications
  Corporation.............................................            --             --         --
Repayments of indebtedness................................            --       (462,595)  (840,096)
Repayments of note payable................................            --             --         --
Proceeds from sale of convertible preferred stock, net....        50,400        469,274         --
Prepaid offering costs....................................            --             --    (75,000)
Payments under capital lease obligations..................        (7,366)       (24,477)   (32,242)
                                                               ---------       --------   --------
Net cash provided by (used in) financing activities.......        28,853        104,902   (197,338)
(Decrease) increase in cash...............................       155,055       (234,030)   428,877
Cash at beginning of year.................................       333,783        567,813    138,936
                                                               ---------       --------   --------
Cash at end of year.......................................     $ 488,838       $333,783   $567,813
                                                               =========       ========   ========
Cash paid for interest....................................     $  20,628       $ 98,935   $162,464
                                                               =========       ========   ========

                            See accompanying notes.

                               SAVANT CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                                 JUNE 30, 2000

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

     Savant Corporation (the "Company") develops, sells, supports, and provides training for computer software applications. Currently, the Company's primary product which was released for sale in March 1997, is Diagnostic Center software for use with Oracle Relational Data Base Management Systems ("RDBMS") and which allows the users to monitor and adjust the operations of RDBMS. The Company is capable of providing its software and services worldwide.

     During the year ended June 30, 2000, the Company developed three additional products that work with the Diagnostic Center: Sensor, Analyst and Profiler.

INTERIM FINANCIAL INFORMATION

     The accompanying financial statements as of September 30, 2000, and for the three months then ended are unaudited. This unaudited information has been prepared by the Company on the same basis as the audited consolidated financial statements and, in the opinion of management, all adjustments, consisting only of normal recurring accruals considered necessary for a fair presentation, have been included in the accompanying unaudited statements as of and for the three months ended September 30, 2000. The results for the three months ended September 30, 2000 are not necessarily indicative of the results to be expected for the entire fiscal year ending June 30, 2001.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at historical cost. Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets. The Company estimates the useful lives to be three years for computers and software and five years for equipment. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the term of the lease or the assets useful lives. Amortization of equipment under capital lease is computed using the straight-line method over the shorter of the term of the lease or the related asset's estimated useful life. Depreciation expense recognized for the three months ended September 30, 2000 and the years ended June 30, 2000 and 1999 was $13,372, $88,392 and
$65,005, respectively.

RESEARCH AND DEVELOPMENT

     All research and development costs are expensed as incurred until technological feasibility has been established ("beta stage"). Once technological feasibility has been established, such costs are capitalized until the software has completed beta testing and is generally available. After the software becomes generally available, the related capitalized costs are amortized on a straight-line basis over a period that approximates its useful life. Management periodically reviews recoverability of the remaining unamortized costs and, if necessary, makes an adjustment to reduce the carrying value to approximate net realizable value.

SOFTWARE RIGHTS AND DEVELOPMENT COSTS

     Software rights and development costs are stated at cost. Amortization of software rights and development costs is computed on the straight-line basis over three years. The Company capitalized $250,662 and $581,646 of software development costs during the three months ended September 30, 2000 and the year ended June 30, 2000. The Company also paid $50,000 to a third party for the rights to certain software. In connection with this purchase of the rights to certain software from a third party, the

                               SAVANT CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

Company will have to make an additional payment of $25,000 to the third party once the software is available for commercial release. Such payment will be recorded by the Company when it is earned and amortized over the remaining life of the software.

     The amortization expense recognized for software rights and development costs for the three months ended September 30, 2000 and the years ended June 30, 2000 and 1999 was $4,167, $54,413 and $89,074, respectively. Accumulated amortization as of September 30, 2000, June 30, 2000 and June 30, 1999 was $291,086, $286,919 and $232,506, respectively.

ORGANIZATIONAL COSTS

     On July 1, 1998, the Company adopted the provisions of Statement of Position ("SOP") 98-5, Reporting the Costs of Start-Up Activities. SOP 98-5 requires that any costs related to start-up activities be expensed in the period incurred. In addition, in connection with the adoption of SOP 98-5, the Company wrote-off its remaining organization costs of $16,364 and reflected such write-off as the cumulative effect of adopting an accounting change in the statement of operations for the year ended June 30, 1999.

REVENUE RECOGNITION

     The Company records revenue in accordance with AICPA Statement of Position 97-2, "Software Revenue Recognition," as amended. In accordance with SOP 97-2, revenue from product sales is recognized upon shipment provided that no significant vendor and post contract support obligations remain and collection of the related receivable is considered probable. Revenues from post contract customer support, primarily maintenance, are recognized ratably over the period the customer support services are provided, which is generally one year. In software arrangements that include post contract customer support, the Company allocates the total fee among each deliverable based on the relative fair value of the deliverables determined on vendor specific objective evidence.

     Development and design revenues represent research services provided to a third party for development of certain software. Such revenues are recognized as performance hurdles are met (in accordance with the provisions of the agreement) and collectibility is probable.

ADVERTISING EXPENSE

     The cost of advertising is expensed as incurred, and amounted to $10,574, $65,987 and $62,746 for the three months ended September 30, 2000 and the years ended June 30, 2000 and 1999, respectively.

INCOME TAXES

     The Company computes income taxes under the liability method. Under the liability method, deferred income taxes are generally determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Net deferred tax assets are recorded when it is more likely than not that such tax benefits will be realized.

STOCK BASED COMPENSATION

     During fiscal 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." The provisions of SFAS No. 123 allow companies to either expense the estimated fair value of stock options or to continue to follow the intrinsic value method set forth in APB Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") but disclose the pro forma effects on net income had the fair value of the options been expensed. The

                               SAVANT CORPORATION

Company has elected to continue to apply APB 25 in accounting for its stock option incentive plans. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated fair market value of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock (See Note 7).


USE OF ESTIMATES


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


2.  ORGANIZATION AND CAPITALIZATION


     The Company was incorporated on April 30, 1996. On this date, the Company purchased substantially all of the assets of Envision Software, Incorporated ("Envision") for $100,000 and a 55% interest in the outstanding common stock of the Company. The purchase price was allocated to both the tangible assets and the software rights acquired from Envision.

     During fiscal year 1996, the Company sold a 45% interest in the outstanding common stock of the Company to Space Applications Corporation ("SAC") for cash totaling $700,000 and notes receivable totaling $440,000. The notes receivable were due monthly through September 1996. These notes were paid in full as of October 16, 1996. During fiscal 1999, SAC sold its 45% interest in the Company to Summit Aviation, Inc. ("Summit").


3.  RELATED PARTY TRANSACTIONS


     The Company had an administrative services agreement with SAC, whereby SAC will provide the Company with certain administrative and management services. The payment of up to $200,000 of these costs may be deferred by the Company under a line of credit agreement. Any deferred amounts bore interest at an annual rate of 20% from the date of invoice until paid in full.

     In September 1998, the Company consolidated all outstanding debt with SAC (including amounts drawn down under the administrative services agreement) into one note in the amount of $235,709, bearing an annual interest rate of 10.5% and amortizing over the term of the note, which matures on October 1, 2000. The note is secured by certain assets of the Company. At June 30, 1999, the outstanding balance on this note was $162,505.

     In September 1998, the Company entered into a promissory note with Summit in the amount of $750,000, bearing an annual interest rate of 14% and amortizing over the term of the note, which matures on October 31, 2000. This note is personally secured by the President of the Company. The proceeds of this note were used to retire the line of credit with Capital Financial and Management, Inc. (see Note 4). At June 30, 1999, the outstanding balance on this note was $659,945.

     In March 2000, the Company, SAC and Summit agreed on a new payment plan in connection with raising additional capital. The new payment plan provided for three payments to settle the debt with the last payment on May 15, 2000, the anticipated date of closing a transaction to raise capital. As of September 30, 2000, the Company has not made all of these payments as it did not raise the capital it anticipated. As a result, the entire remaining balances are classified as current, as they are due. At September 30, 2000 the outstanding balances on these notes payable to SAC and Summit were $87,097 and $493,855, respectively and are reflected in notes payable to related parties in the balance sheet. At June 30, 2000, the outstanding balances on these notes payable to SAC and Summit were $87,097 and $460,494, respectively and are reflected in notes payable to related party in the balance sheet. Included in these amounts is accrued interest totaling $90,161.

                               SAVANT CORPORATION

     In December 1998, the Company signed a memorandum of understanding with Steven Myers & Associates, Inc. ("SMA"), a company affiliated with Summit, for SMA to provide professional services to the Company with respect to a private placement of Company securities. The total fee for such services was expected to be $300,000, of which $75,000 was paid as of June 30, 1999. The $75,000 paid as of June 30, 1999 was capitalized and included in prepaid offering costs in the June 30, 1999 balance sheet. The prepaid offering costs were expensed in general and administrative expenses during the year ended June 30, 2000 as the private placement never occurred. In the event that the Company is acquired, the remaining $225,000 obligation would be payable to SMA under this memorandum of understanding.


4.  LONG-TERM DEBT


     On July 9, 1997, the Company entered into a letter of agreement with a third party for the express purpose of raising operating capital for the Company. This agreement provided that the Company would pay interest at a rate of 20% per annum for all loans received, with principal and interest payments due 24 months from the date of investment. Upon loan maturity, the Company would repay the principal and interest in full, or at the investors option, credit the interest towards the purchase of Company stock at a value of $0.209 per share. The Company borrowed $120,000 under this agreement. This loan had a maturity date of July 9, 1999.

     On August 1, 1999, the loan was replaced by another loan with principal and interest payments due 13 months from the date of investment. Upon loan maturity, the Company would repay the principal and interest in full, or at the investors option, credit the interest towards the purchase of Company stock at a value of $0.209 per share. The Company borrowed $120,000 under this agreement. This loan has a maturity date of September 1, 2000. The interest accrued and unpaid at June 30, 2000 and 1999 was $58,483 and $52,800, respectively and is included as part of this debt balance. The principal amount outstanding at June 30, 2000 and 1999 was $46,581 and $120,000, which is included in notes payable to third party. On August 29, 2000, $56,800 of accrued interest was converted to 270,476 shares of the Company's common stock under terms stipulated in the original loan agreement. In addition, the rest of the balance was fully paid during the three months ended September 30, 2000.

     On September 15, 1997, the Company entered into a line of credit, with Capital Financial and Management, Inc. with a maximum borrowing amount not to exceed $900,000, which was due on September 15, 1999. Interest on any outstanding principal amounts was payable at an annual rate of 22%. There is no balance outstanding as of June 30, 2000 and 1999, and the line of credit was terminated at its maturity date.

     An additional note was entered into on May 21, 1998, in the amount of $50,000 which is due on or before May 21, 2000. Interest on this note is payable at an annual rate of 10%, to be paid at maturity. The note contains a conversion feature which allows the lender to convert all principal and interest due to shares of common stock of the Company, on or before the date of note maturity, at a rate of $0.270 per share. In March 1999, an additional $50,000 note was entered into on substantially the same terms as the first note. In June 1999, the entire outstanding balance of $105,990, which included $5,990 of accrued interest, was converted into 392,000 shares of common stock.


5.  LEASES


     The Company leases office facilities and certain equipment. The office facility lease is classified as an operating lease. The equipment leases are classified as either operating or capital leases. The Company incurred rent expense related to operating leases of $33,112, $119,584 and $114,644 for the three months ended September 30, 2000 and the years ended June 30, 2000 and 1999, respectively.

                               SAVANT CORPORATION

     As of September 30, 2000, future minimum lease payments under capital leases and non-cancelable operating leases with initial terms of one year or more are as follows (unaudited):

                                                              CAPITAL
                    YEAR ENDING JUNE 30,                      LEASES    OPERATING LEASES
                    --------------------                      -------   ----------------
2001........................................................  $23,815       $122,158
2002........................................................   13,702        105,442
2003........................................................   11,737          3,307
                                                              -------       --------
          Total minimum lease payments......................   49,254       $230,907
                                                                            ========
Amount representing interest................................   (9,044)
                                                              -------
Present value of net minimum lease payments.................  $40,210
                                                              =======

     As of June 30, 2000, future minimum lease payments under capital leases and non-cancelable operating leases with initial terms of one year or more are as follows:


                                                              CAPITAL
                    YEAR ENDING JUNE 30,                      LEASES    OPERATING LEASES
                    --------------------                      -------   ----------------
2001........................................................  $17,921       $122,158
2002........................................................   1,965         105,442
2003........................................................      --           3,307
                                                              -------       --------
          Total minimum lease payments......................  19,886        $230,907
                                                                            ========
Amount representing interest................................   1,949
                                                              -------
Present value of net minimum lease payments.................  $17,937
                                                              =======


     The Company entered into capital lease obligations for equipment in the amount of $23,639, $0 and $17,894 during the three months ended September 30, 2000 and the years ended June 30, 2000 and 1999, respectively.


6.  INCOME TAXES


     At September 30 and June 30, 2000, the Company has net operating loss carryforwards for federal income tax purposes of approximately $2,321,386 and $2,037,466, respectively, which are available to offset future federal taxable income through 2015. Net deferred tax assets have been fully offset by a valuation allowance due to the uncertainty of their realization.


7.  SHAREHOLDERS' EQUITY



SALE OF PREFERRED STOCK


     On or before January 31, 1997 the Company sold 2,223 shares of non-voting redeemable convertible preferred stock (the "1997 Preferred Stock"), par value $0.01, at $417.13 per share in a private placement memorandum. There are 5,000 shares of the 1997 Preferred Stock authorized for issuance. The 1997 Preferred Stock is non-voting, except that holders are entitled to elect one individual to serve on the Company's Board of Directors. Each holder of the 1997 Preferred Stock will have the right to convert, at any time, any or all of such holder's shares into common stock at an applicable conversion ratio as defined in the private placement memorandum dated December 16, 1996. The 1997 Preferred Stock is non-cumulative, does not have a defined dividend rate and is convertible into 4,446,000 shares of Company common stock. In the event of the sale of the Company, a merger of the Company into another company or the sale or disposition of all or substantially all of the Company's assets, the Company is required to redeem the 1997 Preferred Stock in cash at a rate of $417.13 per share.

                               SAVANT CORPORATION

     In March 2000, the Company's shareholders approved the issuance of up to an additional 5,000,000 shares of convertible preferred stock with terms identical to the redeemable preferred stock sold in 1997 (the "2000 Redeemable Preferred Stock"). In May 2000, the Company completed the sale of 613,727 shares of the 2000 Preferred Stock, par value $0.000005, at $1.05 per share in a private placement memorandum. The net proceeds to the Company were $519,674 of which $50,400 is still owed as of June 30, 2000 and is reflected as a receivable in the June 30, 2000 balance sheet. This amount was received subsequent to June 30, 2000. The 2000 Preferred Stock is non-voting. Each holder of the 2000 Preferred Stock will have the right to convert, at any time, any or all of such holder's shares into common stock at an applicable conversion ratio as defined in the private placement memorandum dated March 24, 2000. The 2000 Preferred Stock is non-cumulative, does not have a defined dividend rate and is convertible into 613,727 shares of Company common stock. In the event of the sale of the Company, a merger of the Company into another company or the sale or disposition of all or substantially all of the Company's assets, the Company is required to redeem the 2000 Preferred Stock in cash at a rate of $1.05 per share.


STOCK OPTION PLAN


     The Company has a nonqualified stock option plan, under which options are granted to all employees and vest over periods generally ranging from one to four years. A summary of stock option activity is as follows:


                                                                 NUMBER OF        WEIGHTED AVERAGE
                                                                   SHARES          EXERCISE PRICE
                                                              ----------------    ----------------
Balance at June 30, 1998....................................      8,890,000            $0.120
     Granted................................................      2,276,000             0.268
     Exercised..............................................             --                --
     Forfeited..............................................       (120,000)            0.050
                                                                 ----------

Balance at June 30, 1999....................................     11,046,000             0.150
     Granted................................................        586,234             0.251
     Exercised..............................................        (54,000)            0.050
     Forfeited..............................................       (690,000)            0.269
                                                                 ----------

Balance at June 30, 2000....................................     10,888,234             0.148
  Granted...................................................        972,500             1.050
  Exercised.................................................        (14,000)            0.050
  Forfeited.................................................       (505,000)            0.312
                                                                 ----------

Balance at September 30, 2000 (unaudited)...................     11,341,734            $0.218
                                                                 ----------

                               SAVANT CORPORATION

     The following represents the Company's outstanding and exercisable stock options at September 30, 2000 (unaudited):

            OPTIONS OUTSTANDING
-------------------------------------------
                             APPROXIMATE            OPTIONS EXERCISABLE
                               WEIGHTED       -------------------------------
              NUMBER           AVERAGE            NUMBER
          OUTSTANDING AT      REMAINING       EXERCISABLE AT      WEIGHTED
EXERCISE  SEPTEMBER 30,    CONTRACTUAL LIFE   SEPTEMBER 30,       AVERAGE
 PRICE         2000           (IN YEARS)           2000        EXERCISE PRICE
--------  --------------   ----------------   --------------   --------------
 $0.005       307,692            9.51                  --          $0.005
 0.050        710,000            7.75             710,000           0.050
 0.079      4,972,000            5.75           4,972,000           0.079
 0.209      3,116,000            7.00           3,116,000           0.209
 0.270      1,203,042            8.80             596,000           0.270
 1.050      1,033,000            9.97                  --           1.050

     The following represents the Company's outstanding and exercisable stock options at June 30, 2000:




            OPTIONS OUTSTANDING
-------------------------------------------
                             APPROXIMATE
                               WEIGHTED             OPTIONS EXERCISABLE
              NUMBER           AVERAGE        -------------------------------
          OUTSTANDING AT      REMAINING           NUMBER          WEIGHTED
EXERCISE  SEPTEMBER 30,    CONTRACTUAL LIFE   EXERCISABLE AT      AVERAGE
 PRICE         2000           (IN YEARS)      JUNE 30, 2000    EXERCISE PRICE
--------  --------------   ----------------   --------------   --------------
 $0.005       307,692            9.76                  --          $0.005
 0.050        724,000               8             724,000           0.050
 0.079      4,972,000               6           4,972,000           0.079
 0.209      3,116,000            7.25           3,116,000           0.209
 0.270      1,680,542            9.05                  --           0.270
 1.050         88,000            9.80                  --           1.050


     The Company granted 2,704,000 options during fiscal 1996, whose grant prices were less than the deemed fair value of the Company's common stock. The Company recognized $117,881 of compensation expense during fiscal 1999 and 1998 related to these options. In addition, the Company recorded $21,030, $121,815 and $37,453 in compensation expense during the three months ended September 30, 2000 and the years ended June 30, 2000 and 1999, respectively, related to certain stock options granted to the President of the Company.

     During fiscal 1998, the Company issued 460,000 warrants to third party as consideration for services received. The warrants are fully vested and exercisable for a period of 10 years at a strike price of $0.209. All of the warrants are outstanding as of September 30, 2000.

     During fiscal year 2000, the Company granted 307,692 options whose grant prices were less than the deemed fair value of the Company's common stock. As a result, the Company recognized $21,802 and $57,436 in compensation expense during the three months ended September 30, 2000 and the year ended June 30, 2000 related to these options.

     Had compensation cost related to the stock option plan been determined based on the fair value at the grant date for options granted during the three months ended September 30, 2000 and the years ended June 30, 2000 and 1999 consistent with the provisions of SFAS 123, the Company's pro forma net
(loss)income would be $(313,045), $87,946 and $82,370, respectively. The fair value of the options granted during fiscal year 1999 are estimated at $0.064 per share on the date of grant using the minimum value option-pricing model with the following assumptions: no dividend yield, no volatility, a risk-free

                               SAVANT CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

investment rate of 5.5% and an expected life of 5.0 years from the date of issuance. The fair value of the options granted during fiscal year 2000 are estimated at $0.126 per share on the date of grant using the minimum value option-pricing model with the following assumptions: no dividend yield, no volatility, a risk-free investment rate of 5.5% and an expected life of 5.0 years from the date of issuance. The effect of applying SFAS 123 on pro forma net income is not necessarily representative of the effects on reported net income for future years due to, among other things, the changes in fair value of additional stock options in future years.

COMMON STOCK

     In March 2000, the Company's shareholders approved a 2-for-1 stock split of the Company's common stock. In July 1999, the Company's shareholders approved a 1,000-for-1 stock split of the Company's common stock. Accordingly, all data shown in the accompanying financial statements and notes has been retroactively adjusted to reflect the stock splits.

     In March 2000, the Company's shareholders approved an increase of the authorized shares of Company common stock from 25,000,000 to 100,000,000. In July 1999, the Company's shareholders approved an increase of the authorized shares of Company common stock from 20,000,000 to 25,000,000.

     During fiscal 1999, the Company issued 124,000 shares of common stock to a third party as consideration for certain services valued at $47,500. In addition, during fiscal 2000 and 1999, the Company issued 86,000 and 114,000 shares of common stock, respectively, to non-employee directors as consideration for past services valued at $23,220 and $23,776 in the aggregate.

8.  EMPLOYEE BENEFIT PLAN

     In July 1999, the Company established the Savant Corporation 401(k) Plan (the "Plan"). The Plan was established to qualify as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code (the "Code"). The Plan covers all employees who have completed three months of service and attained the age of twenty-one. The Plan allows employees to contribute up to 15% of their total compensation, subject to Code limitations. The Company may make a matching contribution at its discretion. No such matching contributions were made during the three months ended September 30, 2000 and the year ended June 30, 2000.

9.  SYBASE LITIGATION

     In May 2000, Sybase, Inc. ("Sybase") filed a lawsuit alleging a breach of contract by the Company relating to a software development agreement. Sybase seeks to have certain software transferred to it plus unspecified damages. The Company has filed a counter complaint against Sybase for breach of contract and seeks damages for services believed to be in excess of $700,000. The Company has denied the allegations in Sybase's complaint and intends to vigorously defend the action. The Company does not believe that this matter will have a material impact on its financial position or results of operations.

10.  SUBSEQUENT EVENT (UNAUDITED)

     In October 2000, the Company and Precise Software Solutions Ltd. (Precise) entered into an agreement under which Precise would acquire all of the outstanding shares of capital stock of the Company for total stock and cash consideration of $20,000,000. In addition, the Company will have the right to receive additional consideration based on the achievement of certain post-acquisition revenue performance targets. The additional consideration would be in an amount equal to four and one-half times the amount by which such revenue exceeds $7 million (up to a maximum of $12 million in revenue).

                     PRECISE SOFTWARE SOLUTIONS AND SAVANT

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed combined financial statements have been prepared to give effect to the acquisition of Savant Corporation (Savant) under the purchase method of accounting after giving effect to the pro forma adjustments described in the accompanying notes.

     The following unaudited pro forma condensed combined balance sheet as of September 30, 2000 gives effect to the acquisition of Savant as if it had occurred on such date, and reflects the allocation of the purchase price to the Savant assets acquired based on their estimated fair values at the date of acquisition. The excess of the consideration paid by Precise in the acquisition over the fair value at Savant's identifiable assets and liabilities has been recorded as goodwill.

     The following unaudited pro forma condensed combined statements of operations combine the historical statements of operations of Precise and Savant. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2000 and for the year ended December 31, 1999, give effect to the acquisition as if it had occurred on January 1, 1999, and combine the historical unaudited statements of operations of Precise and Savant for such period. It is expected that following the acquisition Precise will incur additional costs, which are expected to be significant to the combined results of operations, in connection with integrating the two companies. Integration costs are not included in the accompanying unaudited pro forma condensed combined financial statements. This pro forma information should be read in conjunction with the respective consolidated historical financial statements (including notes thereto) of Precise and Savant, for the year ended December 31, 1999 and for the nine months period ended September 30, 2000, appearing elsewhere herein.

     Unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the acquisition occurred at the beginning of the periods presented, nor is it necessarily indicative of future financial position or results of operations. These unaudited pro forma condensed combined financial statements are based upon the respective historical financial statements of Precise and Savant and do not incorporate, nor do they assume, any benefits from cost savings or synergies of the combined company. The pro forma adjustments are based on available financial information and certain estimates and assumptions that the Company believes are reasonable and that are set forth in the notes to the unaudited pro forma condensed combined financial statements.

                        PRO FORMA FINANCIAL INFORMATION

                     PRECISE SOFTWARE SOLUTIONS AND SAVANT

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                               SEPTEMBER 30, 2000
                                 (IN THOUSANDS)

                                                 HISTORICAL                                     PRO
                                             -------------------    PRO FORMA                  FORMA
                                             PRECISE     SAVANT    ADJUSTMENTS   REFERENCES   COMBINED
                                             --------   --------   -----------   ----------   --------
ASSETS
Current assets:
  Cash and cash equivalents................  $ 25,447   $    489    $ (2,800)    A,B          $ 23,136
  Marketable securities....................    29,149         --          --                    29,149
Trade receivable, net......................     3,507        494          --                     4,001
Other account receivables and prepaid
  expenses.................................     3,253         60          --                     3,313
                                             --------   --------    --------                  --------
          Total current assets.............    61,356      1,043      (2,800)                   59,599
Long-Term investments......................    25,981         --          --                    25,981
Property and equipment, net................     1,994        123          --                     2,117
Severance pay fund.........................       445         --          --                       445
Other assets, net..........................       778        873       5,227     C,D             6,878
Goodwill...................................        --         --       8,847     E               8,847
                                             --------   --------    --------         --       --------
          Total assets.....................  $ 90,554   $  2,039    $ 11,274                  $103,867
                                             ========   ========    ========                  ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Trade payables.............................  $  1,894   $    119          --                  $  2,013
Deferred revenues..........................     2,154        701          --                     2,855
Current portion of notes payable to related
  party....................................        --        581          --                       581
Employee and payroll accruals..............     1,128        240          --                     1,368
Accrued expenses...........................     1,807         --          --                     1,807
Other accounts payable.....................       339         40                                   379
                                             --------   --------    --------                  --------
          Total current liabilities........     7,322      1,681          --                     9,003
Accrued severance pay......................       753         --          --                       753
Redeemable Convertible Preferred Shares....        --      1,421      (1,421)    G                  --

SHAREHOLDERS' EQUITY:
  Ordinary shares..........................       177         --           4     F                 181
  Additional paid-in capital...............   109,877      1,721      12,107     F,G           123,705
  Deferred stock compensation..............    (3,915)        --          --                    (3,915)
  Accumulated other comprehensive loss.....       (41)        --          --                       (41)
Accumulated deficit........................   (23,619)    (2,784)        584     G,H           (25,819)
                                             --------   --------    --------         --       --------
          Total liabilities and
            shareholders' equity...........  $ 90,544   $  2,039    $ 11,274                  $103,867
                                             ========   ========    ========                  ========

   See accompanying notes to unaudited pro forma condensed combined financial statements.

                     PRECISE SOFTWARE SOLUTIONS AND SAVANT

        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    PRO FORMA                 PRO FORMA
                                                PRECISE   SAVANT   ADJUSTMENTS   REFERENCES   COMBINED
                                                -------   ------   -----------   ----------   ---------
Revenues, net.................................  $17,926   $2,578     $    --                  $ 20,504
Cost of revenues..............................    1,658      139          --                     1,797
                                                -------   ------     -------      -------     --------
Gross profit..................................   16,268    2,439          --                    18,707
                                                -------   ------     -------      -------     --------
Operating expenses:
  Research and development, net...............    3,437      335          --                     3,772
  Selling and marketing, net..................   13,787    1,317          --                    15,104
  General and administration..................    2,640      903          --                     3,543
  Amortization of purchased intangible
     assets...................................       --       --       1,786            I        1,786
  Amortization of stock-based compensation....    4,953       --          --                     4,953
                                                -------   ------     -------      -------     --------
          Total operating expenses............   24,817    2,555       1,786                    29,158
                                                -------   ------     -------      -------     --------
Income (loss) from operations.................   (8,549)    (116)     (1,786)                  (10,451)
Financial income (expense):
     Interest income..........................    1,372        8          --                     1,380
     Interest expense.........................       --      (60)         --                       (60)
                                                -------   ------     -------      -------     --------
Net other income (expense)....................    1,372      (52)         --                     1,320
                                                -------   ------     -------      -------     --------
Net loss......................................   (7,177)  $ (168)    $(1,786)                 $ (9,131)
                                                =======   ======     =======      =======     ========
Basic and diluted net loss per share..........  $ (0.76)                                      $  (0.92)
                                                =======                                       ========
Weighted average number of shares used in
  computing basic and diluted net loss per
  share.......................................    9,451                                          9,963
                                                =======                                       ========
Basic and diluted pro forma net loss per
  share.......................................  $ (0.41)                                      $  (0.51)
                                                =======                                       ========
Weighted average number of shares used in
  computing pro forma basic and diluted net
  loss per share..............................   17,403                                         17,915
                                                =======                                       ========

   See accompanying notes to unaudited pro forma combined condensed financial statements.

                     PRECISE SOFTWARE SOLUTIONS AND SAVANT

        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    PRO FORMA                 PRO FORMA
                                               PRECISE   SAVANT    ADJUSTMENTS   REFERENCES   COMBINED
                                               -------   -------   -----------   ----------   ---------
Revenues, net................................  $11,614   $ 3,629     $    --                   $15,243
Cost of revenues.............................    1,647        88          --                     1,735
                                               -------   -------     -------                   -------
Gross profit.................................    9,967     3,541          --                    13,508
                                               -------   -------     -------                   -------
Operating expenses:
  Research and development, net..............    2,891     1,442          --                     4,333
  Selling and marketing, net.................    7,913     1,585          --                     9,498
  General and administration.................    1,598       881          --                     2,479
  Amortization of purchased intangible
     assets..................................       --        --       2,381            I        2,381
  Amortization of stock-based compensation...      234        --          --                       234
                                               -------   -------     -------                   -------
          Total operating expenses...........   12,636     3,908       2,381                    18,925
                                               -------   -------     -------                   -------
Income (loss) from operations................   (2,669)     (367)     (2,381)                   (5,417)
Financial income (expense):
  Interest income............................       71        11          --                        82
  Interest expense...........................       --      (148)         --                      (148)
                                               -------   -------     -------                   -------
Net other income (expense)...................       71      (137)         --                       (66)
                                               -------   -------     -------                   -------
Net income (loss)............................  $(2,598)  $  (504)    $(2,381)                  $(5,483)
                                               =======   =======     =======                   =======
Basic and diluted net loss per share.........  $ (0.79)                                        $ (1.44)
                                               =======                                         =======
Weighted average number of shares used in
  computing basic and diluted net loss per
  share......................................    3,299                                           3,811
                                               =======                                         =======
Basic and diluted pro forma net loss per
  share......................................  $ (0.22)                                        $ (0.45)
                                               =======                                         =======
Weighted average number of shares used in
  computing pro forma basic and diluted net
  loss per share.............................   11,637                                          12,149
                                               =======                                         =======

   See accompanying notes to unaudited pro forma combined condensed financial statements.

                     PRECISE SOFTWARE SOLUTIONS AND SAVANT

                          NOTES TO UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL STATEMENTS
          U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 1

     The unaudited pro forma condensed combined financial statements reflect the purchase of Savant Corporation ("Savant"). The total purchase price consisted of $2,800 in cash and $13,081 in shares, which represented the market value of 512,455 ordinary shares at the date of the agreement, and included $300 of transaction costs, consisting primarily of legal, accounting, and valuation fees.

     In addition, Savant will have the right to receive additional consideration based on the achievement of certain post-acquisition revenue performance targets.

     Based upon a preliminary valuation of tangible and intangible assets acquired, Precise has allocated the total cost of the acquisition to Savant assets as follows (in thousands) (This allocation is for pro forma purposes only. Actual fair values will be based on financial information at the acquisition date):

                                                              SEPTEMBER 30,
                                                                  2000
                                                              -------------
Tangible assets acquired....................................     $  (515)
                                                                 -------
Intangible assets-assembled workforce, customer lists, and
  goodwill..................................................      11,747
                                                                 -------
Completed technology........................................       3,200
                                                                 -------
In-process research and development.........................     $ 2,200
                                                                 -------
                                                                 $16,632
                                                                 =======

NOTE 2

     The pro forma condensed combined balance sheet includes the adjustments necessary to give effect to the acquisition as if it had occurred on September 30, 2000 and to reflect the allocation of the acquisition cost to the fair value of tangible and intangible assets acquired as noted above, including the elimination of Savant's equity account.

     The amount of excess of cost attributable to in process research and development of Savant is estimated to be in the sum of approximately $2,200. This amount will be recorded as research and development cost during the fiscal quarter in which the acquisition is consummated. This expense has not been included in Pro Forma Combined Condensed Statements of Operations as it does not represent a continuing expense.

     Adjustments included in the pro forma condensed combined balance sheet are summarized as follows (in thousands):

          (A) Cash consideration paid for Savant

          (B) Transaction costs.

          (C) Elimination of Savant's capitalized software costs.

          (D) Valuation of Savant's intangible assets of $6,100.

          (E) Valuation of Savant's goodwill of $8,847.

          (F) Issuance of shares in amount of $13,831

          (G) Elimination of the Savant equity accounts and the conversion of the redeemable shares.

          (H) Write off estimated of acquired in-process research and development of $2,200.

                     PRECISE SOFTWARE SOLUTIONS AND SAVANT

                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
          U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 3

     The pro forma condensed combined statements of operations include the adjustments necessary to give effect to the acquisition as if it had occurred on January 1, 1999. Adjustments included in the pro forma condensed combined statements of operations are summarized as follows:

          (I) Amortization of purchased intangible assets.

     Amortization of acquired intangible assets is calculated using the following estimated useful lives:

Assembled workforce.........................................  5 years
Goodwill....................................................  7 years
Customer lists..............................................  7 years
Completed technology........................................  5 years

     Amortization for the year ended December 31, 1999 and for the nine months ended September 30, 2000 was $2,381 and $1,786, respectively.

INSIDE BACK COVER
Precise Software Solutions
[Precise Logo]
accelerating e-business performance

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                4,350,000 SHARES

                     [PRECISE SOFTWARE SOLUTIONS LTD. LOGO]

                        PRECISE SOFTWARE SOLUTIONS LTD.

                                ORDINARY SHARES

                              -------------------

                                   PROSPECTUS

                              -------------------

                              MERRILL LYNCH & CO.

                               CIBC WORLD MARKETS

                             DAIN RAUSCHER WESSELS

                                 WIT SOUNDVIEW

                                  FAC/EQUITIES

                                           , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Companies Law provides that an Israeli company cannot exempt an office holder from liability with respect to a breach of his fiduciary responsibilities. However, our articles of association provide that, subject to the provisions of the Companies Law, we may insure the liability, in whole or in part, of any of our office holders with respect to: (a) a breach of the duty of care to us or to another person; (b) a breach of the fiduciary duty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests, or (c) a financial liability imposed upon him in favor of another person in respect of an act performed by him in his capacity as an office holder of Precise. In addition, we may indemnify an office holder against: (i) a financial liability imposed on him in favor of another person by any judgment, including a compromise judgment or an arbitrator's award approved by a court in respect of an act performed in his capacity as an office holder of Precise, and (ii) reasonable litigation expenses, including attorneys' fees, incurred by such office holder or charged to him by a court in proceedings instituted against him by Precise or on its behalf or by another person, or in a criminal charge from which he was acquitted, all in respect of an act performed in his capacity as an office holder of Precise. Our articles of association state that an office holder, for purposes of the provisions of the articles relating to insurance and indemnification, includes a director, a general manager, the chief executive officer, an executive vice president, a vice president, other managers directly subordinate to the general manager and any person who fills one of the above positions, even if he carries a different title. Furthermore, our articles of association provide that we may also procure insurance or indemnify any person who is not an office holder, including, without limitation, an employee, agent, consultant or contractor of Precise who is not an office holder. We have entered into indemnity agreements with our office holders and have obtained directors' and officers' liability insurance for the benefit of our office holders.

     Our U.S. subsidiary has also entered into indemnification agreements with certain of our key employees. These agreements provide, independent of the indemnification these individuals are entitled to by law and under the provisions of our subsidiary's charter, indemnification for certain acts while employed by the subsidiary. These indemnification agreements contain exclusions, such as limiting indemnification that would be unlawful or that is covered by other liability insurance. Moreover, employees are not indemnified against liability to the extent that the employee gained a personal profit to which he or she is not legally entitled, including proceeds obtained from the illegal trading of our equity securities. These agreements are guaranteed by Precise Software Solutions Ltd. as parent of the U.S. subsidiary, to the extent permitted by Israeli law.

ITEM 7.  RECENT SALES OF UNREGISTERED SECURITIES.

     Precise has issued (without payment of any selling commissions to any person) the following securities since September 30, 1997 without registration under the Securities Act of 1933. The following information reflects a two-for-three reverse share split effected by the Company in April 2000.

     Since September 30, 1997, Precise has issued options to purchase an aggregate of 4,980,464 ordinary shares and series A ordinary shares under its 1995 Share Option and Incentive Plan and its 1998 Share Option and Incentive Plan. From September 30, 1997 through September 30, 2000, options to purchase 123,828 ordinary shares had been exercised. The following table lists options granted between September 30, 1997 and September 30, 2000.

                         DATE                             SHARES        PRICE
                         ----                            ---------      -----
November 1998..........................................    500,408       0.38
November 1998..........................................  1,519,108       1.04
February 1999..........................................     48,338       1.04
May 1999...............................................     46,668       1.04

                         DATE                             SHARES        PRICE
                         ----                            ---------      -----
October 1999...........................................    183,336       1.04
October 1999...........................................    970,024       1.50
January 2000...........................................      3,334       1.04
March 2000.............................................    410,672       1.50
March 2000.............................................    230,362      10.35
April 2000.............................................     40,000       1.04
May 2000...............................................     33,333      10.35
June 2000..............................................    571,070      15.00
August 2000............................................    424,110      19.63

     In May 1997, Precise issued to certain of its existing shareholders an aggregate of $1,288,923 in face value of notes convertible into series A preferred shares at a conversion price equal to the price of equity securities issued in any subsequent round of equity financing provided at least $2.5 million was raised. In addition, Precise issued warrants to purchase 377,944 series A preferred shares at an exercise price of $0.02 per share, with each shareholder to whom a note was issued receiving a warrant to purchase the number of series A preferred shares equal to the amount of the face value of the note issued to the investor divided by $3.41. In October, November and December of 1997, Precise issued, without additional consideration, additional warrants to purchase an aggregate of 283,458 series A preferred shares pursuant to the terms of the original notes and warrants.

     In November 1998, Precise issued a warrant to purchase 286,314 series A ordinary shares to an employee.

     In November 1997, Precise issued to certain of its existing shareholders an aggregate of $617,700 in principal amount of notes, convertible into series A preferred shares at a conversion price equal to the price per share of equity securities offered in a subsequent offering, provided that at least $2.0 million in cash was raised in that offering.

     In February 1998, Precise issued and sold series A preferred shares convertible into an aggregate of 3,956,046 ordinary shares to various investors for a purchase price of $1.42 per share paid in cash or conversion of notes issued by Precise and held by some of the investors. Precise also issued an aggregate of 1,327,879 ordinary shares to existing investors pursuant to anti-dilution provisions of securities held by these investors without additional consideration.

     In November 1998, Precise issued a warrant to purchase 140,000 series A preferred shares to a consultant at an exercise price of $0.38 per share.

     In September 1999, Precise issued 4,875,800 series B preferred shares convertible into 4,875,800 ordinary shares at a purchase price of $2.04 per share to various investors.

     In July 2000, Precise issued 312,500 ordinary shares to EMC Investment Corporation.

     No underwriters were involved in any of the foregoing sales of securities. Such sales were made in reliance upon an exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering or the rules and regulations thereunder, or, in the case of the options to purchase ordinary shares described above, Rule 701 of the Securities Act or were issued outside of the United States in transactions not subject to the United States federal securities laws. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

ITEM 8.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) EXHIBITS.

EXHIBIT                                                                  SEQUENTIAL
 NUMBER                      DESCRIPTION OF DOCUMENT                      PAGE NO.
--------                     -----------------------                     ----------
 1.1*      Form of Underwriting Agreement
 2.1       Agreement and Plan of Merger, dated as of October 27, 2000, by and among the Registrant, Precise Acquisition Corporation and Savant Corporation.
 3.1(1)    Memorandum of Association of Registrant, dated November 14,
           1990 (English translation)
 3.2(1)    Amendment to Memorandum of Association of Registrant, dated
           April 12, 2000 (English translation)
 3.3(1)    Amended and Restated Articles of Association of Registrant
 4.1(1)    Specimen of Ordinary Share Certificate
 5.1*      Opinion of Volovelsky, Dinstein, Sneh & Co. as to the
           validity of the shares
10.1(1)    Lease Agreement by and between Precise and Africa Israel
           Investments Ltd. dated April 29, 1997 (English translation)
10.2(1)    Sublease Agreement, by and between the Travelers Indemnity
           Company and Precise Software Solutions, Inc. dated June 3,
           1999
10.3(1)+   Application Software Vendor Agreement by and between Precise and Amdocs UK Limited dated January 12, 1998
10.4(1)+   Software License Agreement by and between Precise and EMC
           Corporation dated March 19, 1999 and the amendments thereto dated October 5, 1999 and December 13, 1999
10.5(1)    Share Purchase Agreement by and among Precise and the
           Investors named therein, dated July 22, 1999, as amended on
           August 5, 1999
10.6(1)    Share Purchase Agreement by and among the Registrant and
           certain investors dated as of December 31, 1997
10.7(1)    Share Purchase and Shareholders Agreement by and among the
           Registrant, certain shareholders of the Registrant, Gemini
           Israel Fund LP, certain Advent Limited Partnerships and
           certain other purchasers dated May 6, 1996
10.8(1)    Agreement by and among the Registrant, certain shareholders of the Registrant, Gemini Israel Fund LP and certain Advent
           Limited Partnerships, dated November 9, 1993
10.9(1)    Letter Agreement between Precise and EMC Investment
           Corporation dated April 18, 2000, as amended May 19, 2000
           and June 26, 2000
10.10*     Registration Rights Agreement by and among the Registrant
           and certain stockholders of Savant Corporation.
21.1       Subsidiaries of the Registrant
23.1       Consent of Kost, Forer & Gabbay, a member of Ernst and Young
           International
23.2*      Consent of Volovelsky, Dinstein, Sneh & Co. (contained in
           Exhibit 5.1)
23.3       Consent of Ernst & Young LLP
24.1       Powers of Attorney (included on page II-5)

---------------
 *  To be filed by amendment.

 + Confidential treatment granted as to certain portions, which portions have been separately filed with the Securities and Exchange Commission.

(1) Incorporated by reference to the exhibits to the registrant's registration statement on Form F-1 (File No. 333-11992).

     (b) FINANCIAL STATEMENT SCHEDULES.

     Schedule II -- Valuation and Qualifying Accounts

ITEM 9.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto, duly authorized, in the City of Boston, Massachusetts, on October 27, 2000.


                                          PRECISE SOFTWARE SOLUTIONS LTD.

                                          By: /s/ SHIMON ALON
                                            ------------------------------------
                                              Shimon Alon
                                            Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Shimon Alon and Benjamin Nye, and each of them, as his or her attorney-in-fact, with the power of substitution, for him or her and any and all capacities, to sign any amendment or post-effective amendment to this Registration Statement on Form F-1 or abbreviated registration statement (including, without limitation, any additional registration filed pursuant to Rule 462 under the Securities Act of
1933) with respect hereto and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


             SIGNATURE                               TITLE                           DATE
             ---------                               -----                           ----

/s/ SHIMON ALON                       Chief Executive Officer, President       October 27, 2000
------------------------------------    and Director and Authorized United
Shimon Alon                             States Representative

/s/ J. BENJAMIN H. NYE                Chief Financial Officer                  October 27, 2000
------------------------------------
J. Benjamin H. Nye

/s/ DROR ELKAYAM                      Controller                               October 27, 2000
------------------------------------
Dror Elkayam

/s/ RON ZUCKERMAN                     Director and Chairman of the Board       October 27, 2000
------------------------------------    of Directors
Ron Zuckerman

                                      Director
------------------------------------
Yuval Cohen

/s/ ROBERT J. DOLAN                   Director                                 October 27, 2000
------------------------------------
Robert J. Dolan

/s/ EREL MARGALIT                     Director                                 October 27, 2000
------------------------------------
Erel Margalit

/s/ MARY A. PALERMO                   Director                                 October 27, 2000
------------------------------------
Mary A. Palermo

                                      Director
------------------------------------
Yoseph Sela

                                      Director
------------------------------------
Anton Simunovic

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                                                                                   BALANCE
                                                 BALANCE AT   CHARGED TO   CHARGED                 AT END
                                                 BEGINNING    COSTS AND    TO OTHER                  OF
                  DESCRIPTION                    OF PERIOD     EXPENSES    ACCOUNTS   DEDUCTIONS   PERIOD
                  -----------                    ----------   ----------   --------   ----------   -------
Year ended December 31, 1999
  allowance for doubtful accounts..............   $30,000      $25,000       --             --     $55,000
Year ended December 31, 1998
  allowance for doubtful accounts..............         0       30,000       --             --      30,000
Year ended December 31, 1997
  allowance for doubtful accounts..............    67,119       32,871       --        (99,990)          0

                                LIST OF EXHIBITS

EXHIBIT                                                                  SEQUENTIAL
 NUMBER                      DESCRIPTION OF DOCUMENT                      PAGE NO.
-------                      -----------------------                     ----------
 1.1*      Form of Underwriting Agreement
 2.1       Agreement and Plan of Merger, dated as of October 27, 2000, by and among the Registrant, Precise Acquisition Corporation and Savant Corporation
 3.1(1)    Memorandum of Association of Registrant (English
           translation)
 3.2(1)    Amendment to Memorandum of Association of Registrant, dated
           April 12, 2000 (English translation)
 3.3(1)    Amended and Restated Articles of Association of Registrant
 4.1(1)    Specimen of Ordinary Share Certificate
 5.1*      Form of Opinion of Volovelsky, Dinstein, Sneh & Co. as to
           the validity of the shares
10.1(1)    Lease Agreement by and between Precise and Africa Israel
           Investments Ltd. dated April 29, 1997 (English translation)
10.2(1)    Sublease Agreement, by and between the Travelers Indemnity
           Company and Precise Software Solutions, Inc. dated June 3,
           1999
10.3(1)+   Application Software Vendor Agreement by and between Precise and Amdocs UK Limited dated January 12, 1998
10.4(1)+   Software License Agreement by and between Precise and EMC
           Corporation dated March 19, 1999 and the amendments thereto dated October 5, 1999 and December 13, 1999
10.5(1)    Share Purchase Agreement by and among Precise and the
           Investors named therein, dated July 22, 1999, as amended on
           August 5, 1999
10.6(1)    Share Purchase Agreement by and among the Registrant and
           certain investors dated as of December 31, 1997
10.7(1)    Share Purchase and Shareholders Agreement by and among the
           Registrant, certain shareholders of the Registrant, Gemini
           Israel Fund LP, certain Advent Limited Partnerships and
           certain other purchasers dated May 6, 1996
10.8(1)    Agreement by and among the Registrant, certain shareholders of the Registrant, Gemini Israel Fund LP and certain Advent
           Limited Partnerships dated November 9, 1993
10.10*     Registration Rights Agreement by and among the Registrant
           and certain stockholders of Savant Corporation.
10.9(1)    Letter Agreement between Precise and EMC Investment
           Corporation dated April 18, 2000, as amended May 19, 2000
           and June 26, 2000
21.1       Subsidiaries of the Registrant
23.1       Consent of Kost, Forer & Gabbay, a member of Ernst and Young
           International
23.2*      Consent of Volovelsky, Dinstein, Sneh & Co. (contained in
           Exhibit 5.1)
23.3       Consent of Ernst & Young LLP
24.1       Powers of Attorney (included on page II-5)

---------------
*   To be filed by amendment.

+ Confidential treatment granted as to certain portions, which portions have been separately filed with the Securities and Exchange Commission.

(1) Incorporated by reference to the exhibits to the registrant's registration statement on Form F-1 (File No. 333-11992).